Verity™

>you will find what you are looking for<



2002 ANNUAL REPORT

>discover<









>organize<


>connect<



>we provide the infrastructure that brings people, information and businesses together…

and we do it better than anyone else<

ABOUT VERITY

Verity (NASDAQ: VRTY) is the leading provider of business portal infrastructure software.

Verity infrastructure gives businesses the search, classification and social network technology they need to effectively access and take action on mission-critical information assets enterprise-wide. The benefits of Verity software have been proven by over 1500 companies—including approximately 80% of the Fortune 50—in virtually every industry, and in online environments such as B2E corporate portals, B2C e-commerce Web sites and market exchange portals for B2B activities. Our market-leadership is a direct result of commitment to delivering real value to our customers and stockholders, innovating new products and technologies, and developing strong relationships with customers, partners and the communities in which we do business.



TABLE OF CONTENTS


>fiscal 2002 was our fourth consecutive profitable year<

- Fourth consecutive profitable year
- Cash and investments grew from $231 million in fiscal 2001 to $245 million in fiscal 2002
- Continued financial strength, including no long-term debt



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CASH & INVESTMENTS

Year Ended May 31 *(dollars in thousands, except per share data)*	2000	2001	**2002**
Revenue	$ 96,100	$ 145,035	**$ 93,765**
Net Income	$ 33,010	$ 33,760*	**$ 1,409***
Earnings Per Share – diluted	$ 0.95	$ 0.92*	**$ 0.04***
Operating Income (Loss)	$ 25,257	$ 42,647	**$ (7,596)**
Gross Margin	90.4%	90.7%	**85.9%**
Cash & Investments	$ 154,271	$ 231,145	**$ 245,356**

* Fiscal year 2001 is the first year Net Income and Earnings Per Share numbers were reported on a fully taxed basis.

As enterprise portals and content management requirements force organizations to concentrate more on their content as a strategic asset, search and categorization capabilities are emerging as a primary area of focus. Verity is a major player, with its wide installed base and well-established direct and indirect channels.

– Jeffrey Mann, Vice-President, International, META Group's Electronic Business Strategies

Fiscal 2002 was a challenging year for Verity. Like most companies, we were negatively impacted by a downturn in the global economy. Yet, we met the challenge. We executed on our business plans, and finished the year with our fourth consecutive annual profit. In light of the market conditions, we take pride in achieving this financial performance.

I'm also extremely proud of the worldwide Verity team, and I'm pleased to share with you their accomplishments over the past year.

Chief among those accomplishments was the fact that we were one of the last companies in our sector to be affected by the economic slowdown, and one of the first to recover. After a challenging first quarter, we lived up to the commitment we made to return to profitability by the third quarter. As a result, we finished the year with a profit of $1.4 million, or $0.04 per diluted share, on revenue of $93.8 million. During this demanding period our cash and investments grew to $245 million.

This growth in our cash position is all the more impressive in light of the stock repurchase program we announced in the second quarter of fiscal 2002. By the end of the year, we had spent approximately $20 million to repurchase Verity shares. We believe this is a prudent investment of our capital, and we plan on continuing to repurchase Verity shares, up to the $50 million total previously announced, through fiscal 2003.

One of the main reasons we are confident that our stock is a sound place for us to invest is our ability to develop innovative new products and successfully take them to market. In the first quarter of fiscal 2002 we released Verity K2 Enterprise 4.0, Verity K2 Catalog 4.0 and Verity K2 Developer 4.0 to critical acclaim from analysts and rapid acceptance from customers. This was followed by the 4.5 release of all three products in the fourth quarter. We believe these products set the standard for delivering solid return on investment, and depth and breadth of performance and capabilities across all three tiers of the Verity K2 architecture: search, classification and social network technology.

Behind these new products is the most important factor that contributed to our success over the past year—our people. No one has more experience producing infrastructure software that meets the needs of Fortune 500 and Global 2000 companies. The Verity team is dedicated to leading our market through continuous innovation, and to enhancing stockholder value by adhering to sound business principles.

We believe sound business principles include being a responsible member of the broader business community in which we operate. That's why we made a $1 million donation in the name of Verity employees worldwide to The September 11th Fund, which was established to assist the families of those who lost their lives in the terrorist attacks on the World Trade Center and the Pentagon. Not only do we strive to be market leaders, we strive to be leaders in the communities in which we live and conduct business.

>our customer base continues to grow<



>Sophisticated portals' main purpose has been to provide comprehensive search and retrieval functions across a wide range of resources. Verity is a leader in meeting those market requirements and provides some of the most effective software for exploiting internal information sharing<

Eric Woods, Research Director for Knowledge Management, Ovum



The hard work of the Verity team over the past year was also recognized by some of the most respected analyst groups in the world:

- Gartner confirmed our leadership in the search market.
- IDC named us the revenue leader of the search and retrieval software market.
- The Delphi Group listed us first in market share in the portal infrastructure software market.
- Ovum rated us as the leader in the enterprise and OEM search markets.
- META Group called us a top provider of knowledge management solutions.

Add these affirmations to our financial results, and the message is clear—Verity has the discipline, experience and products that it takes to lead a growing market.

In fiscal 2003, we plan to build on our successes of the past years. We remain committed to operating a profitable business, and investing capital in strategies that increase stockholder value. Above all, we will continue to execute on the sound, time-proven management practices that have served us so well in the past. Thanks to those practices, we find ourselves in a position envied by our competitors. Our market leadership is widely recognized. Our products are proven across a broad, rich customer base. Our financial position is among the best in the industry. The demand for our software and services continues to grow. And our management team has the experience to take full advantage of the opportunities that lie in front of us.

My thanks, again, to the worldwide Verity team, our customers, and our partners, for your contributions to a profitable fiscal 2002. Working together, I'm confident we will thrive in fiscal 2003.



Gary J. Sbona
Chairman and Chief Executive Officer
Verity, Inc.

During the rapid growth of the past two years, a handful of companies have distinguished themselves as revenue leaders in their respective segments. Verity topped the group of infrastructure software providers.

– Hadley Reynolds, Director of Research, The Delphi Group

Verity Accolades and Awards

"100 Companies That Matter in Knowledge Management" – KMWorld

Excellence Award for Knowledge Management and Community – Basex

"100 Fastest-Growing Companies" – Fortune Magazine

"Software 500" – Software Magazine

Best Practice Award 2001 for Technology Innovation – eWEEK Magazine/ Technology Managers Forum

"100 Fastest Growing" publicly held small businesses in America – Fortune Small Business Magazine

This document contains forward-looking statements relating to Verity and our expected performance, product introductions, and future strategy. We identify these statements with words such as "believe", "expect", "anticipate", "plan", "intend" and other similar words that imply future events. Actual results are subject to risks and uncertainties, including the risk that the market will not accept our new products, the risk that circumstances will change such that we deem it advisable to change our product focus or strategy, and other risks set forth under the caption "risk factors" at the end of item 1 of our form 10-K which is included in this annual report.

Sound business practices. Disciplined execution. An unwavering focus on fulfilling customer needs.

In business, these are what set the leaders apart from the followers. In the tough economic environment of the past fiscal year, we maintained the discipline to execute on the same sound business practices that served us so well in the boom times a couple of years earlier. As a result, we achieved an annual profit for the fourth year in a row, and recognition by no fewer than five respected industry analysts that we are the leader in our market.

Gartner Inc.: Verity Leads Search Market in Ability to Execute
The Magic Quadrant for Enterprise Search, The Gartner Group, February 2002

IDC: Verity is the Clear Revenue Leader in the Pure Search Engine Market
Search and Retrieval Technologies Market Forecast and Analysis, 2001-2005 and Mid-2000 Reassessment, IDC, September, 2001

Ovum Ltd.: Verity Leads Enterprise Search and OEM Search Markets
Next-generation search: building the smart portal, Ovum, September 2001

The Delphi Group: Verity is the Market-share Leader in the Portal Infrastructure Supplier Market
Market Analysis: Portal Software Leaders, The Delphi Group, May 2001

META Group Inc.: Verity is a Top Provider of Knowledge Management Solutions
Knowledge Management in Germany, META Group, December 2001

Verity is the clear revenue leader in the pure search engine market, although it has added categorization and personalization/expert identification features as well to enable enterprises to build communities of interest. Verity was one of the first to market search engine software, and it was marketed aggressively.

– Susan Feldman, Research Vice President, Content Management and Retrieval Software, IDC


>we continue to be
the market leader<



>Verity's vision of Social Networks as a tool to unite people, business needs, and data into a single framework is compelling. This technology has the very real potential to harness untapped value within the enterprise by leveraging the power of community<

CUSTOMER SUCCESS THROUGH FLEXIBLE, INTEGRATED SOLUTIONS

A recent survey of Global 3500 companies by Forrester Research found that the top three "key enabling features" of enterprise portals were search, taxonomy and personalization. Verity delivers all of these features integrated into a flexible, three-tier architecture. This integration enables Verity's search, classification and social network technology to deliver the high levels of relevancy, accuracy and scalability that businesses demand.

Tier 1: Discover

With Verity, companies can deploy solutions that meet their specific business requirements by implementing the specific search tools that meet their users' needs depending on their unique enterprise information assets.

Tier 2: Organize

Verity employs the full range of automatic classification solutions, so companies can augment automatic methods with as much or as little domain expertise as they require. Verity's patent-pending Logistic Regression Classification and Thematic Mapping technologies deliver some of the most accurate automatic classification solutions currently available.

Tier 3: Connect

Using Verity's patent-pending social networks technology, companies can enhance the information discovery and collaboration processes by leveraging the patterns created when people access information using the first two tiers. Popular ranking, document recommendation, expert location and communities of interest unlock the knowledge found in both documents and human information assets.

Our joint solution with Verity is the only one that can scale to meet the demands of very large user communities, such as UBS Warburg whose worldwide network of 20,000 users demand quick access to trusted, personalized content assets to help make better business decisions every day.

– Dave DeWalt, President and CEO, Documentum

Verity's robust search technology has served our firm well over the years, so we are confident the added power of Verity K2 Enterprise will prove even more beneficial for our staff. Verity K2 Enterprise will help to connect our 15,000 consultants worldwide to the more than 250,000 mission-critical documents from a variety of service databases and resources. Our consultants will spend less time looking for data and more time delivering quality service to our customers.

– Larry Quinlan, Global CIO, Deloitte Consulting

Portals are built to bring together all components of an enterprise's business. Whether B2B, B2C or B2E focused, portals are now critical to giving employees a single-point-of-access to all the content they need to do their jobs, and giving customers the information they need to make purchasing decisions. But a portal or business application is not only about the presentation layer, or what users see in their Web browser. Increasingly, businesses are recognizing that the real value of a portal is provided by the infrastructure technology that brings together information from enterprise-wide sources before users even open their browsers.

We believe one of the key reasons we continue to lead our market is that our focus has never strayed from developing products that deliver tangible value. In fact, ensuring our customers realize solid return-on-investment (ROI) is the most important thing we do. With portals, Web sites and business applications built on Verity infrastructure software, enterprises, e-commerce companies and business-to-business marketplaces can solve real business problems by bringing together the rapidly expanding structured and unstructured information now found in companies of every size.

Verity K2 Enterprise

Verity K2 Enterprise provides the integrated three-tier foundation of next generation business portals and e-business applications. Implemented as either a standalone portal/application, or as infrastructure that leverages existing technology investments, Verity K2 Enterprise lets users securely access content from enterprise-wide repositories, so they can spend less time looking for information and more time acting on it.

Verity K2 Catalog

Verity K2 Catalog helps shoppers find what they're looking for online, increasing sales and creating loyal customers who keep coming back for more. With Verity's three tiers, online retailers can influence purchasing decisions by suggesting related products, up-selling, promoting specific merchandise and connecting customers with product experts and other consumers that share their interests.

Verity K2 Developer

Verity K2 Developer is a toolkit that lets commercial software developers quickly and easily add Verity's three tiers to their own applications. Software vendors utilizing Verity technology in their applications include Documentum, PeopleSoft, SAP and Sybase.

>Our large, global manufacturing customers have product information residing in varying repositories, and they must be able to make it accessible to their customers and partners quickly and easily. The Verity K2 Developer is a proven solution for complex information retrieval challenges<

Rowland Archer, CTO of Haht Commerce



>Tim Miller, director of Cabelas.com, asked how many in the room could spell 'camouflage.' His point in asking was to underscore the importance of adding 'fuzzy search' features to a retailer's Web site. "We have a lot of interesting words," Miller says, referring to Cabelas.com's lineup of 110,000 hunting, fishing and outdoor products. Newly deployed portal infrastructure software from Verity will allow Miller's team to handle such misspellings<

PARTNERING WITH LEADERS FOR MUTUAL SUCCESS

You can usually judge people by the company they keep. Likewise, the quality of a company's partners is an indicator of how that company is regarded in the marketplace. It also shows how efficiently the company can reach new target markets. That's why Verity chooses to partner with a select range of third-party systems integrators (SIs), independent software vendors (ISVs) and content providers that are leaders in their fields. These include:

- Premium SIs such as CSC, Deloitte Consulting and IBM Global Services.
- Leading and innovative ISVs such as BEA, IBM WebSphere Group and Oracle.
- Major content and pre-built taxonomy publishers such as LexisNexis, Factiva, Moreover and Hoover's Online.

Verity also leads the market in OEM partnerships. Our information retrieval technology is embedded into a broad range of leading applications and systems, representing virtually every segment of the industry. These include products from such diverse software vendors as Adobe, Documentum, FileNET, Haht Commerce, IBM/Lotus, Macromedia/Allaire, Niku, PeopleSoft, TIBCO and Virage.

Our partnership with Verity is another major milestone in our strategy to offer our customers the most compelling and extended suite of solutions available to meet their ECM requirements.

– Michael W. Harris, Senior Vice President, Products & Strategy, FileNET



>the Verity K2 architecture is
a proven solution for complex
information retrieval challenges<

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended May 31, 2002
Commission file number 0-26880

VERITY, INC.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	**77-0182779** (I.R.S. Employer Identification No.)
894 Ross Drive **Sunnyvale, California** (Address of principal executive offices)	**94089** (Zip code)

Registrant's telephone number, including area code: (408) 541-1500

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to section 12(g) of the Act:

Common Stock, $0.001 Par Value
(Title of class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

The aggregate market value of the voting stock held by non-affiliates of the registrant, based upon the closing price of the Common Stock on July 31, 2002, as reported on Nasdaq National Market was approximately $228,084,000. Excludes approximately 14,835,000 shares of Common Stock held collectively by the executive officers and directors of the registrant and by each person who owned 5% or more of the outstanding Common Stock as of such date. Exclusion of shares held by any person should not be construed to indicate that such person is an affiliate of the registrant.

The number of shares of the registrant's Common Stock outstanding on July 31, 2002 was 35,199,316.

TABLE OF CONTENTS

PART I

Item 1. *Business*

We own or have rights to trademarks or trade names that we use in conjunction with the operation of our business. We own the Verity, Verity Logo, Topic and Knowledge Organizer trademarks in the United States. This Annual Report on Form 10-K also includes trademarks owned by other parties.

You should carefully read the information in this Annual Report on Form 10-K, including our consolidated financial statements and related notes beginning on page 42 of this Annual Report on Form 10-K. Our business involves significant risks. You should carefully consider the information under the heading "— Risk Factors" below. In addition, this Annual Report contains forward-looking statements that relate to future events or future financial performance. See "Forward-Looking Statements" at the end of this Item 1 regarding information that readers should be aware of in reading these forward-looking statements.

Overview

We are a leading provider of infrastructure software that powers corporate portals and e-commerce sites as well as e-business applications. The infrastructure software market is in great part the convergence of many core markets in which we have participated for years.

We develop, market and support infrastructure products for corporate intranets, extranets, corporate portals, business applications, online publishers, e-commerce providers and original equipment manufacturer (OEM) toolkits for independent software vendors (ISVs). Our comprehensive and integrated product family enables numerous enterprise-wide functionalities, all from the same underlying Verity information index. Our products organize and provide simple, single-point access to information across the entire enterprise. In doing so, our products create business portals, which leverage the value of existing investments in Internets, intranets and business applications.

Our software has been licensed directly to over 1,500 corporations, government agencies, software developers, information publishers and e-commerce vendors. We focus on several core markets, including intranet-based applications for large corporate and government organizations, information retrieval solutions for e-commerce merchants, Internet sites and electronic publishers, and OEM toolkits for ISVs. We pursue sales opportunities within organizations and government agencies through the efforts of our direct sales force and our products are also sold indirectly through a network of value added resellers (VARs) and system integrators, and as OEM toolkits through ISVs that embed Verity technology in their products or services.

From 1988 to 1994, we derived substantially all of our revenues from the license of custom search and retrieval applications and consulting and other services related to such applications. In 1995, we began refining and enhancing our core technology to add functionality and facilitate incorporation of our technology in a variety of markets. Recently, we have begun offering solutions and technology that address the business portal market.

We were organized as a California corporation in March 1988 and reincorporated in Delaware in September 1995. Our principal executive offices are located at 894 Ross Drive, Sunnyvale, California 94089, and our telephone number is (408) 541-1500. We maintain a web site on the World Wide Web at "verity.com." The reference to our web address does not constitute incorporation by reference of the information contained at the site.

The Verity Solution

Our comprehensive and integrated product family enables enterprise-wide document indexing, content organization, search and retrieval, organization and navigation, viewing, personalized dissemination, document recommendation, expert and community location, and hybrid online and CD/DVD publishing all from the same underlying Verity information index. Our products organize and provide simple, single-point access to information across the entire enterprise. By doing so, our products create business portals, which leverage the value of existing investments in intranet, Internet and network infrastructure. We believe the functionality and flexibility of our products enable us to offer our customers a knowledge solution that strengthens their businesses by improving efficiency, employee productivity and communication.

Our cross-platform knowledge retrieval product suite is scalable and is designed to solve the knowledge retrieval problems of enterprise and commerce sites. Our products:

- use a combination of full text, metadata and rule-based methods to index and retrieve information stored in a variety of formats and systems across corporate intranets, extranets and portals, and the Internet;
- organize and rank the relevance of selected information, enabling users to filter and evaluate information personalized to their specific needs and interests;
- enable user-initiated queries, and also enable the construction of automated software agents that actively and continuously monitor Internet and intranet information sources such as web sites, news feeds and file systems for new information or changes in content matching user profiles;
- enable the high-speed classification of information, the organization of information into taxonomies and the visual navigation of information;
- deliver the ability to filter most common file formats for viewing, and to convert most common file formats to HTML (Hypertext Markup Language) and XML (Extensible Markup Language);
- use the information created by individuals searching for and retrieving documents to automatically recommend additional documents, locate subject matter experts, and recognize communities of users with similar interests; and
- allow organizations to build hybrid online and offline information distribution systems by publishing information on CD-ROM and DVD-ROM, maintaining links to active web sites and enabling automatic synchronization between the Web and a user's local computer.

We originally developed our core search and retrieval technology for use by large government agencies in the defense and intelligence communities. In the past several years, we have enhanced and expanded our family of products and markets. Today, we offer a broad range of knowledge retrieval products for corporate intranets, extranets, corporate portals, e-commerce and publishing, and OEM toolkits for embedded solutions.

Corporate Intranets, Extranets and Portals. We market an integrated product suite enabling public and private organizations to index, search, retrieve, classify, organize, navigate, disseminate and publish textual information residing in many document formats and in web and file servers distributed across the enterprise. Our social network technology uses the information created by individuals searching for and retrieving documents to automatically recommend additional documents, locate subject matter experts, and recognize communities of users with similar interests. Verity K2 Enterprise is designed to serve as the foundation of a well-designed corporate portal or business application. Verity K2 Enterprise provides enhanced portal return on investment through advanced search and accurate content organization. Verity Portal One provides a suite of portal components that can be selected to build custom portals. Verity Information Server creates a searchable index to information across the enterprise. Verity Agent Server notifies users when documents matching their personal information needs are added to this index and sends them electronic notices via email or personal web pages. With Verity Knowledge Organizer, data from different systems and sources can be grouped together logically and navigated visually, reducing content management costs and increasing the usability of corporate intangible assets. Verity Intelligent Classifier lets users quickly and easily build, share, reuse, test and modify the business rules Verity solutions use to automatically classify information. For especially long or complex documents, Verity Document Navigator provides a publishing tool, which turns long, awkward documents into rich Web publications that users can easily search and navigate. Users can search and traverse an automatically generated table of contents, and efficiently find valuable information hidden within large documents. Users can create these searchable publications from any format Verity supports, including Microsoft Word, HTML and PDF.

Electronic Commerce and Publishing. E-commerce vendors, including online stores and publishers, demand fast and accurate searches across large bodies of content. Our Internet products are designed to provide e-commerce vendors and online information publishers with an integrated solution enabling their users to efficiently navigate product catalogs, news services and document repositories, whether online or from a remote, disconnected location. Through the use of our knowledge retrieval products, vendors have the ability to convert more site visitors into buyers and more buyers into repeat customers. Our product offerings include Verity K2 Catalog and Verity Publisher. Verity K2 Catalog is designed for scalability to support the largest commercial Internet sites and to enable millions of products and documents to be searched and indexed by hundreds of users simultaneously. Verity Publisher allows high-volume commercial and corporate publishers to use web-based information offline or from a low cost, searchable alternative media.

OEMs and Embedded Solutions. Our toolkits enable software developers to embed our search-and-retrieval, profiling agent, and viewing and filtering technologies within their products. Our technology has been embedded in: document repository systems offered by Documentum, Stellent and FileNET; enterprise resource planning systems from SAP and PeopleSoft; and many business applications including relational and object-oriented database products and resume tracking, customer care and help desk systems.

Products

Our product suite enables organizations to turn corporate intranets and extranets into a powerful knowledge base or corporate portal, making business information accessible and reusable across the enterprise. Our comprehensive and integrated product family enables enterprise-wide document indexing, content organization, search and retrieval, recommendation based on social network technology and personalized information dissemination, all from the same underlying Verity index. Because our products are designed to work together, customers may begin by deploying basic retrieval technology and can later incorporate more sophisticated content organization and social network technology as their business needs expand. Additionally, because we offer enterprise and departmental solutions, our customer's investment is preserved by our capability to expand to support the largest document repositories and corporate intranets and extranets.

Enterprise Business Portal Products:

Verity K2 Enterprise. Verity K2 Enterprise is infrastructure software that indexes, searches and retrieves information located in various repositories across an enterprise; applications include corporate intranets, portals, extranets, research and development, executive messaging and business intelligence systems. K2 Enterprise utilizes the Verity K2 architecture to deliver content organization, social network technology, rapid integration, limitless scalability, fault-tolerant operation and global support including support for multiple languages through best-of-breed locales.

Verity K2 Catalog. Verity K2 Catalog is e-business infrastructure that indexes, searches and retrieves information in Business-to-Customer and Business-to-Business environments. K2 Catalog utilizes the Verity K2 architecture to deliver intelligent merchandising based on Verity's content organization technology, social network technology, profitable site stickiness, rapid integration, adaptive personalization, limitless scalability, fault-tolerant operation and global support, including support for multiple languages through best-of-breed locales.

Verity K2 Spider. Verity K2 Spider crawls, filters and indexes web and file servers, located internally or externally, in real time, using a distributed architecture. This enables the indexing process to be configured with numerous crawlers and indexers that are managed by a controller, so that performance can be optimized and the indexing process can scale infinitely. In conjunction with Verity K2 solutions, K2 Spider provides end-to-end fault tolerance, scalability, flexibility and accuracy.

Verity Gateways. These add-on products extend the indexing range of Verity products. Through the use of gateways, Verity develops and markets access and indexing for popular information products, including Documentum, Lotus Notes, Microsoft Exchange, Web and file servers, and relational databases.

Verity Publisher. Verity Publisher is a hybrid CD-ROM/DVD-ROM-Web information publishing system. Publisher is designed to publish the contents of a web site on CD-ROM and DVD-ROM while maintaining links to web sites. Publisher is designed for high-volume information publishers, customer service organizations and others who need to use web-based information off-line. Publisher includes Verity's standard search capabilities.

OEM and Custom Application Development Tools:

Verity K2 Developer. Verity K2 Developer is a modular developer platform that allows independent software vendors to integrate Verity's indexing, search and retrieval, content organization and social network technology into commercial software applications. K2 Developer supports popular programming interfaces to Sun's Java and Microsoft's COM, allowing users to rapidly build applications or integrate K2 Developer into their existing web environment.

Verity Profiler Kit. Verity Profiler Kit enables users to develop applications that use content and metadata to classify information automatically and trigger business events. Profiler Kit enables developers to build specialized applications, using Verity's patented technology, to disseminate information accurately to users, to notify users about critical new information, or to classify documents into specific categories.

Verity Export. Verity Export provides on-demand, server-side conversion of documents to valid XML using a predefined Verity document type definition (DTD). The resulting XML can be indexed and searched, and viewed using cascading style sheets or extensible style language. Verity Export also provides, on-demand, server-side conversion of documents to web-ready HTML, so users can see any document, spreadsheet or presentation instantly through their browsers without the use of any other application.

Verity Filter SDK. The Verity Filter SDK is designed to allow independent software vendors to embed Verity's filtering functionality within their own applications. This allows their applications to index and search multiple file formats by extracting text and converting it to a data stream or ASCII text file.

Verity KeyView SDK. The Verity KeyView Developer's Kit is designed to allow independent software vendors to embed KeyView functionality within their own applications.

Verity KeyView Pro. Verity KeyView Pro enables users to filter and view documents residing in hundreds of application formats and is targeted at corporate customers. KeyView Pro provides desktop viewing and filtering, and compression functionality.

Services

We make extensive technical support and training services available for our customers, and provide consulting services designed to assist our customers in utilizing Verity software to develop custom search and retrieval, content organization and/or social network applications. As of May 31, 2002, we employed 26 people in our technical support organization, 43 people in our consulting group and 2 people focused on developing and coordinating training services.

Technical Support and Maintenance. We provide post-sale customer support directly through our own technical support engineers, who handle most support calls by telephone and electronic mail. We offer annual maintenance contracts, which entitle our customers to full telephone support service, software updates and bug fixes. We also provide our customers access to technical support services by electronic mail and over the Internet and a bulletin board system.

Consulting. We offer consulting services to our enterprise customers, OEMs, value added resellers and system integrators to assist them in designing and deploying Verity applications tailored to meet their particular information search and retrieval needs. Consulting services have typically been offered on a time and materials basis.

Training. We provide training services at our own training facilities located in Sunnyvale, California, and London, United Kingdom, as well as at the facilities of our customers, value added resellers and system integrators worldwide. We also provide training through certain authorized third parties. Courses are also delivered online. We have developed an extensive set of courses and materials for presentation by our professional instructors. We believe our training helps assure increased customer satisfaction while enhancing our ability to make additional sales to our existing customer base. Customers typically pay for training services on a per course or per day fee basis.

Customers

Our software has been licensed directly to over 1,500 corporations, government agencies, software developers, information publishers and e-commerce vendors. We focus on several core markets, including intranet-based applications for large corporate and government organizations, information retrieval solutions for e-commerce and electronic publishers, and OEM toolkits for ISVs. See Note 11 of Notes to Consolidated Financial Statements beginning on page 55 of this Annual Report on Form 10-K for a discussion of our international revenues, income from operations and long-lived assets by geographic region.

Sales and Marketing

We seek to tailor our sales and marketing efforts to most effectively reach customers in each of our core markets. We pursue opportunities within organizations and government agencies through the efforts of our direct sales force. Our products are also sold indirectly through our channel sales force, which includes a network of OEM customers, value added resellers and system integrators.

Direct Sales. Our direct sales force is trained to assist customers to acquire and utilize our suite of products to integrate information residing within the organization in a variety of repositories, such as Lotus Notes, Documentum, Microsoft Exchange, relational databases and web and file servers. Our direct sales force also targets online service providers and publishers of information stored on both the Internet and CD-ROM/DVD-ROM. We maintain direct sales offices or personnel in a number of metropolitan areas across the United States, including Falls Church, Burlington, Chicago, Dallas, New York, and Sunnyvale. European direct sales operations are located in London, Utrecht (The Netherlands), Munich and Paris. We also have direct sales offices located in Australia and Mexico.

Channel Sales. We work with a variety of partner types, including OEM customers, Independent Software Vendors and System Integrator Alliances. Partner companies are chosen based upon a strong mutual value-proposition and willingness to collaborate closely with our direct sales team. While our partner agreements may provide for resale rights in some cases, the majority of the time both sides sell their own products and services to satisfy mutual customer needs. Our products are also resold through partners in North America, Western Europe, Asia, South Africa and Australia.

Our technology is also sold as an integrated OEM feature of more than 200 software applications offered by over 100 OEM and ISV providers. Our OEM partners are drawn from such application markets as:

- application integration (iManage, iPlanet, Macromedia, TIBCO);
- groupware (Lotus);
- document and content management (divine, Documentum, FileNET, Stellent);
- enterprise resource planning systems (PeopleSoft, SAP);
- help desk and customer care solutions (Kana, Peregrine, ServiceWare);
- e-commerce (Haht Software);
- personal productivity (Adobe); and
- storage (OTG/Legato).

Our marketing activities are targeted at building market awareness and identifying prospective customers for enterprise, Internet and e-commerce, online publishing, hybrid CD-ROM/DVD-ROM-Web and OEM applications. Our marketing efforts include participation in tradeshows, conferences and industry events, Verity seminars, industry speaking engagements, and advertising and direct mail campaigns targeting specific markets such as corporate portal developers, intranet web site and content managers, and online catalog developers. Certain of our OEM contracts also provide for brand name exposure concerning the ISV's embedding of Verity technology. We also maintain an active public relations program targeting industry analysts and leaders in the trade and business press, and maintain a public web site, which has been a source of sales leads. As of May 31, 2002, our sales and marketing organizations consisted of 161 employees.

Technology

Our core technology was originally developed by us for use by large government agencies in the defense and intelligence communities to perform complex, customized search and retrieval applications on stand-alone, host-based systems. Since early fiscal 1994, we have expanded our product offerings to support commercial client/server and web-based computing environments. We have expanded our markets to include corporate intranets and e-commerce vendors, ISVs and online and CD-ROM/DVD-ROM information publishers. Our technologies address the major aspects of knowledge retrieval including document indexing, query formulation and execution, concept-based information retrieval, ranking and presentation of results, content organization, automated information dissemination, information organization and navigation, document viewing and filtering, automatic recommendation of documents and subject matter experts, user community recognition and hybrid CD-ROM/DVD-ROM-Web publishing.

Indexing. The search technology incorporated in our server products and OEM applications indexes documents automatically based upon administrator-specified criteria. This index is referred to as a "Verity collection." Verity indices exploit full text, metadata and our unique knowledge mapping system, Topics®. Collections created through the indexing process contain the results of text analysis performed by our engine, as well as information about the document's context and structure. End users with Verity-based applications or standard web browsers can search those collections that administrators make available to them. The Verity architecture is designed to permit real-time indexing of new documents into a Verity collection, even while users actively search that collection. As a result, the system provides enhanced availability, and is designed to operate during maintenance and back up. The Verity K2 architecture enhances the availability of our applications by providing redundant processing paths, further enhancing system availability.

Search Execution. Our search technology is designed to enable users to formulate and refine queries using a series of information retrieval methods including keyword, thesauri, dictionaries and concept-based retrieval. Once formulated, queries can be used to retrieve archived information using a standard, interactive search. Our core query formulation technology is the Verity Query Language, which contains more than 30 operators that can be used to formulate precise and filtered information requests. Our search engine is designed with an open architecture, which employs multiple search techniques and supports incorporation of additional techniques by us, by third parties or by organizations building custom applications. This open environment enables third-party developers to extend the functionality and capabilities of our products and tools. Our high performance search technology employs a network of brokers and servers to offer scalable, parallel searching across hundreds of millions of documents. The technology is designed to scale linearly with the growth of users, documents or queries, and to support the largest corporate intranets and e-commerce sites.

Ranking and Results Presentation. The results obtained by matching queries against document collections are provided with a relevance score calculated by the Verity engine. This score may be presented, along with other available document-attribute information desired by the user, in a customizable results list. We have also developed functionality that enables the organization or "clustering" of search results according to common themes within the retrieved documents. We also provide automatic document summarization and query by example, a facility allowing any document to be turned into a "find more documents like this" query. Sets of documents may also be navigated as a directory using Knowledge Organizer to organize documents into taxonomies that can be browsed visually.

Parametric Selection. The parametric selection interface allows users to search for information by combining structured and unstructured searches, as well as by using semi-structured information. Users can both select specific characteristics from structured information to narrow down the number of possible matches, and submit queries against unstructured text against the matches.

Federated Search. Verity federated search technology allows users to submit a single query to multiple Verity and non-Verity information sources, and receive the results in a merged and ranked list that has been filtered for duplicate results.

Document Profiling. Verity Profiler is a high-speed matching engine, which compares a stream of new documents or a collection of existing documents to a set of Topics or other stored queries. Verity Profiler determines which queries best match those documents, based on threshold values established by the user or administrator. The output of Profiler is a set of metadata identifying the queries that match individual documents. This metadata can be stored as persistent classification information or can be used to trigger custom business processes such as automated routing of information to users. This profiling process is designed to address high user and data volumes such as those associated with large corporate intranets and online applications such as news services.

Automated Information Dissemination. Any query can be used as an active agent deployed to watch and "clip" relevant information as it enters a corporate network or public web site. Verity agents compare new information with a database of stored queries, which are linked to user profiles. User profiles specify the frequency and method by which users want to be notified about subjects that they are tracking. Our agent-based technology can notify and route information to users via email, a page, a pager or a custom process such as automated filing of information into subject directories. Our agent technology is targeted at organizations building executive briefing, message handling, competitive intelligence and related systems.

Content Organization. Verity's content organization technology augments highly accurate automatic classification using Verity's proprietary Logistic Regression Classification technology with business rules that can be reused, shared, modified and tested by humans. Existing taxonomies can be reused, or documents can be classified according to metadata, pathnames, URLs or new taxonomies created with business rules. This allows companies to organize their information assets the same way they organize their business. When combined with Verity's advanced search, users are equipped with the tools they need to quickly and intuitively discover relevant information across the enterprise or in e-business catalogs. Searches can be limited to specific directories, or users can drill down through familiar directories and sub-directories to find the information for which they are searching. Verity's thematic mapping technology can analyze an entire corpus of documents to reveal unknown patterns, trends and areas of knowledge.

Social Networks. Verity's social network technology employs proprietary Tensor Space Analysis to provide a number of personalization features. These include recommending similar documents based on current queries and/or past user behavior, locating subject matter experts within the organization, recognizing and bringing together communities of users that share similar interests, and using both implicit and explicit feedback to enhance result list ranking.

Viewers and Filters. Document filtering automatically detects the kind of document being indexed and isolates the text to be indexed from embedded formatting information. Filters are designed to enable the indexing engine to handle a wide variety of document types and formats. The threadsafe nature of our filters helps assure fast and reliable access to documents for searching. Our viewing technology is designed to provide users with the ability to view documents in a variety of formats without the use of the application, which generated the document. On the basis of our filtering and viewing technology, we have developed a series of applications. These include the KeyView Pro desktop viewing product, and Verity Export, a toolkit for building applications that require conversion of documents into web-ready HTML or valid XML.

Hybrid CD-ROM/DVD-ROM-Web Publishing. We have developed technology-enabling organizations to publish the contents of web sites onto CD-ROM, DVD-ROM and other permanent storage media. Used in professional information publishing, market data distribution and customer care applications, Verity Publisher combines media authoring and the Verity search engine on a CD or DVD for offline viewing of high volume information. This technology automatically synchronizes upon connecting to the Web ensuring that local client-based information is up-to-date.

Product Development

Our development efforts are focused on expanding our suite of products, designing enhancements to our core technology, and addressing additional technical challenges inherent in developing new applications for enterprise, e-commerce and OEM markets. Our research and development is focused on enhancing core indexing and search performance and precision, data access and security gateways, enterprise scalability, business portal functionality, programmable application programming interfaces, product deployability, and information classification and social networks technology. As of May 31, 2002, there were 157 employees on our research and development staff. Our research and development expenditures in fiscal 2002, fiscal 2001 and fiscal 2000 were $23.6 million, $21.6 million and $16.0 million, respectively, which represented 25.2%, 14.9% and 16.7% of total revenues, respectively. We expect that we will continue to commit substantial resources to product development in the future.

Competition

The business portal infrastructure software market is intensely competitive. We believe that the principal competitive factors in such market are:

- product quality;
- performance and price;
- vendor and product reputation;
- product architecture;
- strategic alliances;
- product functionality and features; and
- ease of use and quality of support.

A number of companies offer competitive products addressing certain of our target markets. In the enterprise market, we compete with Alta Vista, Autonomy, Convera, Endeca, FAST, Google, Hummingbird/PC Docs/Fulcrum, Inktomi, Mercado, Microsoft, Open Text and Thunderstone, among others. Plumtree is on occasion a competitor, but is viewed primarily as our partner and customer. In the Internet/publishing market, we compete with Convera, Dataware, FAST, Hummingbird/PC Docs/Fulcrum, Infoseek, Inktomi, Lotus and Microsoft, among others. We also compete indirectly with database vendors, such as Oracle, that offer information search and retrieval capabilities with their core database products. In the future, we may encounter competition from companies that enhance products such as:

- application servers;
- document management systems;
- groupware applications;
- Internet products; and
- operating systems to include text search and retrieval features.

Many of our existing competitors have significantly greater financial, technical and marketing resources than we do. Although we believe that our products and technologies compete favorably with respect to the factors outlined above, we cannot assure you that we will be able to compete successfully against our current or future competitors or that competition will not seriously harm our business.

One element of our strategy is to embed our technology in products offered by our OEM customers. Many of the markets for these products are also new and evolving and, therefore, subject to the same risks that we face in the markets for our own products. In addition, consolidation in the industries we serve could, and acquisition or development by any of our significant customers of technology competitive with ours would, materially and adversely affect our business and prospects.

Our Verity Publisher product competes primarily with Dataware, Enigma and Nextpage.

Proprietary Rights

Our success and ability to compete is dependent in part upon our proprietary technology. Any failure to adequately protect our proprietary rights could result in unexpected costs and delays in shipment. While we rely on trade secret and copyright law to protect our technology, we believe that the following factors are more essential to establishing and maintaining a technology leadership position:

- the technological and creative skills of our personnel;
- new product developments;
- frequent product enhancements;
- name recognition; and
- reliable product maintenance.

We presently have one issued patent, relating to our search and retrieval technology, which will expire in January 2016, and eleven patent applications pending. We cannot assure you that other companies will not develop technologies that are similar or superior to our technology. The source code for our proprietary software is protected both as a trade secret and as a copyrighted work. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in some foreign countries.

To license our products, we frequently rely on "shrink wrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of several jurisdictions. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. We cannot assure you that the steps we take will prevent misappropriation of our technology or that these agreements will be enforceable. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition regardless of the outcome of the litigation.

Some of the technology used by our products is licensed from third parties, generally on a nonexclusive basis. We believe that there are alternative sources for each of the material components of technology we license from third parties.

However, the termination of any of these licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in a delay in our ability to ship these products while we seek to implement technology offered by alternative sources. Any required replacement licenses could prove costly. Also, any delay, to the extent it becomes extended or occurs at or near the end of a fiscal quarter, could result in a material adverse effect on our quarterly results of operations. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of our products or relating to current or future technologies, we cannot assure you that we will be able to do so on commercially reasonable terms or at all.

Employees

As of May 31, 2002, we had a total of 432 employees, including 157 in research and development, 134 in sales, 27 in marketing, 71 in customer support and professional services, 38 in administration and 5 in manufacturing. Of these employees, 262 were located in the United States, 78 in Europe, 87 in Canada, 2 in Australia, 1 in South Africa and 2 in Mexico. None of our employees is represented by a collective bargaining agreement, nor have we experienced any work stoppage. We consider our relations with our employees to be good.

RISK FACTORS

The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition would suffer. In that event, the trading price of our common stock could decline, and our stockholders may lose all or part of their investment in our common stock. The discussion below and elsewhere in this report also includes forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements as a result of the risks discussed below.

Risks Related to Our Business

We have sustained quarterly and annual losses in the past and may not be able to maintain profitability

We incurred net losses in two quarters of fiscal 2002, and although we reported net income for fiscal 2002 we may not be able to maintain profitability. In the future, our revenues may decline, remain flat, or grow at a rate slower than was experienced in periods prior to the quarter ended August 31, 2001, especially in light of the recent economic slowdown. To achieve revenue growth and maintain fiscal year profitability, we must:

- increase market acceptance of our products;
- respond effectively to competitive developments;
- execute sales despite the recent economic slowdown and resulting decrease in our customers' capital spending;
- attract, retain and motivate qualified personnel; and
- upgrade our technologies and commercialize our products and services incorporating these technologies.

We cannot assure you that we will be successful in achieving any of these goals or that we will experience increased revenues, positive cash flows, or achieve long-term profitability.

Our revenues and operating results may fluctuate in future periods, which could adversely affect our stock price

The results of operations for any quarter are not necessarily indicative of results to be expected in future periods. We expect our stock price to vary with our operating results and, consequently, any adverse fluctuations in our operating results could have an adverse effect on our stock price. Our operating results have in the past been, and will continue to be, subject to quarterly fluctuations as a result of a number of factors. These factors include:

- the downturn in capital spending by customers as a result of the current economic slowdown;
- the size and timing of orders;
- changes in the budget or purchasing patterns of corporations and government agencies, foreign country exchange rates, or pricing pressures from competitors;
- increased competition in the software and Internet industries;
- the introduction and market acceptance of new technologies and standards in search and retrieval, Internet, document management, database, networking, and communications technology;
- variations in sales channels, product costs, the mix of products sold, or the success of quality control measures;
- the integration of people, operations, and products from acquired businesses and technologies;
- changes in operating expenses and personnel;

- changes in accounting principals, such as a requirement that stock options be included in compensation, as is currently being considered by Congress and, which if adopted, would increase our compensation expenses and have a negative effect on our earnings;

- the overall trend toward industry consolidation; and

- changes in general economic and geo-political conditions and specific economic conditions in the computer and software industries.

Any of the factors, some of which are discussed in more detail below, could materially and adversely impact our operations and financial results, and consequently our stock price.

The size and timing of large orders may materially affect our quarterly operating results

The size and timing of individual orders may cause our operating results to fluctuate significantly. Our operating results for a quarter could be materially and adversely affected if one or more large orders are either not received or are delayed or deferred by customers. A significant portion of our revenues in recent quarters has been derived from these relatively large sales to a limited number of customers, and we currently anticipate that future quarters will continue to reflect this trend. Sales cycles for these customers can be up to six months or longer. In addition, customer order deferrals in anticipation of new products may cause our operating results to fluctuate. Like many software companies, we have generally recognized a substantial portion of our revenues in the last month of each quarter, with these revenues concentrated in the last weeks of the quarter. Accordingly, the cancellation or deferral of even a small number of purchases of our products could harm our business in any particular quarter. In addition, to the extent that the significant sales occur earlier than expected, operating results for subsequent quarters may fail to keep pace or even decline.

Our sales cycle is lengthy and unpredictable

Any delay in sales of our products and services could cause our quarterly revenue and operating results to fluctuate. The typical sales cycle of our products is lengthy, generally between six to twelve months, unpredictable, and involves significant investment decisions by prospective customers, as well as our education of potential customers regarding the use and benefits of our products. Our customers spend a substantial amount of time before purchasing our products in performing internal reviews and obtaining capital expenditure approvals. Our sales cycle has lengthened in 2002 and we cannot be certain that this cycle will not lengthen in the future.

Our expenditures are tied to anticipated revenues, and therefore imprecise forecasts may result in poor operating results

Revenues are difficult to forecast because the market for search and retrieval software is uncertain and evolving. Because we generally ship software products within a short period after receipt of an order, we typically do not have a material backlog of unfilled orders, and revenues in any quarter are substantially dependent on orders booked in that quarter. In addition, a portion of our revenues is derived from royalties based upon sales by third-party vendors of products incorporating our technology. These revenues may be subject to extreme fluctuation and are difficult for us to predict. Our expense levels are based, in part, on our expectations as to future revenues and are to a large extent fixed. Therefore, we may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Any significant shortfall of demand in relation to our expectations or any material delay of customer orders would have an almost immediate adverse affect on our operating results and on our ability to achieve profitability.

We have been sued, and are at risk of future securities class action litigation, due to our past and expected stock price volatility

In the past, securities class action litigation has often been brought against a company following a decline in the market price of its securities. For example, in December 1999 our stock price dramatically declined and a number of lawsuits were filed against us. Because we expect our stock price to continue to fluctuate significantly, we may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert management's attention and resources, and could seriously harm our business.

We must successfully introduce new products or our customers will purchase our competitors products

During the past few years, management and other personnel have focused on modifying and enhancing our core technology to support a broader set of search and retrieval solutions for use on enterprise-wide systems, over online services, over the Internet and on CD-ROM. In order for our strategy to succeed and to remain competitive, we must leverage our core technology to develop new product offerings by us and by our original equipment manufacturer, or OEM, customers that address the needs of these new markets. These development efforts are expensive. If these products do not generate substantial revenues, our business and results of operations will be adversely affected. We cannot assure you that any of these products will be successfully developed and completed on a timely basis or at all, will achieve market acceptance or will generate significant revenues.

Our future operating results will depend upon our ability to increase the installed base of our information retrieval technology and to generate significant product revenues from our core products. Our future operating results will also depend upon our ability to successfully market our technology to online and Internet publishers who use this technology to index their published information in our format. To the extent that customers do not adopt our technology for indexing their published information, users will be unable to search their information using our search and retrieval products, which in turn will limit the demand for our products.

We face intense competition from companies with significantly greater financial, technical, and marketing resources, which could adversely affect our ability to maintain or increase sales of our products

The business portal software market is intensely competitive and we cannot assure you that we will maintain our current position of market share. A number of companies offer competitive products addressing this market. We compete with Alta Vista, Autonomy, Convera, Epicentric, FAST, Hummingbird/PC Docs/Fulcrum, Inktomi, Infoseek, Lotus, Mercado, Microsoft, Thunderstone and Viador, among others. We also compete indirectly with database vendors, such as Oracle, that offer information search and retrieval capabilities with their core database products and web platform companies, such as Netscape.

In the future, we may encounter competition from a number of companies. Many of our existing competitors, as well as a number of other potential new competitors, have significantly greater financial, technical and marketing resources than we do. Because the success of our strategy is dependent in part on the success of our strategic customers, competition between our strategic customers and the strategic customers of our competitors, or failure of our strategic customers to achieve or maintain market acceptance could harm our competitive position. Although we believe that our products and technologies compete favorably with competitive products, we cannot assure you that we will be able to compete successfully against our current or future competitors or that competition will not harm our business.

We rely on Regent Pacific Management Corporation for the management of Verity, and the loss of these services could adversely affect our business

Regent Pacific Management Corporation, a management firm of which Gary J. Sbona, our chairman of the board and chief executive officer, is chief executive officer, provides management services for our company under a management services agreement. The management services provided under our agreement with Regent Pacific include the services of Regent Pacific personnel as part of Verity's management team. The agreement terminates on August 31, 2003, but provides us with an option to further extend the term of this agreement through February 2004. This agreement may be cancelled at the option of the board after February 2004. If the agreement with Regent Pacific were canceled or not renewed, the loss of the Regent Pacific personnel could negatively affect our operations, especially during the transition phase to a new management. Similarly, if any adverse change in Verity's relationship with Regent Pacific occurs, it could hinder management's ability to direct our business and materially and adversely affect our results of operations and financial condition.

Our business may suffer due to risks associated with international sales

Historically, our foreign operations and export sales account for a significant portion of our annual revenues. Our international business activities are subject to a number of risks, each of which could impose unexpected costs on us that would have an adverse effect on our operating results. These risks include:

- difficulties in complying with regulatory requirements and standards;

- tariffs and other trade barriers;
- costs and risks of localizing products for foreign countries;
- reliance on third parties to distribute our products;
- longer accounts receivable payment cycles;
- potentially adverse tax consequences;
- limits on repatriation of earnings; and
- burdens of complying with a wide variety of foreign laws.

We currently engage in only limited hedging activities to protect against the risk of currency fluctuations. Fluctuations in currency exchange rates could cause sales denominated in U.S. dollars to become relatively more expensive to customers in a particular country, leading to a reduction in sales or profitability in that country. Also, these fluctuations could cause sales denominated in foreign currencies to affect a reduction in the current U.S. dollar revenues derived from sales in a particular country. Furthermore, future international activity may result in increased foreign currency denominated sales and, in this event, gains and losses on the conversion to U.S. dollars of accounts receivable and accounts payable arising from international operations may contribute significantly to fluctuations in our results of operations. The financial stability of foreign markets could also affect our international sales. In addition, revenues earned in various countries where we do business may be subject to taxation by more than one jurisdiction, thereby adversely affecting our earnings. We cannot assure you that any of these factors will not have an adverse effect on the revenues from our future international sales and, consequently, our results of operations.

Service and other revenues derived from foreign operations accounted for 13.9%, 6.3% and 6.7% of total revenues in fiscal years 2002, 2001, and 2000 respectively. Our export sales consist primarily of products licensed for delivery outside of the United States. In fiscal years 2002, 2001 and 2000, export sales accounted for 21.8%, 26.0% and 19.0% of total revenues, respectively. We expect that revenues derived from foreign operations and export sales will continue to account for a significant percentage of our revenues for the foreseeable future. These revenues may fluctuate significantly as a percentage of revenues from period to period. In addition, a portion of these revenues was derived from sales to foreign government agencies, which may be subject to risks similar to those described immediately below. See Note 11 of Notes to Condensed Consolidated Financial Statements beginning on page 55 of this Annual Report on Form 10-K for a discussion of our international revenues, income (loss) from operations and long-lived assets by geographic region.

A portion of our revenues is derived from sales to the federal government, which are subject to budget cuts and, consequently, the potential loss of revenues upon which we have historically relied

Revenues derived from sales to the federal and state governments and their agencies were 6.1%, 7.4% and 7.8% of total revenues in fiscal years 2002, 2001 and 2000, respectively. Future reductions in government spending on information technologies could harm our operating results. Sales to government agencies declined as a percentage of revenues during these periods, and may decline in the future. In recent years, budgets of many government agencies have been reduced, causing certain customers and potential customers of our products to re-evaluate their needs. These budget reductions are expected to continue over at least the next several years.

Almost all of our government contracts contain termination clauses, which permit contract termination upon our default or at the option of the other contracting party. We cannot assure you a cancellation will not occur in the future, and any termination would adversely affect our operating results.

If we are unable to enhance our existing products to conform to evolving industry standards in our rapidly changing markets, our products may become obsolete

The computer software industry is subject to rapid technological change, changing customer requirements, frequent new product introductions, and evolving industry standards that may render existing products and services obsolete. As a result, our position in our existing markets or other markets that we may enter could be eroded rapidly by product advancements by competitors. If we are unable to develop and introduce products in a timely manner in response to changing market conditions or customer requirements, our financial condition and results of operations would be materially and adversely affected.

The life cycles of our products are difficult to estimate. Our future success will depend upon our ability to keep pace with technological developments, conform to evolving industry standards, particularly client/server and Internet communication and security protocols, as well as publishing formats such as HTML and XML, and address increasingly sophisticated customer needs. We cannot assure you that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new products, or that new products and product enhancements will meet the requirements of the marketplace and achieve market acceptance.

We strive to achieve compatibility between our products and the text publication formats we believe are or will become popular and widely adopted. We invest substantial resources in development efforts aimed at achieving compatibility. Any failure by us to anticipate or respond adequately to technology or market developments could result in a loss of competitiveness or revenue. For instance, to date we have focused our efforts on integration with the Adobe PDF and Lotus Notes environments and, more recently, the Microsoft Exchange environment. Should any of these products or technologies lose or fail to achieve acceptance in the marketplace or be replaced by other products or technologies, our business could be materially and adversely affected.

We embed our basic search engine in key OEM application products and, therefore, our sales of information retrieval products depend on our ability to maintain compatibility with these OEM applications. We cannot assure you that we will be able to maintain compatibility with these vendors' products or continue to be the search technology of choice for OEMs. The failure to maintain compatibility with or be selected by OEMs would materially and adversely affect our sales. Further, the failure of the products of our key OEM partners to achieve market acceptance could harm our results of operations.

Our software products are complex and may contain errors that could damage our reputation and decrease sales

Our complex software products may contain errors that may be detected at any point in the products' life cycles. We have in the past discovered software errors in some of our products and have experienced delays in shipment of products during the periods required to correct these errors. We cannot assure you that, despite our testing and quality assurance efforts and similar efforts by current and potential customers, errors will not be found. The discovery of an error may result in loss of or delay in market acceptance and sales, diversion of development resources, injury to our reputation, or increased service and warranty costs, any of which could harm our business. Although we generally attempt by contract to limit our exposure to incidental and consequential damages, and to cap our liabilities to our proceeds under the contract, if a court fails to enforce the liability limiting provisions of our contracts for any reason, or if liabilities arise which are not effectively limited, our operating results could be harmed.

If we lose key personnel, or are unable to attract additional qualified personnel, our ability to conduct and grow our business will be impaired

We believe that hiring and retaining qualified individuals at all levels is essential to our success, and we cannot assure you that we will be successful in attracting and retaining the necessary personnel. In addition, we are highly dependent on our direct sales force for sales of our products as we have limited distribution channels. Continuity of technical personnel is an important factor in the successful completion of development projects, and any turnover of our research and development personnel could harm our development and marketing efforts.

Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified sales, technical and managerial personnel. Competition for this type of personnel is intense, and we cannot assure you that we will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract, hire or retain the necessary sales, technical and managerial personnel could harm our business.

Our ability to compete successfully will depend, in part, on our ability to protect our intellectual property rights, which we may not be able to protect

We rely on a combination of patent, trade secrets, copyright and trademark laws, nondisclosure agreements and other contractual provisions and technical measures to protect our intellectual property rights. The source code for our proprietary software is protected both as a trade secret and as a copyrighted work. Policing unauthorized use of our products, however, is difficult. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Litigation could result in substantial costs and diversion of resources and could harm our business regardless of the outcome of the litigation.

Effective copyright and trade secret protection may be unavailable or limited in some foreign countries. To license our products, we frequently rely on "shrink wrap" licenses that are not signed by the end user and, therefore, may be unenforceable under the laws of several jurisdictions. In addition, employees, consultants and others who participate in the development of our products may breach their agreements with us regarding our intellectual property, and we may not have adequate remedies for any such breach. We also realize that our trade secrets may become known through other means not currently foreseen by us. Notwithstanding our efforts to protect our intellectual property, our competitors may be able to develop products that are equal or superior to our products without infringing on any of our intellectual property rights.

Our products employ technology that may infringe on the proprietary rights of third parties, which may expose us to litigation

Third parties may assert that our products infringe their proprietary rights, or may assert claims for indemnification resulting from infringement claims against us. Any such claims may cause us to delay or cancel shipment of our products, which could harm our business. In addition, irrespective of the validity or the successful assertion of claims, we could incur significant costs in defending against claims. To date, we have not incurred any such claims.

We are dependent on proprietary technology licensed from third parties, the loss of which could delay shipments of products incorporating this technology and could be costly

Some of the technology used by our products is licensed from third parties, generally on a nonexclusive basis. We believe that there are alternative sources for each of the material components of technology we license from third parties. However, the termination of any of these licenses, or the failure of the third-party licensors to adequately maintain or update their products, could result in delay in our ability to ship these products while we seek to implement technology offered by alternative sources. Any required replacement licenses could prove costly. Also, any delay, to the extent it becomes extended or occurs at or near the end of a fiscal quarter, could harm our quarterly results of operations. While it may be necessary or desirable in the future to obtain other licenses relating to one or more of our products or relating to current or future technologies, we cannot assure you that we will be able to do so on commercially reasonable terms or at all.

Potential acquisitions may have unexpected consequences or impose additional costs on us

Our business is highly competitive and our growth is dependent upon market growth and our ability to enhance our existing products and introduce new products on a timely basis. One of the ways we may address the need to develop new products is through acquisitions of complementary businesses and technologies. From time to time, we consider and evaluate potential business combinations both involving our acquisition of another company and transactions involving the sale of Verity through, among other things, a possible merger or consolidation of our business into that of another entity. Acquisitions involve numerous risks, including the following:

- difficulties in integration of the operations, technologies, and products of the acquired companies;
- the risk of diverting management's attention from normal daily operations of the business;
- accounting consequences, including changes in purchased research and development expenses, resulting in variability in our quarterly earnings;
- potential difficulties in completing projects associated with purchased in-process research and development;
- risks of entering markets in which we have no or limited direct prior experience and where competitors in these markets have stronger market positions;
- the potential loss of key employees of the acquired company; and
- the assumption of unforeseen liabilities of the acquired company.

We cannot assure you that our future acquisitions will be successful and will not adversely affect our business. We must also maintain our ability to manage any growth effectively. Failure to manage growth effectively and successfully integrate acquisitions we make could harm our business.

Risks Related to Our Industry

We depend on increasing use of the Internet, intranets, extranets and portals and on the growth of electronic commerce. If the use of the Internet, intranets, extranets and portals and electronic commerce do not grow as anticipated, our business will be seriously harmed

The products of most of our customers depend on the increased acceptance and use of the Internet as a medium of commerce and on the development of corporate intranets, extranets and portals. As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet as a medium of commerce. The lack of such development would impair demand for our products and would adversely affect our ability to sell our products. Demand and market acceptance for recently introduced services and products over the Internet and the development of corporate intranets, extranets and portals are subject to a high level of uncertainty, and there exist few proven services and products.

The business of most of our customers would be seriously harmed if:

- use of the Internet, the Web and other online services does not continue to increase or increases more slowly than expected;
- the infrastructure for the Internet, the Web and other online services does not effectively support expansion that may occur; or
- the Internet, the Web and other online services do not create a viable commercial marketplace, inhibiting the development of electronic commerce and reducing the need for our products and services.

Capacity constraints may restrict the use of the Internet as a commercial marketplace, which would restrict our growth

The Internet may not be accepted as a viable long-term commercial marketplace for a number of reasons. These include:

- potentially inadequate development of the necessary communication and network infrastructure, particularly if rapid growth of the Internet continues;
- delayed development of enabling technologies and performance improvements;
- delays in the development or adoption of new standards and protocols; and
- increased governmental regulation.

Our ability to grow our business is dependent on the growth of the Internet and, consequently, any adverse events would impair our ability to grow our business.

Security risks and concerns may deter the use of the Internet for conducting electronic commerce, which would adversely affect the demand for our products

A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of our security systems or those of other web sites to protect proprietary information. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the Internet for commerce and communications, resulting in reduced demand for our products, thus adversely affecting our revenues.

Security risks expose us to additional costs and to litigation

Anyone who circumvents our security measures could misappropriate proprietary information or cause interruptions in our services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. We may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that our activities may involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could expose us to a risk of loss or litigation and possible liability. Our security measures may be inadequate to prevent security breaches, and our business would be harmed if we do not prevent them.

Risks Related to Ownership of Our Common Stock

The market price of our common stock will fluctuate and you may lose all or part of your investment

Our common stock is quoted for trading on the Nasdaq National Market. The market price for our common stock may continue to be highly volatile for a number of reasons including:

- future announcements concerning Verity or its competitors;
- quarterly variations in operating results;
- announcements of technological innovations;
- the introduction of new products or changes in product pricing policies by us or competitors;
- proprietary rights or other litigation; and
- changes in earnings estimates by analysts or other factors.

In addition, stock prices for many technology companies fluctuate widely for reasons, which may be unrelated to operating results. These fluctuations, as well as general economic, market and political conditions such as recessions, terrorist attacks or military conflicts, may materially and adversely affect the market price of our common stock.

We have implemented certain anti-takeover provisions that may prevent or delay an acquisition of Verity that might be beneficial to our stockholders

Provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. These provisions include:

- establishment of a classified board of directors such that not all members of the board may be elected at one time;
- the ability of the board of directors to issue without stockholder approval up to 1,999,995 shares of preferred stock to increase the number of outstanding shares and thwart a takeover attempt;
- no provision for cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates;
- limitations on who may call special meetings of stockholders;
- prohibiting stockholder action by written consent, thereby requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

We also have in place a Share Purchase Rights Plan, commonly referred to as a "poison pill." In addition, the anti-takeover provisions of Section 203 of the Delaware General Corporations Law and the terms of our stock option plan may discourage, delay or prevent a change in control of Verity.

FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "anticipates," "believes," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of such terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "— Risk Factors" above, that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by such forward-looking statements. In addition, this Annual Report on Form 10-K contains forward-looking statements attributed to third party industry sources relating to their estimates regarding the growth of Internet use. You should not place undue reliance on these forward-looking statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We assume no duty to update any of the forward-looking statements after the date of this Annual Report on Form 10-K to conform such statements to actual results, unless required by law.

EXECUTIVE OFFICERS OF THE REGISTRANT

As of June 30, 2002, our executive officers and certain other key employees were as follows:

Name	Age	Position
Gary J. Sbona	58	Chief Executive Officer and Chairman of the Board
Anthony J. Bettencourt	41	President and Director
Stephen W. Young	53	Chief Operating Officer
Dr. Ashok K. Chandra	53	Senior Vice President, Development and New Business Activities
Todd K. Yamami	35	Vice President, Chief Financial Officer and Assistant Secretary
Michael T. Zuckerman	46	Vice President, Marketing
Sunil D. Nagdev	38	Vice President, Professional Services and Technical Support
Michael D. Mooney	41	Vice President, North American Sales & Business Development
Dr. Prabhakar Raghavan	41	Vice President and Chief Technology Officer
Hugo Sluimer	48	Vice President, International Sales & European Operations
Paul H. Cook	45	Corporate Controller

GARY J. SBONA has served as our Chief Executive Officer since July 1997, a director since May 1998 and the Chairman of our Board of Directors since March 1999. Mr. Sbona also served as our President from July 1997 to September 1999. Mr. Sbona currently serves as Chairman and Chief Executive Officer of Auspex Systems Inc., a provider of network attached storage solutions and Clarent Corporation, a provider of softswitch and Voice over Internet Protocol (VoIP) solutions for next generation networks. In addition, Mr. Sbona serves as a director of 3D Systems Corporation, a solid imaging and mass customization company, and as a director of Calico Commerce, Inc., a provider of interactive selling software for organizations selling complex products or services over the Internet. Since 1974, Mr. Sbona also serves as Chairman and Chief Executive Officer of Regent Pacific Management Corporation, a management services firm that is currently providing our company with management services.

ANTHONY J. BETTENCOURT joined our company in July 1995 as Vice President of North American sales. He was subsequently promoted to Vice President of Worldwide Sales and Marketing and served in this position until his departure in December 1996. Mr. Bettencourt rejoined our company in September 1997 as Senior Vice President, Worldwide Sales and Product Marketing and was appointed to the position of President in September 1999. Prior to initially joining our company, Mr. Bettencourt served as vice president of sales for Versant Object Technology from 1992 to June 1995 and as director of U.S. sales for Versant Object Technology from July 1990 to 1992. From December 1988 to July 1990, Mr. Bettencourt served as Vice President of Sales for Rockwell CMC. Prior to rejoining us, Mr. Bettencourt served as an officer of OnLive! Technologies, a private technology company. Mr. Bettencourt holds a B.A. from Santa Clara University.

STEPHEN W. YOUNG joined our company as part of the Regent Pacific Management team in July 1997 and was subsequently appointed to the position of Chief Operating Officer. Mr. Young also serves as a director and Chief Operating Officer of Regent Pacific Management Corporation. Since 1990, Mr. Young has served as a principal of Regent Pacific

Management Corporation. Mr. Young holds a B.S. in Industrial Administration and an M.B.A. from the University of Illinois.

DR. ASHOK K. CHANDRA has served as our Senior Vice President of Development and New Business Activities since March 2000. Prior to joining Verity, Dr. Chandra was Director of Database Systems and Computer Science at IBM's Almaden Research Center, a computer software and hardware research center, and held several key management positions at IBM Corporation, an information technology company, since 1973. Dr. Chandra holds a B. Tech in Electrical Engineering from I.I.T. Karpur, a M.S. from University of California at Berkeley, and a Ph.D. in Computer Science from Stanford University.

TODD K. YAMAMI joined our company as Accounting Manager in June 1995, and in November 1997 he was promoted to Director, Finance and Accounting. In February 1999, Mr. Yamami was appointed to the position of Corporate Controller and was subsequently promoted to Vice President, Corporate Controller and Chief Accounting Officer in June 2000. In March 2001, Mr. Yamami was appointed to the position of Vice President, Chief Financial Officer and Assistant Secretary. Mr. Yamami holds a B.S. in Finance and an M.B.A. from Santa Clara University.

MICHAEL T. ZUCKERMAN joined Verity in June 2000 as our Vice President of Marketing. Prior to joining our company, Mr. Zuckerman served as Vice President of Sales and Marketing at Sensar, Inc., a provider of network security products, since November 1998. Before Sensar, Mr. Zuckerman worked for S.C. Bernstein & Co., an investment management firm, from December 1997 to November 1998. From January 1997 to December 1997 Mr. Zuckerman held the position of Chief Operating Officer for LocalEyes Corporation, an Internet search and directory service company. Prior to joining LocalEyes Corporation, Mr. Zuckerman served as Vice President, Development Operations for File Tek, Inc., a software company, from January 1995 to December 1996 and held other positions with File Tek to include Vice President, Sales and Marketing. Mr. Zuckerman holds a B.S. in Electrical Engineering from the University of Maryland.

SUNIL D. NAGDEV joined our company as our Director of Professional Services in November 1997, and was subsequently appointed to Vice President, Professional Services and Technical Support in July 1999. Prior to Verity, he served as Director of Technical Support at Versant Object Technology, a provider of object management for e-business applications, since 1991, and before that, he worked at Consilium and Ask Computer Systems. Mr. Nagdev holds a B.S. in Computer Science from Chico State University.

MICHAEL D. MOONEY joined our company as Vice President of Business Development in February 2000, and was subsequently appointed to the position of Vice President, North American Sales & Business Development in November 2001. Prior to joining Verity, Mr. Mooney served as Vice President of North American Sales for Adaptive Media, a provider of visual collaborative commerce software and services, since 1997. Before joining Adaptive Media, he was Vice President, Western Operations for Versant Object Technology, a provider of object management for e-business applications, from 1991 to 1997. Mr. Mooney also held a variety of sales and sales management positions at both Alantec and Rockwell CMC. Mr. Mooney holds a B.S. in Materials Engineering from California State University Northridge.

DR. PRABHAKAR RAGHAVAN joined our company as Chief Scientist and Vice President of Emerging Technologies in April 2000. In June 2001, Dr. Raghavan was elected to serve as our Vice President and Chief Technology Officer. Prior to Verity, he was the head of the Computer Science Principles department at IBM's Almaden Research Center, a computer software and hardware research center, since 1995 and was a Research Staff Member from 1986 to 1994 at IBM T.J. Watson Research Center, also a computer software and hardware research center. Dr. Raghavan is Consulting Professor of Computer Science at Stanford University and holds an undergraduate degree in Electrical Engineering from I.I.T. Madras and a Ph.D. in Electrical Engineering and Computer Science from University of California at Berkeley.

HUGO SLUIMER joined our company as Sales Manager in June 1990, and in March 1995 he was promoted to Director of Sales. In May 1998, Mr. Sluimer was promoted to the position of Vice President, European Operations. In November 2001, Mr. Sluimer was appointed to the position of Vice President, International Sales & European Operations. Prior to Verity, he held management positions at Oracle BV (The Netherlands) and Digital Equipment BV (The Netherlands). Mr. Sluimer holds a B.S. in Computer Science.

PAUL H. COOK joined our company in May 2001 as our Corporate Controller. Prior to joining Verity, Mr. Cook served as Corporate Controller for privately held Oblix, Inc., a provider of e-business infrastructure software, from December 2000 to February 2001. From March 2000 to November 2000, Mr. Cook served as Vice President of Finance and Corporate Controller for Connetics Corporation, a publicly traded biopharmaceutical company. From August 1998 to February 2000, Mr. Cook served as Corporate Controller for the digital animation studio DreamWorks/PDI. Prior to joining DreamWorks/PDI, Mr. Cook served in senior financial management positions with Adobe Systems, a network publishing software company, from January 1996 to July 1998. Before joining Adobe Systems, Mr. Cook was an audit manager with Ernst & Young's high tech practice in San Jose, CA. Mr. Cook holds a BS in Business Administration and Accounting from California State University at Hayward and is a certified public accountant in the State of California.

Item 2. *Properties*

Our principal administrative, sales, marketing and research and development facilities occupy approximately 57,500 square feet of the 96,000 square feet buildings in Sunnyvale, California. Our operating lease agreement for this facility commenced in June 1996 and expires in March 2005. In addition, we also lease sales offices in Virginia, New York, Texas, Illinois, Massachusetts, England, Netherlands, France, Germany, Australia, Mexico and a development and technical support office in Canada, where we occupy approximately 35,000 square feet. Our average annual lease payments of leased properties are scheduled to be approximately $1.7 million.

Item 3. *Legal Proceedings*

On June 7, 2001, Verity filed a complaint in federal district court in the Northern District of California, San Jose Division, against BroadVision, Inc. (Case No. C01-20501-PVT-ADR). BroadVision is a software company that Verity in the past has licensed to distribute Verity's copyrighted software known as the Verity Developer Kit ("VDK"). Verity alleges in its complaint that under the terms of the parties' licenses, BroadVision was authorized to distribute certain limited portions of VDK as an embedded component of specified software applications of BroadVision. Verity further alleges that BroadVision has distributed portions of VDK that it was not authorized to distribute, failed to prevent end users from accessing unlicensed functions and encouraged end users to make use of unlicensed functions of VDK. Verity further alleges that it terminated its license with BroadVision on April 24, 2001 and that BroadVision no longer has any right to distribute any portion of VDK.

Based on the foregoing allegations, Verity has asserted claims against BroadVision for copyright infringement, declaratory relief, unfair competition, interference with economic advantage, breach of contract, and breach of the implied covenant of good faith and fair dealing. Verity seeks by its complaint, among other things, an injunction to prohibit BroadVision from further distribution of VDK, damages, including statutory damages, according to proof based on BroadVision's unauthorized distribution of VDK and attorneys' fees.

BroadVision answered Verity's complaint on June 28, 2001 and denied the material allegations of the Complaint and asserted affirmative defenses to Verity's claims. BroadVision also asserted a counterclaim alleging that Verity had breached the parties' license and the implied covenant of good faith and fair dealing contained therein (1) by failing to pay BroadVision referral fees that it claims Verity owes to BroadVision for BroadVision's efforts in securing the sale of Verity Advanced K-2 Search Modules; and (2) by failing to provide support to BroadVision for VDK after Verity terminated the parties' license. BroadVision seeks by its counterclaim, among other things, damages according to proof, a declaration that BroadVision has not breached the parties' license and attorneys' fees.

Verity answered BroadVision's counterclaim on July 23, 2001 and denied the material allegations of the counterclaim and asserted various affirmative defenses to BroadVision's claims. On August 8, 2002, Verity filed a first amended complaint against BroadVision which, among other things, added a claim for contributory copyright infringement against BroadVision based on allegations that BroadVision knowingly facilitated the use by end users of unlicensed functionality of VDK.

The action is currently in the discovery phase. The trial date has been set for July 14, 2003.

Item 4. *Submission of Matters to a Vote of Securities Holders*

Not Applicable.

PART II

Item 5. *Market for the Registrant's Common Stock and Related Stockholders Matters*

Our common stock is traded on the Nasdaq National Market under the symbol VRTY.

The following table sets forth the high and low closing sales prices of our common stock as reported by the Nasdaq National Market for the periods indicated.

	High	Low
Fiscal Year ended May 31, 2002		
First Quarter	$ 24.00	$ 9.05
Second Quarter	15.88	8.74
Third Quarter	21.99	11.85
Fourth Quarter	17.68	8.94
Fiscal Year ended May 31, 2001		
First Quarter	$ 45.75	$ 35.50
Second Quarter	46.13	14.56
Third Quarter	31.25	13.94
Fourth Quarter	25.21	15.21

As of May 31, 2002, there were approximately 150 holders of record of our common stock and 35,775,328 shares of our common stock outstanding.

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings to finance the expansion of our business and, therefore, do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. The payment of dividends, if any, in the future is within the discretion of our board of directors and will depend on our earnings, capital requirements, financial condition and other relevant factors.

Item 6. *Selected Consolidated Financial Data*

The table below presents portions of our consolidated financial statements and is not complete. You should read the following selected financial data in conjunction with our Consolidated Financial Statements and the Notes to these financial statements and with "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Annual Report on Form 10-K. The historical results presented below are not necessarily indicative of the results to be expected for any future fiscal year.

	Fiscal Year Ended May 31,				
	2002	2001	2000	1999	1998
	(in thousands, except per share data)				
Consolidated Statements of Operations Data:					
Revenues:					
Software products	$ 55,859	$ 108,705	$ 69,655	$ 48,327	$ 28,658
Service and other	37,906	36,330	26,445	16,098	10,200
Total revenues	93,765	145,035	96,100	64,425	38,858
Costs of revenues:					
Software products	2,254	1,655	880	1,218	2,426
Service and other	10,978	11,821	8,357	4,660	5,178
Total costs of revenues	13,232	13,476	9,237	5,878	7,604
Gross profit	80,533	131,559	86,863	58,547	31,254
Operating expenses:					
Research and development	23,627	21,639	16,017	13,711	15,544
Marketing and sales	50,285	56,637	38,742	26,860	22,757
General and administrative	11,654	10,636	6,847	6,323	7,610
Restructuring charges	1,563	—	—	—	3,006
Charitable contribution	1,000	—	—	—	—
Total operating expenses	88,129	88,912	61,606	46,894	48,917
Income (loss) from operations	(7,596)	42,647	25,257	11,653	(17,663)
Other income, net	9,905	11,343	5,623	1,085	1,553
Interest expense	(36)	(8)	(20)	(8)	(100)
Income (loss) before provision for income taxes	2,273	53,982	30,860	12,730	(16,210)
Provision for (benefit from) income taxes	864	20,222	(2,150)	600	300
Net income (loss)	$ 1,409	$ 33,760	$ 33,010	$ 12,130	$ (16,510)
Net income (loss) per share — basic	$ 0.04	$ 1.00	$ 1.10	$ 0.50	$ (0.74)
Net income (loss) per share — diluted	$ 0.04	$ 0.92	$ 0.95	$ 0.44	$ (0.74)
Number of shares used in per share calculation — basic	35,404	33,634	30,026	24,198	22,450
Number of shares used in per share calculation — diluted	37,169	36,649	34,886	27,700	22,450
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 23,251	$ 12,210	$ 7,183	$ 7,907	$ 5,505
Working capital	149,610	164,093	134,527	33,282	15,912
Total assets	298,150	303,599	213,378	65,026	41,449
Long-term obligations, net of current portion	—	—	—	—	2
Stockholders' equity	264,265	264,144	183,634	43,419	24,055

See Notes 2 and 10 of Notes to Consolidated Financial Statements beginning on page 42 of this Annual Report on Form 10-K for an explanation of the method used to determine the number of shares used to compute per share amounts.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion should be read in conjunction with the consolidated financial statements and related notes, which appear elsewhere in this Annual Report on Form 10-K. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those discussed below and elsewhere in this Annual Report on Form 10-K, particularly under the heading "Item 1. Business — Risk Factors."

Overview

From 1988 to 1994, we derived substantially all of our revenues from the license of custom search and retrieval applications and consulting and other services related to such applications. In 1995, we began refining and enhancing our core technology to add functionality and facilitate incorporation of our technology in a variety of markets. We now offer solutions and technology that address the business portal market. The business portal market includes corporate portals used for sharing information within an enterprise, e-commerce portals for online selling and market exchange portals for business-to-business activities. Business portals provide personalized information to employees, partners, customers and suppliers. We expect that for the foreseeable future we will continue to derive the largest portion of our revenues from licensing our technology for enterprise and e-commerce applications and business portal solutions.

During the quarterly periods ended August 31, 1997 to August 31, 1999 and February 29, 2000 to May 31, 2001, we experienced increased revenues on a quarterly basis. In addition, during the thirteen consecutive quarterly periods ended May 31, 2001, we experienced twelve quarters of record revenues. Due to a delay in closing three large transactions, revenues for the quarter ended November 30, 1999 were lower than expected. In fiscal years 1999, 2000 and 2001, we achieved net income of $12.1 million, $33.0 million and $33.8 million, respectively. In fiscal year 2002, as a result of the slowdown in worldwide economic conditions, we experienced a substantial decrease in revenue and net income, which totaled $93.8 million and $1.4 million, respectively. While our goal is to increase revenue and continue to generate net income in future periods, we cannot assure you that our strategy will be successful, that we will experience the rate of revenue growth we experienced from August 31, 1997 to May 31, 2001 in future periods, or that we will continue to maintain positive cash flow or profitability.

Our revenues are derived from license fees for our software products and fees for services complementary to our products, including software maintenance, consulting, technical support and training. Fees for services generally are charged separately from the license fees for our software products. We recognize revenues in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position No. 97-2, "Software Revenue Recognition." We recognize maintenance revenues from ongoing customer support and product upgrades ratably over the term of the applicable maintenance agreement, which is typically twelve months. Generally, we receive payments for maintenance fees in advance and they are nonrefundable. We recognize revenues for consulting and training generally when the services are performed.

For agreements with multiple elements, such as license, maintenance, training and consulting services, we allocate revenue to all undelivered elements usually maintenance and other services, based on objective evidence of its fair value, which is specific to us. Any remaining amount is allocated to the delivered elements and recognized as revenue when the conditions set forth above are met. We recognize revenue allocated to maintenance fees for ongoing customer support and product updates ratably over the period of the maintenance contract, which is typically twelve months. Payments for maintenance fees are generally made in advance and are non-refundable. For revenue allocated to training and consulting services, we recognize revenue as the related services are performed.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of assets and liabilities. On an on-going basis, we evaluate our critical accounting policies and estimates, including those related to revenue recognition, bad debts, and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our consolidated financial statements:

Revenue Recognition

Our revenues are derived from license fees for our software products and fees for services complementary to our products, including software maintenance, consulting and training. We generally charge fees for services separately from the license fees for our software products.

We recognize revenue in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. The AICPA and its Software Revenue Recognition Task Force continue to issue interpretations and guidance for applying the relevant standards to a wide range of sales contract terms and business arrangements that are prevalent in the software industry. Also, the Securities and Exchange Commission (SEC) has issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. Future interpretations of existing accounting standards or changes in our business practices could result in future changes in our revenue accounting policies that could have a material adverse effect on our business, financial condition and results of operations.

We recognize revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fees are fixed or determinable and collection of the resulting receivable is probable. Delivery generally occurs when the product is delivered to a common carrier. At the time of the transaction, we assess whether the fee associated with our revenue transactions is fixed or determinable and whether or not collection is probable. We assess whether the fee is fixed or determinable based on the payment terms associated with the transaction. We assess collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer.

For all sales, we use either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through our distributors are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis. Our arrangements do not generally include acceptance clauses. However, if an arrangement includes an acceptance provision, acceptance occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

We recognize maintenance revenues from ongoing customer support and product upgrades ratably over the term of the applicable maintenance agreement, which is typically twelve months. Generally, we receive payments for maintenance fees in advance and they are nonrefundable. We recognize revenues for consulting and training generally when the services are performed.

For agreements with multiple elements, such as license, maintenance, training and consulting services, we allocate revenue to each component of the arrangement using the residual value method and defer revenue from the arrangement equivalent to the fair value of the undelivered elements. We base fair values for the ongoing maintenance and support obligations on separate sales of these items to other customers or on contractually stipulated renewal rates. We base fair value of services, such as training and consulting, upon separate sales of these services to other customers. We allocate any remaining amount to the delivered elements and recognize it as revenue when the conditions set forth above are met.

Sales Returns, Allowance for Doubtful Accounts

Our management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of our products when evaluating the adequacy of the sales returns allowance. Management judgments and estimates must be made and used in connection with establishing the sales returns allowance in any accounting period. Similarly, our management must make estimates of the uncollectability of our accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in our customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. As of May 31, 2002, our accounts receivable balance was $21.0 million, net of allowance for sales returns of $0.2 million and allowance for doubtful accounts of $1.4 million.

Accounting for Income Taxes

As part of the process of preparing our consolidated financial statements we are required to estimate our income taxes in each of the jurisdictions in which we operate. Our income tax accounting process involves our recording the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. These differences result in the recognition of deferred tax assets and liabilities.

We evaluate this tax asset at each balance sheet date to determine its realizability, considering, without limitation, currently enacted tax laws, expected future taxable income and origins of the specific components of the deferred tax asset. If we determine that it is not fully realizable, we will record a valuation allowance to reduce the asset balance to its realizable value through a charge to income tax expense. Determining whether we will be able to utilize the net operating loss carryforward requires that we estimate future taxable income and make judgments regarding the timing of future tax obligations. Actual taxable income could differ from our estimates.

As of May 31, 2002, we believe it is more likely than not that we will be able to realize the majority of our tax asset through expected future taxable profits, but believe that it is more probable than not that we will not be able to recover any benefits from net operating loss carryforwards originating from deductions for the exercise and/or disposition of stock options in recent periods. Therefore, we recorded a valuation allowance related to this component of the deferred tax asset. The net operating loss carryforwards originating from deductions for the exercise and/or disposition of stock options and the related valuation allowance has been recorded against additional paid-in capital and did not affect net income for the period.

If we conclude that other components of the deferred tax asset require a valuation allowance in the future, the effect on income tax expense could be material.

Results of Operations

The following table sets forth the percentage of revenue represented by certain items in our Consolidated Statements of Operations for the periods indicated:

	Fiscal Year Ended May 31,		
	2002	2001	2000
Revenues:			
Software products	59.6%	75.0%	72.5%
Service and other	40.4	25.0	27.5
Total revenues	100.0	100.0	100.0
Costs of revenues:			
Software products	2.4	1.1	0.9
Service and other	11.7	8.2	8.7
Total costs of revenues	14.1	9.3	9.6
Gross profit	85.9	90.7	90.4
Operating expenses:			
Research and development	25.2	14.9	16.7
Marketing and sales	53.6	39.1	40.3
General and administrative	12.4	7.3	7.1
Restructuring charge	1.7	—	—
Charitable contribution	1.1	—	—
Total operating expenses	94.0	61.3	64.1
Income (loss) from operations	(8.1)	29.4	26.3
Other income, net	10.5	7.8	5.8
Income before provision for income taxes	2.4	37.2	32.1
Provision for (benefit from) income taxes	0.9	13.9	(2.2)
Net income	1.5%	23.3%	34.3%

Years Ended May 31, 2002, 2001 and 2000

Revenues

Total revenues	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
Total revenues	$93.8	(35.4)%	$145.0	50.9%	$96.1

The decrease in total revenues from fiscal year 2001 to fiscal year 2002 was primarily due to the impact of the slowdown in worldwide economic conditions resulting in customers canceling or delaying orders, due to their downsizing capital spending, partly offset by increased service and other revenue derived from our installed base. The decrease was the result of both a decrease in the total number of customer transactions and a reduction in the average revenue per transaction. The increase in total revenues from fiscal year 2000 to fiscal year 2001 was due primarily to increased revenues from sales of our business portal solutions and our enterprise application businesses and, to a lesser extent, an increase in maintenance and consulting revenues.

Revenues derived from foreign operations accounted for 13.9%, 6.3% and 6.7% of total revenues, respectively, in fiscal years 2002, 2001 and 2000. Our export sales consist primarily of products licensed for delivery outside of the United States. In fiscal years 2002, 2001 and 2000, export sales accounted for 21.8%, 26.0% and 19.0% of total revenues, respectively.

No single customer accounted for 10% or more of our revenues during fiscal years 2002, 2001 or 2000. Revenues derived from sales to the federal government and its agencies were 6.1%, 7.4% and 7.8% of total revenues in fiscal years 2002, 2001 and 2000, respectively. Sales to government agencies declined as a percentage of revenues from fiscal year 2000 to fiscal year 2002, and may continue to decline in the future.

Software product revenues	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
Software product revenues	$55.9	(48.6)%	$108.7	56.1%	$69.7
Percentage of total revenues	59.6%		75.0%		72.5%

The decrease in software product revenues from fiscal year 2001 to fiscal year 2002 was primarily a result of the continued softness in overall demand for enterprise-wide software licenses resulting from the slowdown in the worldwide economy and the resulting decline in information technology capital spending. The increase in software product revenues from fiscal year 2000 to fiscal year 2001 was due principally to increased revenues from our business portal solutions and our enterprise applications businesses.

Service and other revenues	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
Service and other revenues	$37.9	4.3%	$36.3	37.4%	$26.4
Percentage of total revenues	40.4%		25.0%		27.5%

Service and other revenues consist primarily of fees for software maintenance, consulting and training. The increase in service and other revenues from fiscal year 2001 to fiscal year 2002 was principally due to an increase in maintenance revenue resulting from the renewal of existing maintenance contracts from prior period software revenue arrangements, offset in part by decreases in consulting revenues and, to a lesser extent, training revenues due to decreased software product sales. The increase in service and other revenues as a percentage of total revenues from fiscal year 2001 to fiscal year 2002 was due to the decrease in total revenues as a result of decreased software product revenues. The increase in service and other revenues from fiscal year 2000 to fiscal year 2001 was due primarily to an increase in maintenance revenues and to a lesser extent, consulting revenues resulting from growth in our customer base.

Costs of Revenues

Costs of software products	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
Costs of software products	$2.3	36.2%	$1.7	88.1%	$0.9
Percentage of software product revenues	4.0%		1.5%		1.3%

Costs of software products consist primarily of product media, duplication, manuals, packaging materials, shipping expenses, employee compensation expenses, royalties paid to third-party vendors, and in certain instances, licensing of third-party software incorporated in our products. The increase in costs of software products in absolute dollars and as a percentage of software revenues from fiscal year 2001 to fiscal year 2002 was primarily attributable to increasing costs of third-party software components. The increase in costs of software products in absolute dollars and as a percentage of software revenues from fiscal year 2000 to fiscal year 2001 was primarily attributable to increasing costs of third-party software components and costs associated with the introduction of our portal suite of products. In fiscal years 2002, 2001 and 2000, we did not capitalize any software development costs since such costs were not material.

Costs of service and other	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
Costs of service and other	$11.0	(7.1)%	$11.8	41.5%	$8.4
Percentage of service and other revenues	29.0%		32.5%		31.6%

Costs of service and other consists of costs incurred in providing consulting services, customer training, telephone support and product upgrades to customers. Significant cost components include personnel-related and third-party contractor costs, facilities costs, travel expenses associated with training and consulting implementation services and depreciation expense. The decrease in costs of service and other in absolute dollars from fiscal year 2001 to fiscal year 2002 was principally due to reduced headcount in our professional services organization resulting from our workforce restructuring in the quarter-ended November 30, 2001. This action more closely sized our professional services organization with our reduced level of professional services revenues. The decrease in costs of service and other as a percentage of service and other revenue was primarily due to the decrease in absolute dollars from reduced staffing combined with an increase in service and other revenues for the period. The increase in costs of service and other in absolute dollars and as a percentage of service and other revenue from fiscal year 2000 to fiscal year 2001 was primarily related to an increase in the staffing of our technical support and professional services organizations, and to a lesser extent, an increase in training services.

Operating Expenses

Research and development	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
Research and development	$23.6	9.2%	$21.6	35.1%	$16.0
Percentage of total revenues	25.2%		14.9%		16.7%

Research and development expenses consist primarily of employee compensation, payments to outside contractors, depreciation on equipment used for development and corporate overhead allocations. We believe that research and development expenses will continue to increase in absolute dollars in the future primarily due to the introduction of new products and other anticipated product development efforts. Our future research and development expenses may vary as a percentage of total revenues.

The increase in research and development expenses in absolute dollars from fiscal year 2000 through fiscal year 2002 was primarily due to an increase in research and development personnel and outside consulting services to focus on enhancement of existing products and development of new products addressing the business portal market. The increase in research and development expenses as a percentage of total revenues from fiscal year 2001 to fiscal year 2002 was due to the increase in absolute dollars combined with a decrease in total revenues for the period. The decrease in research and development expenses as a percentage of total revenues from fiscal year 2000 to fiscal year 2001 was principally related to the increased total revenues for the period.

Marketing and sales

	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
Marketing and sales	$50.3	(11.2)%	$56.6	46.2%	$38.7
Percentage of total revenues	53.6%		39.1%		40.3%

Marketing and sales expenses consist primarily of employee compensation, tradeshows, outbound marketing and other lead generation activities, public relations, travel expenses associated with our sales staff and corporate overhead allocations. We anticipate that we will continue to make significant investments in marketing and sales and that our quarterly marketing and sales expenses will increase in absolute dollars over our quarter ended May 31, 2002 spending levels.

The decrease in marketing and sales expenses in absolute dollars from fiscal year 2001 to fiscal year 2002 was primarily related to a reduction in sales personnel resulting from our workforce restructuring in the quarter-ended November 30, 2001, to a decrease in sales commissions resulting from the decrease in software product revenues and to decreased spending on all marketing programs. The increase in marketing and sales expenses as a percentage of total revenues from fiscal year 2001 to fiscal year 2002 was principally related to decreased total revenues for the period. The increase in marketing and sales expenses in absolute dollars from fiscal year 2000 to fiscal year 2001 was primarily related to the expansion of our marketing and sales organizations, to higher commission expenses relating to the increase in total revenues, to the development of our sales distribution channels in the United States and Europe, and to outbound marketing activities associated with the branding and advertising of our company. The decrease in marketing and sales expenses as a percentage of total revenues from fiscal year 2000 to fiscal year 2001 was primarily due to the increased total revenues during the period.

General and administrative

	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
General and administrative	$11.7	9.6%	$10.6	55.3%	$6.8
Percentage of total revenues	12.4%		7.3%		7.1%

General and administrative expenses consist primarily of personnel costs for finance, legal, human resources and general management, provisions for doubtful accounts, insurance, fees for external professional advisors and corporate overhead allocations. We believe that general and administrative expenses will remain relatively flat in absolute dollars in the future.

The increase in general and administrative expenses in absolute dollars from fiscal year 2000 through fiscal year 2002 was principally due to increased expenses for legal services, insurance premiums, various tax studies and other outside professional services. The increase in general and administrative expenses as a percentage of total revenues from fiscal 2001 year to fiscal year 2002 was due to the decrease in total revenues for the period. The increase in general and administrative expenses as a percentage of total revenues from fiscal year 2000 to fiscal year 2001 was generally related to the increased costs of external professional advisors, in particular for services rendered for various tax studies.

Restructuring charge

	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
Restructuring charge	$1.6	—	—	—	—
Percentage of total revenues	1.7%		—		—

During the second quarter of fiscal 2002 ended November 30, 2001, we implemented a worldwide restructuring of our corporate structure to focus on reducing expenses and improving efficiency. This action was taken as a result of deteriorating macro-economic and capital spending issues affecting the software industry. In connection with the restructuring, we recorded a $1.6 million restructuring charge, of which approximately $1.2 million was related to severance costs associated with the reduction in the worldwide workforce by 65 employees, approximately $0.3 million to legal and other outside services in connection with the restructuring, and approximately $0.1 million to other costs associated with the restructuring. The restructuring impacted operations in the U.S., Canada, the U.K., Germany, France, the Netherlands, Sweden and South Africa.

Charitable contribution

	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
Charitable contribution	$1.0	—	—	—	—
Percentage of total revenues	1.1%		—		—

On September 14, 2001, we made a $1 million donation to help the victims of the September 11th terrorist attacks in New York, Pennsylvania, and Washington D.C. Our donation kicked off the United Way Silicon Valley 9/11 Response Fund. The donation provided immediate support to established emergency assistance agencies, such as the American Red Cross and Salvation Army, both of whom are founding members of the United Way locally and nationally.

Other income, net

	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
Other income, net	$9.9	(12.9)%	$11.3	101.7%	$5.6
Percentage of total revenues	10.5%		7.8%		5.8%

Other income consists primarily of interest income and realized gains from our investments in marketable securities.

The decrease in other income in absolute dollars from fiscal year 2001 to fiscal year 2002 was primarily due to decreasing overall yields on our portfolio of marketable securities caused by the decreasing interest rate environment partially offset by higher cash balances when compared with the prior year. The increase in other income in absolute dollars from fiscal year 2000 to fiscal year 2001 was primarily due to the higher balance of marketable securities.

Income tax provision (benefit)

	2002	Percent Change	2001	Percent Change	2000
			(dollars in millions)		
Income tax provision (benefit)	$0.9	(95.7)%	$20.2	not meaningful	$(2.2)
Percentage of total revenues	0.9%		13.9%		(2.2)%
Effective tax rate	38.0%		37.5%		(6.9)%

Income tax provision (benefit) includes U.S. and foreign income taxes, as well as the provision for U.S. taxes on undistributed earnings of international subsidiaries. Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of this difference is reported as deferred income taxes.

During the year ended May 31, 2002, we assessed the qualification of our research and development expenses for state and federal research and development tax credits. We expect the tax savings for fiscal 2002 due to research and development tax credits to result in a marginally lower effective tax rate and accordingly applied an effective tax rate of 38.0% to the result of our year ended May 31, 2002. We will continually reassess the impact of our research and development expenses on our effective tax rate in future periods.

Quarterly Results of Operations

The following table sets forth certain unaudited consolidated statements of operations data, both in dollar amount and as a percentage of total revenues, for each of the eight quarters in the period ended May 31, 2002. In our opinion, this information has been presented on the same basis as the audited consolidated financial statements appearing elsewhere in this Annual Report on Form 10-K, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and related notes thereto. The operating results for any quarter should not be relied upon as necessarily indicative of results for any future period. We expect our quarterly operating results to fluctuate in future periods due to a variety of reasons, including those specifically discussed in "Item 1. Business — Risk Factors."

	Quarter Ended							
	May 31, 2002	Feb. 28, 2002	Nov. 30, 2001	Aug. 31, 2001	May 31, 2001	Feb. 28, 2001	Nov. 30, 2000	Aug. 31, 2000
	(in thousands, except per share data)							
Consolidated Statements of Operations Data:								
Revenues:								
Software products	$ 16,350	$ 15,968	$ 13,274	$ 10,267	$ 31,627	$ 28,722	$ 25,558	$ 22,798
Service and other	9,705	9,077	9,286	9,838	9,583	9,293	8,962	8,492
Total revenues	26,055	25,045	22,560	20,105	41,210	38,015	34,520	31,290
Costs of revenues:								
Software products	409	659	644	542	545	378	385	347
Service and other	2,569	2,606	2,757	3,046	3,211	3,074	2,978	2,558
Total costs of revenues	2,978	3,265	3,401	3,588	3,756	3,452	3,363	2,905
Gross profit	23,077	21,780	19,159	16,517	37,454	34,563	31,157	28,385
Operating expenses:								
Research and development	5,917	5,819	5,955	5,936	6,378	5,849	4,827	4,585
Marketing and sales	10,830	11,461	13,396	14,598	16,080	14,733	13,800	12,024
General and administrative	2,861	3,052	2,909	2,832	2,987	2,949	2,530	2,170
Restructuring charge	—	—	1,563	—	—	—	—	—
Charitable contribution	—	—	1,000	—	—	—	—	—
Total operating expenses	19,608	20,332	24,823	23,366	25,445	23,531	21,157	18,779
Income (loss) from operations	3,469	1,448	(5,664)	(6,849)	12,009	11,032	10,000	9,606
Other income, net	2,115	2,255	2,629	2,870	2,813	3,417	2,834	2,271
Income (loss) before provision for income taxes	5,584	3,703	(3,035)	(3,979)	14,822	14,449	12,834	11,877
Provision for (benefit from) income taxes	2,122	1,407	(1,153)	(1,512)	5,632	5,274	4,684	4,632
Net income (loss)	$ 3,462	$ 2,296	$ (1,882)	$ (2,467)	$ 9,190	$ 9,175	$ 8,150	$ 7,245
Net income (loss) per share — basic	$ 0.10	$ 0.06	$ (0.05)	$ (0.07)	$ 0.26	$ 0.27	$ 0.24	$ 0.22
Net income (loss) per share — diluted	$ 0.09	$ 0.06	$ (0.05)	$ (0.07)	$ 0.25	$ 0.25	$ 0.23	$ 0.20
Number of shares used in per share calculation — basic	35,717	35,378	35,161	35,362	34,769	33,948	33,449	32,369
Number of shares used in per share calculation — diluted	37,408	38,277	35,161	35,362	36,833	37,000	35,846	36,916
	As a Percentage of Total Revenues							
Revenues:								
Software products	62.8%	63.8%	58.8%	51.1%	76.7%	75.6%	74.0%	72.9%
Service and other	37.2	36.2	41.2	48.9	23.3	24.4	26.0	27.1
Total revenues	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0
Costs of revenues:								
Software products	1.6	2.6	2.9	2.7	1.3	1.0	1.1	1.1
Service and other	9.8	10.4	12.2	15.1	7.8	8.1	8.6	8.2
Total costs of revenues	11.4	13.0	15.1	17.8	9.1	9.1	9.7	9.3
Gross profit	88.6	87.0	84.9	82.2	90.9	90.9	90.3	90.7
Operating expenses:								
Research and development	22.7	23.2	26.4	29.5	15.5	15.4	14.0	14.7
Marketing and sales	41.6	45.8	59.4	72.6	39.0	38.8	40.0	38.4
General and administrative	11.0	12.2	12.9	14.1	7.2	7.7	7.3	6.9
Restructuring charge	—	—	6.9	—	—	—	—	—
Charitable contribution	—	—	4.4	—	—	—	—	—
Total operating expenses	75.3	81.2	110.0	116.2	61.7	61.9	61.3	60.0
Income (loss) from operations	13.3	5.8	(25.1)	(34.0)	29.2	29.0	29.0	30.7
Other income, net	8.1	9.0	11.7	14.2	6.8	9.0	8.2	7.3
Income (loss) before provision for income taxes	21.4	14.8	(13.4)	(19.8)	36.0	38.0	37.2	38.0
Provision for (benefit from) income taxes	8.1	5.6	(5.1)	(7.5)	13.7	13.9	13.6	14.8
Net income (loss)	13.3%	9.2%	(8.3)%	(12.3)%	22.3%	24.1%	23.6%	23.2%

Liquidity and Capital Resources

Fiscal period ended May 31,	2002	2001	2000
		(dollars in millions)	
Net cash provided by operating activities	$18.9	$47.7	$8.2
Net cash used in investing activities	(5.9)	(76.9)	(116.5)
Net cash provided (used) by financing activities	$(2.6)	$34.2	$107.6

As of May 31, 2002, we had $245.4 million in cash and cash equivalents and available-for-sale securities compared to $231.1 million at May 31, 2001. At May 31, 2002, our principal sources of liquidity were our cash and cash equivalents and short-term investments of $153.9 million. As of May 31, 2002, we had no outstanding debt obligations.

As of May 31, 2002, available-for-sale securities consist of the following *(in thousands)*:

	Amortized Cost	Gross Unrealized Gains	Fair Value
Corporate commercial paper — short-term	$ 130,002	$ 670	$ 130,672
Corporate commercial paper — long-term	90,391	1,042	91,433
Total investments	$ 220,393	$ 1,712	$ 222,105

At May 31, 2002, scheduled maturities of investments classified as available-for-sale are as follows *(in thousands)*:

Within one year	$ 130,672
After one year through three years	91,433
	$ 222,105

As of May 31, 2001, available-for-sale securities consist of the following *(in thousands)*:

	Amortized Cost	Gross Unrealized Gains	Fair Value
Corporate commercial paper — short-term	$ 126,085	$ 602	$ 126,687
Corporate commercial paper — long-term	91,687	561	92,248
Total investments	$ 217,772	$ 1,163	$ 218,935

Cash provided by operating activities in fiscal year 2002 was primarily from a $15.8 million decrease in accounts receivable, net income of $1.4 million plus depreciation expense of $4.3 million, and a $1.3 million decrease in prepaid and other current assets, partially offset by a $2.4 million decrease in accrued compensation and other liabilities and a $2.1 million decrease in deferred revenue. Cash provided by operating activities in fiscal year 2001 was primarily from net income of $33.8 million, a $19.3 million decrease in deferred income taxes, a $5.4 million increase in accrued compensation and other liabilities and a $4.4 million increase in deferred revenue, partially offset by a $16.0 million increase in accounts receivable. Cash provided by operating activities in fiscal year 2000 was primarily from net income of $33.0 million, a $3.6 million increase in deferred revenue, depreciation expense of $2.8 million and a $2.8 million increase in accounts payable, partially offset by a $26.8 million increase in deferred income taxes and a $7.1 million increase in accounts receivable.

Cash used in investing activities consists primarily of the purchases of marketable securities partially offset by the sale and maturity of marketable securities.

Cash used by financing activities in fiscal year 2002 was primarily due to $20.0 million in repurchases of our common stock through our stock repurchase program, partially offset by $17.4 million in proceeds from the sale of common stock as a result of stock option exercises and from the issuance of common stock in connection with our Employee Stock Purchase Plan. Cash provided by financing activities in fiscal years 2001 and 2000 was due to the sale of common stock as a result of stock option exercises and from the issuance of common stock in connection with our Employee Stock Purchase Plan.

Capital expenditures, including capital leases, were approximately $3.1 million, $6.2 million, and $1.9 million in fiscal 2002, 2001 and 2000, respectively. These expenditures consisted principally of purchases of property and equipment, primarily for computer hardware and software. Under our operating leases, we have minimum rental payments as follows:

Fiscal Year Ending May 31,	Rental Payments
2003	$ 3,121
2004	2,815
2005	2,334
2006	1,064
2007 and thereafter	2,460
	$ 11,794

On June 20, 2002, we announced an extension of the stock repurchase program we initiated on September 12, 2001. The program calls for the repurchase of outstanding shares of our common stock up to an aggregate value of $50.0 million. Through May 31, 2002, we repurchased and retired 1,502,200 shares of our common stock through open market transactions, valued at approximately $20.0 million. The program will terminate at the end of the current fiscal year ending May 31, 2003 unless extended or shortened by the Board of Directors.

We believe that our current cash and cash equivalents, interest income and cash generated from operations, if any, will provide adequate liquidity to meet our working capital and operating resource expenditure requirements through at least fiscal 2003. If the global economy weakens further, our cash, cash equivalents and investments balances may decline. As a result, or if our spending plans materially change, we may find it necessary to seek to obtain additional sources of financing to support our capital needs, but we cannot assure you that a financing will be available on commercially reasonable terms, or at all.

Recent Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 141 ("SFAS No. 141"), "Business Combinations." This standard eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001, and applies to all business combinations accounted for under the purchase method that are completed after June 30, 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This standard eliminates the amortization of goodwill and requires goodwill to be reviewed at least annually for impairment, the useful lives of previously recognized intangible assets to be reassessed and the remaining amortization periods to be adjusted accordingly. This standard is effective for our fiscal year beginning on June 1, 2002. We do not expect the implementation of SFAS No. 142 to have a significant impact on our financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No.121), however it retains the fundamental provisions of SFAS No. 121 for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 develops a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired assets and consequently amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Division of a Business." Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The implementation of SFAS No. 144 is not expected to have a significant impact on our financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies the guidance of the Emerging Issues Task Force (EITF) in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS 146, the Board acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability and requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for the initial measurement of the liability. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. We do not expect an impact on our financial position and results of operations from the adoption of SFAS 146.

Related Party Transactions

Regent Pacific Management Corporation, a management services firm of which Mr. Sbona, our Chairman and Chief Executive Officer, is the Chairman and Chief Executive Officer, and Mr. Young, our Chief Operating Officer, is a director and Chief Operating Officer, provides us with management services at a fee of $50,000 per week. We may cancel our agreement with Regent Pacific without payment to Regent Pacific only after February 28, 2003. The agreement also provides us with an option to extend the term of the agreement through August 31, 2003. In addition, the amended agreement requires that we indemnify Regent Pacific and Mr. Sbona for certain liabilities arising out of the performance of services under the amended agreement.

Item 7A. ***Quantitative and Qualitative Disclosures About Market Risk***

Interest Rate Risk. The primary objective of our investment activities is to preserve the principal while at the same time maximizing yields without significantly increasing the risk. To achieve this objective, we maintain our portfolio of cash equivalents and investments in a variety of securities, including both government and corporate obligations and money market funds. As of May 31, 2002, approximately 63% of our portfolio matures in one year or less, with the remainder maturing in less than three years. We do not use derivative financial instruments in our investment portfolio. We place our investments with high credit quality issuers and, by policy, limit the amount of credit exposure to any one issuer.

The following table presents the amounts of our cash equivalents and investments that are subject to interest rate risk by year of expected maturity and average interest rates as of May 31, 2002:

	FY2003	FY2004	FY2005 (in thousands)	Total	Fair Value
Cash equivalents	$ 23,251	—	—	$ 23,251	$ 23,251
Average interest rate	0.7%				
Short-term investments	$ 130,672	—	—	$ 130,672	$ 130,672
Average interest rate	3.4%				
Long-term investments	—	$ 77,342	$ 14,091	$ 91,433	$ 91,433
Average interest rates		4.6%	4.8%		

Foreign Currency Risk. We transact business in various foreign currencies, including the Euro, the British pound, the Canadian dollar, the Australian dollar, the Swedish krona, the South African rand, the Mexican peso, the Brazilian real and the Singaporean dollar. We have established a foreign currency hedging program utilizing foreign currency forward exchange contracts to hedge certain sales contracts denominated in foreign currency. Under this program, fluctuations in foreign currencies during the period from the signing of the contract until payment are partially offset by realized gains and losses on the hedging instruments. The goal of this hedging program is to lock in exchange rates on our sales contracts denominated in foreign currencies. The notional amount of hedged contracts and the estimated fair value are not material.

Item 8. ***Financial Statements and Supplementary Data***

Our Consolidated Financial Statements and Notes thereto, and related Financial Schedule, begin on page 37 of this Annual Report on Form 10-K and are incorporated by reference herein. Supplementary financial information for the eight quarters ended May 31, 2002 is set forth under "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Quarterly Results of Operations" and is incorporated by reference herein.

Item 9. ***Changes In and Disagreements with Accountants on Accounting and Financial Disclosure***

Not applicable.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

Information relating to our executive officers required by this item is set forth in Part I — Item 1 of this report under the caption "Executive Officers of the Registrant" and is incorporated herein by reference. The other information required by this Item is incorporated by reference from the definitive proxy statement for our 2002 annual meeting of stockholders to be filed with the Commission pursuant to Regulation 14A not later than 120 days after the end of the fiscal year covered by this Form (the "Proxy Statement") under the captions "Proposal 1, Election Of Directors" and "Section 16(A) Beneficial Ownership Reporting Compliance."

Item 11. *Executive Compensation*

The information required by this Item is incorporated by reference from the Proxy Statement under the caption "Executive Compensation," "Employment, Severance and Change of Control Agreements" and "Compensation Committee Interlocks and Insider Participation."

Item 12. *Security Ownership of Certain Beneficial Owners and Management*

The information required by this Item is incorporated by reference from the Proxy Statement under the captions "Security Ownership Of Certain Beneficial Owners And Management," and "Equity Compensation Plan Information."

Item 13. *Certain Relationships and Related Transactions*

The information required by this Item is incorporated by reference from the Proxy Statement under the captions "Certain Relationships And Related Transactions."

PART IV

Item 14. ***Exhibits, Financial Statement Schedules, and Reports on Form 8-K***

(a) The following documents are filed as a part of this Form:

(b) Reports on Form 8-K:

None.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders
Verity, Inc.

In our opinion, the consolidated financial statements listed in the index appearing under Item 14(a)(1) on page 35 present fairly, in all material respects, the financial position of Verity, Inc. and its subsidiaries at May 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2002, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 14(a)(2) on page 35 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

San Jose, California
June 17, 2002

VERITY, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except per share data)

ASSETS

	May 31, 2002	May 31, 2001
Current assets:		
Cash and cash equivalents	$ 23,251	$ 12,210
Short-term investments	130,672	126,687
Trade accounts receivable, net	20,961	37,741
Deferred tax assets	3,114	20,121
Prepaid and other	5,497	6,788
Total current assets	183,495	203,547
Property and equipment, net	6,625	7,804
Long-term investments	91,433	92,248
Deferred tax assets	16,597	—
Total assets	$ 298,150	$ 303,599

LIABILITIES AND STOCKHOLDERS' EQUITY

	May 31, 2002	May 31, 2001
Current liabilities:		
Accounts payable	$ 5,749	$ 6,790
Accrued compensation	10,376	11,799
Other accrued liabilities	2,779	3,793
Deferred revenue	14,981	17,073
Total current liabilities	33,885	39,455
Commitments and contingencies (Note 5)		
Stockholders' equity:		
Preferred stock, $0.001 par value:		
Authorized: 2,000 shares in 2002 and 2001		
Issued and outstanding: none		
Common stock, $0.001 par value:		
Authorized: 200,000 shares in 2002 and 2001; issued and outstanding: 35,775 shares in 2002 and 35,158 shares in 2001	36	35
Additional paid-in capital	250,133	252,733
Other comprehensive income	1,963	652
Retained earnings	12,133	10,724
Total stockholders' equity	264,265	264,144
Total liabilities and stockholders' equity	$ 298,150	$ 303,599

The accompanying notes are an integral part of these consolidated financial statements.

VERITY, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

	Year Ended May 31,		
	2002	2001	2000
Revenues:			
Software products	$ 55,859	$ 108,705	$ 69,655
Service and other	37,906	36,330	26,445
Total revenues	93,765	145,035	96,100
Costs of revenues:			
Software products	2,254	1,655	880
Service and other	10,978	11,821	8,357
Total costs of revenues	13,232	13,476	9,237
Gross profit	80,533	131,559	86,863
Operating expenses:			
Research and development	23,627	21,639	16,017
Marketing and sales	50,285	56,637	38,742
General and administrative	11,654	10,636	6,847
Restructuring charge	1,563	—	—
Charitable contribution	1,000	—	—
Total operating expenses	88,129	88,912	61,606
Income (loss) from operations	(7,596)	42,647	25,257
Other income, net	9,905	11,343	5,623
Interest expense	(36)	(8)	(20)
Income before provision for income taxes	2,273	53,982	30,860
Provision for (benefit from) income taxes	864	20,222	(2,150)
Net income	$ 1,409	$ 33,760	$ 33,010
Net income per share — basic	$ 0.04	$ 1.00	$ 1.10
Net income per share — diluted	$ 0.04	$ 0.92	$ 0.95
Number of shares used in per share calculation — basic	35,404	33,634	30,026
Number of shares used in per share calculation — diluted	37,169	36,649	34,886

The accompanying notes are an integral part of these consolidated financial statements.

VERITY, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the years ended May 31, 2002, 2001 and 2000 (in thousands)

	Common Stock		Additional Paid-In Capital	Other Comprehensive Income (Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount				
Balances, May 31, 1999	25,612	$ 26	$ 99,412	$ 27	$ (56,046)	$ 43,419
Issuance of common stock:						
Upon exercise of stock options	2,293	2	10,577	—	—	10,579
Under employee stock purchase plan	402	—	3,074	—	—	3,074
Secondary offering	3,279	3	69,309	—	—	69,312
Deferred tax benefit from disqualified dispositions	20	—	24,668	—	—	24,668
Unrealized loss on investments	—	—	—	(428)	—	(428)
Net income	—	—	—	—	33,010	33,010
Balances, May 31, 2000	31,606	31	207,040	(401)	(23,036)	183,634
Issuance of common stock:						
Upon exercise of stock options	3,394	4	30,364	—	—	30,368
Under employee stock purchase plan	158	—	3,733	—	—	3,733
Secondary offering	—	—	20	—	—	20
Deferred tax benefit from disqualified dispositions	—	—	24,459	—	—	24,459
Allowance for deferred tax benefit from Disqualified dispositions	—	—	(12,883)	—	—	(12,883)
Unrealized gain on investments	—	—	—	1,053	—	1,053
Net income	—	—	—	—	33,760	33,760
Balances, May 31, 2001	35,158	35	252,733	652	10,724	264,144
Issuance of common stock:						
Upon exercise of stock options	1,769	2	14,533	—	—	14,535
Under employee stock purchase plan	350	—	2,852	—	—	2,852
Deferred tax benefit from disqualified dispositions	—	—	5,821	—	—	5,821
Allowance for deferred tax benefit from disqualified dispositions	—	—	(5,821)	—	—	(5,821)
Repurchase of common stock	(1,502)	(1)	(19,985)			(19,986)
Unrealized gain on investments	—	—	—	1,311	—	1,311
Net income	—	—	—	—	1,409	1,409
Balances, May 31, 2002	35,775	$ 36	$ 250,133	$ 1,963	$ 12,133	$ 264,265

The accompanying notes are an integral part of these consolidated financial statements.

VERITY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended May 31, 2002	2001	2000
Cash flows from operating activities:			
Net income	$ 1,409	$ 33,760	$ 33,010
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	4,251	3,185	2,797
Noncash restructuring charges	(6)	—	(229)
Provision for doubtful accounts	993	1,163	621
Deferred income taxes	409	19,336	(26,772)
Amortization of premium/(discount) on securities, net	352	(1,030)	(286)
Changes in operating assets and liabilities:			
Trade accounts receivable	15,787	(15,966)	(7,062)
Prepaid and other current assets	1,292	(2,887)	(2,565)
Accounts payable	(1,047)	381	2,757
Accrued compensation and other accrued liabilities	(2,431)	5,438	2,383
Deferred revenue	(2,091)	4,350	3,556
Net cash provided by operating activities	18,918	47,730	8,210
Cash flows from investing activities:			
Acquisition of equipment and leasehold improvements	(3,073)	(6,184)	(1,873)
Purchases of marketable securities	(512,409)	(640,872)	(465,554)
Maturity of marketable securities	305,908	323,692	219,531
Proceeds from sale of marketable securities	203,628	246,438	131,408
Net cash used in investing activities	(5,946)	(76,926)	(116,488)
Cash flows from financing activities:			
Proceeds from the sale of common stock net of issuance costs	17,387	34,155	107,633
Repurchase of common stock	(19,986)	—	—
Net cash provided (used) by financing activities	(2,599)	34,155	107,633
Effect of exchange rate changes on cash	668	68	(79)
Net increase (decrease) in cash and cash equivalents	11,041	5,027	(724)
Cash and cash equivalents, beginning of period	12,210	7,183	7,907
Cash and cash equivalents, end of period	$ 23,251	$ 12,210	$ 7,183
Supplemental disclosure of cash flow information:			
Cash paid during the period for interest	$ 17	$ 4	$ 20
Cash paid during the period for income taxes	$ 375	$ 286	$ 237

The accompanying notes are an integral part of these consolidated financial statements.

VERITY, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year Ended May 31,		
	2002	2001	2000
Net income	$ 1,409	$ 33,760	$ 33,010
Unrealized gains (losses) on available-for-sale investments or securities, net	1,311	1,053	(428)
Comprehensive income	$ 2,720	$ 34,813	$ 32,582

1. Nature of Operations

Verity, Inc. (the "Company") develops, markets and supports products for corporate intranets, extranets, corporate portals, online publishers and e-commerce providers, and original equipment manufacturer (OEM) toolkits for independent software vendors (ISVs). Verity's comprehensive and integrated product family enables enterprise-wide document indexing, classification, search and retrieval, organization and navigation, viewing, personalized dissemination, and hybrid online and CD/DVD publishing all from the same underlying Verity information index. The Company markets and sells its software and services to commercial end users across many industries and government entities through multiple distribution channels, including direct sales, primarily in the United States and Europe and a worldwide network of value added resellers and system integrators.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates, judgements and assumptions are continually evaluated based on available information and experience, however actual amounts could differ from those estimates.

Basis of consolidation

The consolidated financial statements include the accounts of Verity, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments with an original or remaining maturity of 90 days or less as of the date of purchase. Cash equivalents are stated at amortized cost plus accrued interest, which approximates fair value. Cash equivalents consist primarily of money market instruments and certificates of deposit, which amounted to $23.3 million and $12.2 million at May 31, 2002 and 2001, respectively.

Investments

The Company has classified its investments as available-for-sale. Such investments are recorded at fair value and unrealized gains and losses, if material, are recorded as a separate component of stockholders' equity, net of tax, until realized. Interest income is recorded using an effective interest rate with the associated premium or discount amortized to interest income. The cost of securities sold is based upon the specific identification method. As of the balance sheet date, investments with maturity dates of one year or less are classified as current, and those with maturity dates of greater than one year are classified as long-term.

Equipment and leasehold improvements

Equipment and leasehold improvements are stated at cost less accumulated depreciation. Equipment is depreciated on a straight-line basis over the estimated useful lives of the related assets; computers are depreciated over three years, software is depreciated up to two years, and furniture and fixtures are depreciated over five years. Leasehold improvements and leased assets are amortized on a straight-line basis over the lesser of their estimated useful life or the lease term. Gains and losses upon asset disposal are taken into income in the year of disposition.

The Company periodically evaluates the carrying value of equipment and leasehold improvements to be held and used when events and circumstances warrant such a review. The carrying value of equipment and leasehold improvements is considered impaired when the anticipated undiscounted cash flows from the asset is separately identifiable and is less than the asset's carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost to dispose.

Impairment of long-lived assets

The Company evaluates the recoverability of long-lived assets and recognize impairment charges in the event the net book value of such assets exceeds the future undiscounted cash flows attributed to such assets. Long-lived assets include property and equipment.

Research and development costs

Costs related to research, design and development of products are charged to research and development expense as incurred. Software development costs are capitalized beginning when a product's technological feasibility has been established and ending when a product is available for general release to customers. Such costs are amortized using the greater of the amount computed using the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product, or on a straight line basis over 12 to 18 months. The Company regularly evaluates estimated net realizable value of costs and records write-downs for any product for which the net book value is in excess of discounted cashflows. In fiscal 2002, 2001 and.2000, the Company did not capitalize any software development costs since such costs were not significant.

Revenue Recognition

The Company's revenues are derived from license fees for software products and fees for services complementary to its products, including software maintenance, consulting and training. The Company generally charges fees for services separately from the license fees for its software products.

The Company recognizes revenue in accordance with the American Institute of Certified Public Accountants (AICPA) Statement of Position ("SOP") 97-2, "Software Revenue Recognition," as amended. The AICPA and its Software Revenue Recognition Task Force continue to issue interpretations and guidance for applying the relevant standards to a wide range of sales contract terms and business arrangements that are prevalent in the software industry. Also, the Securities and Exchange Commission (SEC) has issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," which provides guidance related to revenue recognition based on interpretations and practices followed by the SEC. Future interpretations of existing accounting standards or changes in the Company's business practices could result in future changes in its revenue accounting policies that could have a material adverse effect on its business, financial condition and results of operations.

The Company recognizes revenue from the sale of software licenses when persuasive evidence of an arrangement exists, the product has been delivered, the fees are fixed or determinable and collection of the resulting receivable is probable. Delivery generally occurs when the product is delivered to a common carrier. At the time of the transaction, the Company assesses whether the fee associated with its revenue transactions is fixed or determinable and whether or not collection is probable. The Company assesses whether the fee is fixed or determinable based on the payment terms associated with the transaction. The Company assesses collection based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer.

For all sales, the Company uses either a binding purchase order or signed license agreement as evidence of an arrangement. Sales through the Company's distributors are evidenced by a master agreement governing the relationship together with binding purchase orders on a transaction by transaction basis. The Company's arrangements do not generally include acceptance clauses. However, if an arrangement includes an acceptance provision, acceptance occurs upon the earlier of receipt of a written customer acceptance or expiration of the acceptance period.

The Company recognizes maintenance revenues from ongoing customer support and product upgrades ratably over the term of the applicable maintenance agreement, which is typically twelve months. Generally, the Company receives payments for maintenance fees in advance and they are nonrefundable. The Company recognizes revenues for consulting and training generally when the services are performed.

For agreements with multiple elements, such as license, maintenance, training and consulting services, the Company allocates revenue to each component of the arrangement using the residual value method and defers revenue from the arrangement equivalent to the fair value of the undelivered elements. The Company bases fair values for the ongoing maintenance and support obligations on separate sales of these items to other customers or on contractually stipulated renewal rates. The Company bases fair value of services, such as training and consulting, upon separate sales of these services to other customers. The Company allocates any remaining amount to the delivered elements and recognizes it as revenue when the conditions set forth above are met.

Sales Returns, Allowance for Doubtful Accounts

The Company's management must make estimates of potential future product returns related to current period product revenue. Management analyzes historical returns, current economic trends, and changes in customer demand and acceptance of its products when evaluating the adequacy of the sales returns allowance. Management judgments and estimates must be made and used in connection with establishing the sales returns allowance in any accounting period. Similarly, management must make estimates of the uncollectability of accounts receivables. Management specifically analyzes accounts receivable and analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. As of May 31, 2002, the Company's accounts receivable balance was $21.0 million, net of provision for sales returns allowance of $0.2 million and allowance for doubtful accounts of $1.4 million. On May 31, 2001, the Company's accounts receivable balance was $37.7 million, net of provision for sales returns allowance of $0.1 million and allowance for doubtful accounts of $1.4 million.

Stock-based compensation

The Company accounts for stock-based employee compensation arrangements based on the difference, if any, on the date of grant, between the fair value of Verity's stock and the exercise price. The Company accounts for stock-based arrangements issued to non-employees based on the fair value of the stock granted using the Black-Scholes option pricing model at the date of grant.

Deferred stock-based compensation is being amortized using the graded vesting method over the vesting period of each respective option, which is generally four years. Under the graded vesting method, each option grant is separated into portions based on its vesting terms, which results in acceleration of amortization expense for the overall award.

Accounting for Income Taxes

As part of the process of preparing its consolidated financial statements the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. The Company's income tax accounting process involves it recording the estimated future tax effects of temporary differences between the tax bases of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, as well as operating loss and tax credit carryforwards. These differences result in the recognition of deferred tax assets and liabilities.

The Company evaluates this tax asset at each balance sheet date to determine its realizability, considering, without limitation, currently enacted tax laws, expected future taxable income and origins of the specific components of the deferred tax asset. If the Company determines that it is not fully realizable, it will record a valuation allowance to reduce the asset balance to its realizable value through a charge to income tax expense. Determining whether it will be able to utilize the net operating loss carryforward requires that the Company estimate future taxable income and make judgments regarding the timing of future tax obligations. Actual taxable income could differ from the Company's estimates.

As of May 31, 2002, we believe it is more likely than not that we will be able to realize the majority of our tax asset through expected future taxable profits, but believe that it is more probable than not that we will not be able to recover any benefits from net operating loss carryforwards originating from deductions for the exercise and/or disposition of stock options in recent periods. Therefore, we recorded a valuation allowance related to this component of the deferred tax asset. The net operating loss carryforwards originating from deductions for the exercise and/or disposition of stock options and the related valuation allowance has been recorded against additional paid-in capital and did not affect net income for the period.

If we conclude that other components of the deferred tax asset require a valuation allowance in the future, the effect on income tax expense could be material

Certain risks and concentrations

The Company's products are concentrated in the electronic information search and retrieval software industry, which is highly competitive and rapidly changing. A number of companies offer competitive products addressing certain of the

Company's target markets and act as direct competitors of the Company. The Company is dependent on the success of its strategic partners to obtain its competitive edge.

Revenue is mainly derived from relatively large sales to a limited number of customers, representing significant exposure to the loss of a major customer or any reduction in orders by such customers, significant technological changes in the industry, and the infringement or expropriation of proprietary intellectual property rights or patents. In addition, a significant portion of the Company's revenue is derived from international sales, and therefore exposes the Company to fluctuation of the U.S. dollar against foreign currencies or local economic conditions.

Financial instruments, which potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents, investments and accounts receivable. The Company maintains the majority of its cash and cash equivalents in demand accounts with two major financial institutions.

The Company maintains cash balances in excess of its operating requirements in commercial paper securities issued by various corporate institutions, and debt securities backed by the United States government. The Company has not experienced any material losses in any of the instruments it has used for excess cash balances.

The Company sells products to companies in North America, Europe, Asia, South Africa, South America and Australia. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company also performs an analysis of the expected collectibility of accounts receivable and records an allowance for doubtful accounts receivable when necessary. The Company maintains allowances for potential losses and such losses have been within management's expectations. For the fiscal year ended May 31 2002, no customer accounted for more than 10% of the total accounts receivable balance. One customer accounted for 14.1% of the total accounts receivable balance at May 31, 2001. No customer accounted for more than 10% of the total revenue in any period reported.

Foreign currency translation

The Company translates the accounts of its foreign branches and subsidiaries using historical rates for nonmonetary assets and current rates for monetary assets. Remeasurement gains and losses from the translation of these branches and those that arise from exchange rate changes on transactions denominated in a currency other than the local currency are included in the statements of operations. The Company's foreign branches and subsidiaries use the U.S. dollar as their functional currency as the U.S. parent exclusively funds the branches and subsidiaries' operations with U.S. dollars and has substantive control over local operations. The net gain (loss) on foreign currency remeasurement and exchange rate changes for fiscal years 2002, 2001 and 2000, which is included in other income (expense) net on the accompanying statements of operations, was ($149,000), ($772,000), and ($440,000), respectively.

Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments, including cash and cash equivalents, investments, accounts receivable and accounts payable approximate fair value due to their short maturities. The fair value of the Company's investments is set forth in Note 3.

Computation of net income per share

Basic earnings per share are computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share are computed using the weighted average number of shares of common stock and common stock equivalent shares outstanding during the period. Dilutive common stock equivalent shares consist of stock options.

Comprehensive income

The Company has adopted Statement of Financial Accounting Standards No. 130 ("SFAS 130.") Comprehensive income, as defined, includes all changes in equity (net assets) during a period from non-owner sources. Other comprehensive income for all periods presented consists of unrealized gains and losses on available-for-sale securities.

Reclassification

The Company has reclassified certain amounts in the prior years' financial statements to conform to the current year's presentation.

Recent accounting pronouncements

In June 2001, the FASB issued SFAS No. 141, "Business Combinations." This standard eliminates the pooling-of-interests method of accounting for business combinations, except for qualifying business combinations that were initiated prior to July 1, 2001, and applies to all business combinations accounted for under the purchase method that are completed after June 30, 2001.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." This standard eliminates the amortization of goodwill and requires goodwill to be reviewed at least annually for impairment, the useful lives of previously recognized intangible assets to be reassessed and the remaining amortization periods to be adjusted accordingly. This standard is effective for the Company's fiscal year beginning on June 1, 2002. The Company does not expect the implementation of SFAS No. 142 to have a significant impact on its financial position or results of operations.

In October 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 supersedes "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" (SFAS No.121), however it retains the fundamental provisions of SFAS No. 121 for (1) the recognition and measurement of the impairment of long-lived assets to be held and used and (2) the measurement of long-lived assets to be disposed of by sale. SFAS No. 144 develops a single accounting model for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired assets and consequently amends Accounting Principles Board Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Division of a Business." Additionally, SFAS No. 144 expands the scope of discontinued operations to include all components of an entity with operations that (1) can be distinguished from the rest of the entity and (2) will be eliminated from the ongoing operations of the entity in a disposal transaction. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001, and interim periods within those fiscal years. The implementation of SFAS No. 144 is not expected to have a significant impact on the Company's financial position or results of operations.

In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 nullifies the guidance of the Emerging Issues Task Force (EITF) in EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." Under EITF Issue No. 94-3, an entity recognized a liability for an exit cost on the date that the entity committed itself to an exit plan. In SFAS 146, the Board acknowledges that an entity's commitment to a plan does not, by itself, create a present obligation to other parties that meets the definition of a liability and requires that a liability for a cost that is associated with an exit or disposal activity be recognized when the liability is incurred. It also establishes that fair value is the objective for the initial measurement of the liability. SFAS 146 will be effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not expect an impact on its financial position and results of operation from the adoption of SFAS 146.

3. Investments

As of May 31, 2002, available-for-sale securities consist of the following *(in thousands)*:

	Amortized Cost	Gross Unrealized Gains	Fair Value
Corporate commercial paper — short-term	$ 130,002	$ 670	$ 130,672
Corporate commercial paper — long-term	90,391	1,042	91,433
Total investments	$ 220,393	$ 1,712	$ 222,105

At May 31, 2002, scheduled maturities of investments classified as available-for-sale are as follows *(in thousands)*:

Within one year	$ 130,672
After one year through three years	91,433
	$ 222,105

As of May 31, 2001, available-for-sale securities consist of the following *(in thousands)*:

	Amortized Cost	Gross Unrealized Gains	Fair Value
Corporate commercial paper — short-term	$ 126,085	$ 602	$ 126,687
Corporate commercial paper — long-term	91,687	561	92,248
Total investments	$ 217,772	$ 1,163	$ 218,935

4. Balance Sheet Detail

Trade receivables

As of May 31, 2002 and 2001, the balance of trade receivables is as follows *(in thousands)*:

	May 31,	
	2002	2001
Trade receivables	$ 22,389	$ 39,091
Allowance for doubtful accounts	(1,428)	(1,350)
	$ 20,961	$ 37,741

Write-offs against the allowance for doubtful accounts were $915,000, $713,000 and $621,000 in the fiscal years ended May 31, 2002, 2001 and 2000, respectively.

Property and equipment

As of May 31, 2002 and 2001, property and equipment consist of the following *(in thousands)*:

	May 31,	
	2002	2001
Computer equipment	$ 16,781	$ 15,090
Furniture and fixtures	5,787	5,321
Leasehold improvements	5,759	5,310
	28,327	25,721
Less accumulated depreciation	(21,702)	(17,917)
	$ 6,625	$ 7,804

Depreciation expense for fiscal years 2002, 2001 and 2000 was $4,251,000, $3,185,000 and $2,797,000, respectively.

At May 31, 2002 and 2001, there were no assets under capital leases.

5. Commitments and Contingencies

Commitments

The Company leases various facilities and vehicles under noncancelable operating leases expiring through May 2009. Under the terms of the leases, the Company is responsible for taxes, insurance and normal maintenance costs. Under its primary operating facility lease, the Company may extend the lease term for an additional five years by providing written notice of its exercise of this option no later than six months before the expiration of the lease term. The Company has subleased certain of its space to other companies for various periods through October 2004.

At May 31, 2002, future minimum rental payments and receipts under the operating leases are as follows *(in thousands)*:

Fiscal Year Ending May 31,	Rental Payments	Sublease Income
2003	$ 3,121	$ 740
2004	2,815	115
2005	2,334	48
2006	1,064	—
2007 and thereafter	2,460	—
	$ 11,794	$ 903

Worldwide rent expense, excluding sublease income, for fiscal years 2002, 2001 and 2000 was $3,936,000, $2,890,000 and $2,134,000, respectively.

Contingencies

On June 7, 2001, Verity filed a complaint in federal district court in the Northern District of California, San Jose Division, against BroadVision, Inc. (Case No. C01-20501-PVT-ADR). BroadVision is a software company that Verity in the past has licensed to distribute Verity's copyrighted software known as the Verity Developer Kit ("VDK"). Verity alleges in its complaint that under the terms of the parties' licenses, BroadVision was authorized to distribute certain limited portions of VDK as an embedded component of specified software applications of BroadVision. Verity further alleges that BroadVision has distributed portions of VDK that it was not authorized to distribute, failed to prevent end users from accessing unlicensed functions and encouraged end users to make use of unlicensed functions of VDK. Verity further alleges that it terminated its license with BroadVision on April 24, 2001 and that BroadVision no longer has any right to distribute any portion of VDK.

Based on the foregoing allegations, Verity has asserted claims against BroadVision for copyright infringement, declaratory relief, unfair competition, interference with economic advantage, breach of contract, and breach of the implied covenant of good faith and fair dealing. Verity seeks by its complaint, among other things, an injunction to prohibit BroadVision from further distribution of VDK, damages, including statutory damages, according to proof based on BroadVision's unauthorized distribution of VDK and attorneys' fees.

BroadVision answered Verity's complaint on June 28, 2001 and denied the material allegations of the Complaint and asserted affirmative defenses to Verity's claims. BroadVision also asserted a counterclaim alleging that Verity had breached the parties' license and the implied covenant of good faith and fair dealing contained therein (1) by failing to pay BroadVision referral fees that it claims Verity owes to BroadVision for BroadVision's efforts in securing the sale of Verity Advanced K-2 Search Modules; and (2) by failing to provide support to BroadVision for VDK after Verity terminated the parties' license. BroadVision seeks by its counterclaim, among other things, damages according to proof, a declaration that BroadVision has not breached the parties' license and attorneys' fees.

Verity answered BroadVision's counterclaim on July 23, 2001 and denied the material allegations of the counterclaim and asserted various affirmative defenses to BroadVision's claims. On August 8, 2002, Verity filed a first amended complaint against BroadVision which, among other things, added a claim for contributory copyright infringement against BroadVision based on allegations that BroadVision knowingly facilitated the use by end users of unlicensed functionality of VDK.

The action is currently in the discovery phase. The trial date has been set for July 14, 2003.

The Company intends to defend all of these actions vigorously. However, there can be no assurance that any of the complaints discussed above will be resolved without costly litigation, or in a manner that is not materially adverse to Verity's financial position, results of operations or cash flows. No estimate can be made of the possible loss or possible range of loss associated with the resolution of these contingencies and accordingly, the Company has not recorded a liability.

6. Stockholders' Equity

1995 Stock Option Plan

In July 1995, the Company adopted the Amended and Restated 1995 Stock Option Plan, which amended and restated the 1988 Stock Option Plan. In September 1999 and September 2000, the Company's stockholders approved an increase to the number of shares reserved under the 1995 Stock Option Plan to a total of 10,122,000 and 12,122,000 shares, respectively.

Under the terms of the Plan, options may be granted at prices not lower than the fair market value at the date of grant as determined by the Board of Directors. Incentive and non-statutory options, which are granted to stockholders who own more than 10% of the total combined voting power of all classes of Company's stock are granted at not less than 110% of the fair market value of the shares at the date of grant. The term of options granted to the stockholders who own more than 10% of the total combined voting power of all classes of stock of the Company is five years from the date of grant or shorter term as provided in the written option agreement. All other option grants from this plan may have a term of eight years or shorter as provided in the written option agreement.

Common shares purchased under the Plan are subject to the Company's right of repurchase, which generally lapses as to 12.5% of the shares six months from the grant date and thereafter ratably over the remainder of a 3 1/2 year period at the holder's original purchase price. Thereafter, the Company has the right of first refusal to purchase such shares. At May 31, 2002, 2001 and 2000, the Company had 0, 84, and 9,793 shares, respectively, subject to the Company's right to repurchase. As of May 31, 2002, 422,000 shares of common stock were available for grant under the 1995 Stock Option Plan.

Outside Directors Plan

In July 1995, the Company's Board of Directors approved the 1995 Outside Directors Plan and reserved 400,000 shares of common stock for issuance to directors of the Company who are not employees of the Company. The Outside Directors Plan provides for the automatic granting of nonqualified stock options to directors of the Company who are not employees of the Company.

At the initiation of the Plan, each current outside director was automatically granted an option to purchase 40,000 shares of common stock at the following annual meeting of stockholders. Each new outside director is automatically granted an option to purchase shares of the Company's common stock at the time of annual meeting following their appointment. Thereafter, at each annual meeting of the stockholders, outside directors who have previously received options will receive a new option to purchase 40,000 shares of the Company's common stock. The exercise price of the options in all cases will be equal to the fair market value of the Company's common stock at the date of grant. Options granted under the Director's Plan are immediately exercisable, but vest over four years and generally must be exercised within ten years. In September 1999, the Company's stockholders approved an increase to the number of shares reserved under the Outside Director's Plan to a total of 1,000,000 shares. As of May 31, 2002, 380,000 shares of common stock were available for grant under this plan.

1996 Nonstatutory Stock Option Plan

In February 1996, the Company's Board of Directors approved the 1996 Nonstatutory Stock Option Plan. The terms of the 1996 Nonstatutory Stock Option Plan are substantially the same as those of the 1995 Stock Option Plan with the exception of the type of options available, the option exercise price and the maximum option term. Nonqualified options may be granted at prices not lower than 85% of fair market value at the date of grant as determined by the Board of Directors. The option may have a term of ten years or shorter as provided in the written option agreement.

In fiscal years 2002, 2001 and 2000, the Company increased the number of shares reserved under the Plan to 24,700,000, 12,700,000 and 8,420,000 shares of common stock, respectively, for issuance to certain employees and consultants of the Company. As of May 31, 2002, 8,363,000 shares of common stock were available for grant under the 1996 Nonstatutory Stock Option Plan.

1997 Stock Option Plan for Verity Canada

In May 1997, the Company's Board of Directors authorized the adoption of the 1997 Stock Option Plan for Verity Canada. The terms of the 1997 Stock Option Plan for Verity Canada are substantially the same as those of the 1995 Stock Option Plan with the exception of option type and term.

In May and October 1999, the Company increased the number of shares reserved under the 1997 Plan to a total of 1,180,000 and 1,480,000 shares, respectively. In June and December 2000, the Company increased the number of shares reserved under the 1997 Plan to a total of 1,980,000 and 2,250,000 shares, respectively. As of May 31, 2002, 221,000 shares of common stock were available for grant under the 1997 Stock Option Plan for Verity Canada.

Equity Compensation Plan Information

The following table gives information about our Company Stock that may be issued upon the exercise of options, warrants and rights under all of our existing equity compensation plans as of May 31, 2002, including Verity's Restated 1995 Stock Option Plan, 1996 Nonstatutory Stock Option Plan, Outside Directors Plan, and the 1997 Stock Option Plan (together, the "Option Plans"):

	Equity Compensation Plan Information		
	(a)	(b)	(c)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by stockholders	5,630,000	$ 23.31	802,000
Equity compensation plans not approved by stockholders	13,655,000 (1)	18.64	8,584,000
TOTAL	19,285,000	$ 20.00	9,386,000

(1) Issued under our 1996 Nonstatutory Stock Option Plan and our 1997 Stock Option Plan for Verity Canada, both of which do not require the approval of and has not been approved by our stockholders. See the description above of the 1996 Nonstatutory Stock Option Plan and the 1997 Stock Option Plan.

Activity under stock option plans

Activity under the above stock option plans is set forth below:

		Options Outstanding		
	Shares Available	Shares	Weighted Average Price Per Share	Total
Balances, May 31, 1999	2,382,000	9,094,000	$ 7.09	$ 64,469,000
Shares reserved under plans	5,600,000	—	—	—
Options granted	(6,567,000)	6,567,000	31.99	210,075,000
Options canceled	648,000	(648,000)	12.34	(7,999,000)
Options exercised	—	(2,293,000)	4.61	(10,577,000)
Balance, May 31, 2000	2,063,000	12,720,000	20.12	255,968,000
Shares reserved under plans	7,051,000	—	—	—
Options granted	(8,418,000)	8,418,000	23.69	199,341,000
Options canceled	1,467,000	(1,467,000)	24.41	(35,806,000)
Options exercised	—	(3,394,000)	8.95	(30,366,000)
Balances, May 31, 2001	2,163,000	16,277,000	23.91	389,137,000
Shares reserved under plans	12,000,000	—	—	—
Options granted	(7,164,000)	7,164,000	9.47	67,818,000
Options canceled	2,387,000	(2,387,000)	23.71	(56,602,000)
Options exercised	—	(1,769,000)	8.22	(14,535,000)
Balances, May 31, 2002	9,386,000	19,285,000	$ 20.00	$ 385,818,000

Common stock option plans

The following table summarizes information with respect to stock options outstanding at May 31, 2002:

	Options Outstanding			Options Not Subject to Repurchase Upon Exercise	
Range of Exercise Price	**Number at May 31, 2002**	**Weighted Average Remaining Contractual Life (Years)**	**Weighted Average Exercise Price**	**Number at May 31, 2002**	**Weighted Average Exercise Price**
\$ 1.00 – \$ 4.99	822,000	3.95	\$ 3.39	749,000	\$ 3.35
\$ 5.00 – \$16.49............	10,042,000	6.80	11.28	5,699,000	11.99
\$ 16.50 – \$29.99............	1,860,000	6.30	23.41	1,042,000	24.44
\$ 30.00 – \$53.00............	6,561,000	5.81	34.48	4,726,000	34.20
	19,285,000	6.29	\$ 20.00	12,216,000	\$ 21.11

At May 31, 2001 options to purchase 7,611,000 shares of common stock were not subject to rights of repurchase upon exercise at an average exercise price of \$19.56.

Employee stock purchase plan

In July 1995, the Company's Board of Directors approved the 1995 Employee Stock Purchase Plan and reserved 500,000 shares of common stock for issuance to eligible employees. In September 1999, the Company's stockholders approved an increase to 4,000,000 shares of common stock. The Employee Stock Purchase Plan permits eligible employees to purchase shares of the Company's common stock at 85% of the lesser of fair market value of the common stock on the first day of the 12 month offering period or the last day of the six month purchase period within the offering period. During the fiscal years ended May 31, 2002, 2001 and 2000, employees purchased 350,321, 159,293 and 401,861 shares at average prices of \$8.20, \$23.44 and \$7.65 per share, respectively. As of May 31, 2002, 2,862,000 shares of the Company's common stock have been issued under the plan and 1,138,000 shares remained available for purchase.

Pro forma stock-based compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123 ("SFAS No. 123,") *Accounting for Stock-Based Compensation*. Accordingly, no compensation cost has been recognized for the Company's stock option plans or Employee Stock Purchase Plan. Had compensation cost for the Company's stock option plans and Employee Stock Purchase Plan been determined based on the fair value at the grant date for awards in fiscal years 2002, 2001 and 2000 consistent with the provisions of SFAS No. 123, the Company's net income and net income per share for fiscal years 2002, 2001 and 2000 would have been reduced to the pro forma amounts indicated below *(in thousands, except per share amounts)*:

	Fiscal Years		
	2002	**2001**	**2000**
Net income — as reported	\$ 1,409	\$ 33,760	\$ 33,010
Net loss —pro forma	\$ (77,474)	\$ (67,098)	\$ (25,148)
Net income per share — basic — as reported	\$ 0.04	\$ 1.00	\$ 1.10
Net income per share — diluted — as reported........................	\$ 0.04	\$ 0.92	\$ 0.95
Net loss per share — basic — pro forma........................	\$ (2.19)	\$ (1.99)	\$ (0.84)
Net loss per share — diluted — pro forma........................	\$ (2.19)	\$ (1.99)	\$ (0.84)

The above pro forma disclosures are not necessarily representative of the effects on reported net income (loss) for future years.

The aggregate fair value and weighted average fair value of each option granted in fiscal years 2002, 2001 and 2000 were $45.9 million, $140.2 million and $145.9 million, and $6.41, $16.65 and $21.13, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions for fiscal years 2002, 2001 and 2000:

	2002	2001	2000
Expected volatility	100%	100%	100%
Risk-free interest rate	3.14 - 4.35%	5.4%	6.8%
Expected life	3.5 years	3.5 years	3 years
Expected dividend yield	0.0%	0.0%	0.0%

The Company has also estimated the fair value for the purchase rights under the Employee Stock Purchase Plan using the Black-Scholes Model with the following assumptions for fiscal years 2002, 2001 and 2000:

	2002	2001	2000
Expected volatility	100%	100%	100%
Risk-free interest rate	1.98 - 2.33%	5.4%	6.8%
Expected life	.50 – 1.00 years	.50 – 1.00 years	.50 – 1.00 years
Expected dividend yield	0.0%	0.0%	0.0%

Preferred stock purchase rights plan

In September 1996, the Company's Board of Directors adopted a Preferred Stock Purchase Rights Plan designed to enable all Verity stockholders to realize the full value of their investment and to provide for fair and equal treatment for all Verity stockholders in the event that an unsolicited attempt is made to acquire Verity. Under the Plan, stockholders will receive one Right to purchase one one-hundredth of a share of a new series of Preferred Stock for each outstanding share of Verity common stock held at the close of business on October 2, 1996. The Rights expire on September 17, 2006.

Preferred stock and common stock

The Company is authorized to issue two classes of shares to be designated respectively Preferred Stock, having a par value of $0.001 per share, and Common Stock, having a par value of $0.001 per share. The total number of shares of Preferred Stock the Company has the authority to issue is 1,999,995, and the total number of shares of Common Stock the Company has authority to issue is 200,000,000. None of the shares outstanding are subject to repurchase as of May 31, 2002.

7. Income Taxes

Income tax expense includes U.S. and international income taxes, as well as the provision for U.S. taxes on undistributed earnings of international subsidiaries. Certain items of income and expense are not reported in tax returns and financial statements in the same year. The tax effect of this difference is reported as deferred income taxes.

Income before taxes consist of the following *(in thousands)*:

	Fiscal Years		
	2002	2001	2000
Domestic	$ 1,056	$ 52,689	$ 28,669
Foreign	1,219	1,293	2,191
	$ 2,275	$ 53,982	$ 30,860

Details of the income tax provision (benefit) for fiscal years 2002, 2001 and 2000 consist of the following *(in thousands)*:

	May 31,		
	2002	2001	2000
Current:			
Federal	$ 1,262	$ 14,095	—
State	126	1,476	$ 20
Foreign	502	598	600
	1,890	16,169	620
Deferred:			
Federal	(1,066)	3,650	(2,392)
State	40	403	(346)
Foreign	—	—	(32)
	(1,026)	4,053	(2,770)
	$ 864	$ 20,222	$(2,150)

The Company's effective tax rate differs from the statutory federal income tax rate as shown in the following schedule:

	Fiscal Years		
	2002	2001	2000
Income tax benefit at statutory rates	35.0%	35.0%	35.0%
State income taxes net of federal benefit	(18.3)	3.5	3.2
Non-deductible expenses	33.0	2.6	0.6
Foreign taxes	28.2	0.1	2.5
Release of valuation allowance	—	—	(44.5)
Research and development credit	(39.9)	(5.2)	(3.7)
Net operating loss (benefited) not benefited	—	1.5	—
Effective tax rate	38.0%	37.5%	(6.9)%

The components of the net deferred tax asset are *(in thousands)*:

	May 31,	
	2002	2001
Deferred tax assets:		
Accumulated depreciation	$ 2,073	$ 2,272
Accrued compensation	940	1,831
Other accruals and allowance for doubtful accounts	1,656	1,532
Research and development credits	10,223	8,338
Net operating loss carryforwards	23,936	19,542
	38,828	33,515
Deferred tax liability:		
Appreciated investments – FAS 115	(413)	(511)
Gross deferred tax assets	38,415	33,004
Valuation allowance	(18,704)	(12,883)
Net deferred tax assets	$ 19,712	$ 20,121

As of May 31, 2002, the Company had approximately $66,426,000 and $16,372,000 of net operating loss carryforwards for federal and California purposes, respectively, to offset future taxable income. The tax benefits associated with these net operating loss carry forwards have been or (will be) recorded to the additional paid-in-capital account as they arose from the exercise and/or disposition of stock options. The Company also has federal and state research and development tax credit carryforwards of approximately $6,942,000 and $3,281,000, respectively, at May 31, 2002. These carryforwards expire in the years 2003 to 2022 if not utilized. State research and development tax credit carryforwards can be utilized indefinitely.

Under the Tax Reform Act of 1986, the amounts of benefits from net operating loss and credit carryforwards may be impaired or limited in the future if the Company has incurred a cumulative ownership change of more than 50%, as defined, over a three year period.

Based on management's assessment, we recorded a valuation allowance for a portion of the deferred tax asset related to the net operating loss carryforwards, which have arisen from deductions for the exercise and/or disposition of stock options, due to an uncertainty as to whether these benefits will be realized through future earnings. Any tax benefits realized from the reduction of this valuation allowance will be recorded to additional-paid-in-capital.

8. Related Party Transactions

On July 31, 1997, Mr. Gary J. Sbona was appointed as the Company's President and Chief Executive Officer, and the Company entered into an agreement with Regent Pacific Management Corporation, a management services firm of which Mr. Sbona is the Chairman and Chief Executive Officer. Pursuant to the original agreement, Regent Pacific agreed to provide management services to the Company, at a fee of $50,000 per week, including the services of Mr. Sbona as Chief Executive Officer and President and other Regent Pacific personnel as part of the Company's management team. The agreement had a one-year term and could be canceled by the Company after expiration of the initial 26-week period, with a minimum compensation to Regent Pacific of $1.3 million for that initial period.

The agreement required that the Company indemnify Regent Pacific and Mr. Sbona for certain liabilities arising out of the performance of services under the agreement. Mr. Sbona became an employee of the Company effective February 16, 1998. On April 13, 1998, the Company and Regent Pacific agreed to amend the agreement to provide that Regent Pacific personnel continued to serve as part of the Company's management team. The amendment also served to extend the term of the agreement until August 31, 1999, and to extend the noncancelable period of the agreement until February 28, 1999.

In connection with Mr. Sbona's service as President and CEO, an employee of the Company, the Compensation Committee of the Company's Board also granted to him an option to purchase 700,000 shares of the Company's common stock, at an exercise price of $2.563 per share. In October 1998, the Company's Board granted Mr. Sbona another option to purchase additional 520,000 shares of the Company's common stock, at an exercise price of $3.813 per share. In May 1999, the Company's Board granted Mr. Sbona another option to purchase additional 420,000 shares of the Company's common stock, at an exercise price of $16.250 per share. In October 1999 and January 2000, the Company's Board granted Mr. Sbona options to purchase 606,000 and 394,000 of the Company's common stock, at an exercise price of $30.75 and $31.75 per share, respectively. In July and December 2000, the Company's Board granted Mr. Sbona options to purchase 407,000 and 400,000 of the Company's common stock, at an exercise price of $36.38 and $13.94 per share, respectively. In September 2001, the Company's Board granted Mr. Sbona an option to purchase 1,000,000 shares of the Company's common stock, at an exercise price of $8.74 per share. The shares subject to such options will vest entirely upon certain change of control transactions or upon a termination of Mr. Sbona without cause. The options will also remain exercisable for one year following the termination of Mr. Sbona's services.

On March 12, 1999, the Company extended its agreement with Regent Pacific Management Corporation until August 31, 2000. This is the second amendment to the retainer agreement between Regent Pacific Management Corporation and Verity, Inc. since the original agreement dated July 31, 1997. Under this amended agreement, Regent Pacific continued to provide certain services to the Company at a fee of $50,000 per week. The new agreement provided Verity with an option to further extend the term of this agreement through February 2001. Furthermore, on March 12, 1999, Mr. Sbona was appointed as the Chairman of the Board of Directors of the Company. Mr. Sbona was Verity's President from July 1997 to September 1999 and has been Verity's Chief Executive Officer since July 1997 and has been a Board member since May 1998.

On February 10, 2000, the Company extended its agreement with Regent Pacific Management Corporation through August 31, 2001. This is the third amendment to the retainer agreement between Regent Pacific Management Corporation and Verity, Inc. since the original agreement dated July 31, 1997. Under this amended agreement, Regent Pacific continued to provide management services to the Company. The agreement provided Verity with an option to further extend the term of this agreement through February 2002.

On March 12, 2001, the Company extended its agreement with Regent Pacific Management Corporation until August 31, 2002. This is the fourth amendment to the retainer agreement between Regent Pacific Management Corporation and Verity, Inc. since the original agreement dated July 31, 1997. Under this amended agreement, Regent Pacific continued to provide management services to the Company. The agreement provided Verity with an option to further extend the term of this agreement through February 2003.

On June 17, 2002, the Company extended its agreement with Regent Pacific Management Corporation through August 31, 2003. This is the fifth amendment to the retainer agreement between Regent Pacific Management Corporation and Verity, Inc. since the original agreement dated July 31, 1997. Under this amended agreement, Regent Pacific continues to provide management services to the Company. The agreement provides Verity with an option to further extend the term of this agreement through February 2004.

The Company paid fees to Regent Pacific Management Corporation totaling $2,600,000 for each of the fiscal years ended May 31, 2002, 2001 and 2000. As of May 31, 2002, there is no balance payable to Regent Pacific Management.

9. Employee Benefit Plan

The Verity, Inc. 401(k) Plan, as allowed under Section 401(k) of the Internal Revenue Code, provides tax deferred salary deductions for eligible employees. Employees are eligible to enroll in the plan during the first enrollment period after hire. Enrollments are held quarterly on a calendar year basis.

Participants may make voluntary contributions to the plan up to 50% of their compensation. The plan does not provide for Company contributions.

10. Computation of Net Income Per Share

Basic and diluted net income per share are calculated as follows for fiscal years 2002, 2001 and 2000 *(in thousands, except per share amounts)*:

	Fiscal Years		
	2002	2001	2000
Basic:			
Weighted average common shares outstanding (basic)	35,404	33,634	30,026
Net income applicable to common stockholders	$ 1,409	$ 33,760	$ 33,010
Net income per share	$ 0.04	$ 1.00	$ 1.10
Diluted:			
Weighted average common shares outstanding (basic)	35,404	33,634	30,026
Dilutive effect of common stock equivalent shares	1,765	3,015	4,860
Weighted average common shares outstanding (diluted)	37,169	36,649	34,886
Net income applicable to common stockholders	$ 1,409	$ 33,760	$ 33,010
Net income per share	$ 0.04	$ 0.92	$ 0.95

As of May 31, 2002, 12,711,589 anti-dilutive shares have been excluded from the dilutive effect of common stock equivalent shares.

11. Business Segment, Foreign Sales and Operations, and Major Customers

The Company operates in one business segment and develops, markets and supports products for corporate intranets, extranets, corporate portals, online publishers and e-commerce providers, and original equipment manufacturer (OEM) toolkits for independent software vendors (ISVs). Verity's comprehensive and integrated product family enables enterprise-wide document indexing, classification, search and retrieval, organization and navigation, viewing, personalized dissemination, and hybrid online and CD/DVD publishing all from the same underlying Verity information index.

The Company has sales and marketing operations located outside the United States in The Netherlands, The United Kingdom, France, Germany, South Africa, Mexico, Australia, a joint investment partnership in Brazil and a development and technical support operation in Canada. Foreign branch and subsidiary revenues consist primarily of maintenance and consulting services and is being allocated based on foreign branch and subsidiary location.

Financial Data by Geographical Area	United States	Europe	Other Foreign (in thousands)	Eliminations	Total
Revenues:					
2002	$81,513	$10,943	$1,309	—	$93,765
2001	136,336	8,699	—	—	145,035
2000	89,666	6,434	—	—	96,100
Income (loss) from operations:					
2002	6,900	2,484	514	$ (17,494)	(7,596)
2001	61,652	3,324	1,913	(24,241)	42,648
2000	36,638	2,673	(156)	$ (13,898)	25,257
Long-lived assets:					
2002	21,106	838	1,278	—	23,222
2001	5,211	951	1,642	—	7,804
2000	$ 4,125	$ 350	$ 453	—	$ 4,928

Transfers between geographic areas are recorded at amounts generally above cost and in accordance with the rules and regulations of the respective governing tax authorities. Operating income consists of total net sales less operating expenses, and does not include interest and other income, net, or income taxes. Long-lived assets of geographic areas are those assets used in the Company's operations in each area.

Included in software product revenues for the United States are export sales of approximately $20,406,000, $37,710,000 and $18,307,000 in fiscal years 2002, 2001 and 2000, respectively.

No single customer accounted for 10% or more of the Company's revenue during fiscal years 2002, 2001 and 2000. Revenues from the federal government and its agencies were $5,729,000, $10,729,000 and $7,467,000 for fiscal years 2002, 2001 and 2000, respectively.

SCHEDULE II — VERITY, INC.

VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

Description	Balance at Beginning of Year	Amounts Charged (Benefit) to Profit and Loss	Amounts Charged to APIC	Deductions	Balance at End of Year
Allowance for Doubtful Accounts:					
Year ended May 31, 2002					
Allowance for doubtful accounts	$ 1,350	$ 993	—	$ (915)	$ 1,428
Year ended May 31, 2001					
Allowance for doubtful accounts	900	1,163	—	(713)	1,350
Year ended May 31, 2000					
Allowance for doubtful accounts	900	621	—	$ (621)	900
Allowance for Deferred Tax Assets:					
Year ended May 31, 2002					
Valuation Allowance	(12,883)	—	$ (5,821)	—	(18,704)
Year ended May 31, 2001					
Valuation Allowance	—	—	$ (12,883)	—	$(12,883)
Year ended May 31, 2000					
Valuation Allowance	$ 18,887	$ (18,887)	—	—	—

Certain reclassifications of prior year amounts have been made to conform with the current year's presentation

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

VERITY, INC.

Date: August 16, 2002

By: /s/ GARY J. SBONA
(Chief Executive Officer)

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.

Signature	Title	Date
/s/ GARY J. SBONA Gary J. Sbona	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	August 16, 2002
/s/ ANTHONY J. BETTENCOURT Anthony J. Bettencourt	President and Director	August 16, 2002
/s/ TODD K. YAMAMI Todd K. Yamami	Vice President, Chief Financial Officer, Assistant Secretary and Principal Financial Officer	August 16, 2002
/s/ PAUL H. COOK Paul H. Cook	Corporate Controller (Principal Accounting Officer)	August 16, 2002
/s/ STEVEN M. KRAUSZ Steven M. Krausz	Director	August 16, 2002
/s/ STEPHEN A. MACDONALD Stephen A. MacDonald	Director	August 16, 2002
/s/ CHARLES P. WAITE, JR. Charles P. Waite, Jr.	Director	August 16, 2002
/s/ KARL C. POWELL Karl C. Powell	Director	August 16, 2002

INDEX TO EXHIBITS

Exhibit Number	Description of Document
3.1	Restated Certificate of Incorporation of the Company.(20)
3.2	By-Laws.(20)
4.1	Amended and Restated Rights Agreement dated August 1, 1995, as amended.(1)
4.2	Form of Rights Agreement between Verity, Inc. and First National Bank of Boston dated September 18, 1996.(3)
4.3	First Amendment to Rights Agreement dated as of July 23, 1999 among Verity, Inc. and BankBoston, N.A.(15)
10.1	Form of Indemnification Agreement for directors and officers.(1),(4)
10.2	Amended and Restated 1995 Stock Option Plan and forms of agreements thereunder.(4),(5)
10.3	1995 Employee Stock Purchase Plan, as amended.(4),(21)
10.4	1995 Outside Directors Stock Option Plan, as amended, and forms of agreement thereunder.(4),(17)
10.5	1996 Non-Statutory Stock Option Plan, as amended.(4),(22)
10.6	1997 Non-Statutory Stock Option Plan for Verity, Canada, as amended.(4),(23)
10.18	Lease Agreement between Ross Drive Investors and the Company dated January 22, 1996.(6)
10.19	Retainer Agreement between Regent Pacific Management Corporation and Verity, Inc. dated July 31, 1997.(4),(7)
10.21	Employment Agreement between Anthony J. Bettencourt and the Company dated August 28, 1997.(4),(8)
10.22	Security and Loan Agreement between Imperial Bank and the Company dated November 30, 1997.(9)
10.23	Amendment to Retainer Agreement between Regent Pacific Management Corporation and Verity, Inc. dated April 13, 1998.(4),(10)
10.24	Amendment to Security and Loan Agreement between Imperial Bank and the Company dated November 15, 1998.(11)
10.25	Amendment to Employment Agreement between Anthony J. Bettencourt and the Company dated October 6, 1998.(4),(11)
10.26	Amendment to Retainer Agreement between Regent Pacific Management Corporation and Verity, Inc. dated March 12, 1999.(4),(12)
10.27	Amendment to Retainer Agreement between Regent Pacific Management Corporation and Verity, Inc. dated February 9, 2000.(4),(14)
10.28	Amendment to Employment Agreement between Anthony J. Bettencourt and the Company dated September 23, 1999.(4),(18)
10.29	Amendment to Retainer Agreement between Regent Pacific Management Corporation and Verity, Inc. dated March 12, 2001.(4),(19)
10.30	Promissory Note dated January 2, 2001 given by Anthony Bettencourt in favor of Verity, Inc.(4),(19)
10.31	Promissory Note dated January 2, 2001 given by Todd Yamami in favor of Verity, Inc.(4),(19)
10.32	Amendment to Employment Agreement between Anthony J. Bettencourt and the Company dated September 29, 2000.(4)(24)
10.33	Amendment to Employment Agreement between Anthony J. Bettencourt and the Company dated September 1, 2001.(4)
10.34	Amendment to Retainer Agreement between Regent Pacific Management Corporation and Verity, Inc. dated June 17, 2002.(4)
10.35	1995 Employee Stock Purchase Plan, as amended September 28, 2001.(4)
21.1	Subsidiaries of the Company.
23.1	Consent of Independent Accountants, PricewaterhouseCoopers LLP.
99.1	Certification.

---

(1) Incorporated by reference from the exhibits with corresponding numbers from the Company's Registration Statement (No. 33-96228), declared effective on October 5, 1995.

(2) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-Q for the quarter ended August 31, 1996.

(3) Incorporated by reference from Exhibit No. 1 to the Company's Form 8-K as filed with the Securities and Exchange Commission on October 10, 1996.

(4) Management contract or compensatory plan or arrangement required to be filed as an exhibit.

(5) With respect to the Amended and Restated 1995 Stock Option Plan, incorporated by reference to Exhibit 99.2 to the Company's Registration Statement on Form S-8 filed October 22, 1999. With respect to the form of agreements under the Amended and Restated 1995 Stock Option Plan, incorporated by reference to such agreements filed as exhibits with corresponding exhibit number from the Company's Form 10-Q for the quarter ended August 31, 1996.

(6) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-Q for the quarter ended February 29, 1996.

(7) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-K for the year ended May 31, 1997.

(8) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-Q for the quarter ended August 31, 1997.

(9) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-Q for the quarter ended February 28, 1998.

(10) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-K for the year ended May 31, 1998.

(11) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-Q for the quarter ended November 30, 1998.

(12) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-Q for the quarter ended February 28, 1999.

(13) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-Q for the quarter ended November 30, 1999.

(14) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-Q for the quarter ended February 29, 2000.

(15) Incorporated by reference from Exhibit No. 99.2 to the Company's Form 8-K as filed with the Securities and Exchange Commission on July 29, 1999.

(16) Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed October 22, 1999.

(17) With respect to the 1995 Outside Directors Stock Option Plan, as amended, incorporated by reference to Exhibit 99.3 to the Company's Registration Statement on Form S-8 filed October 22, 1999. With respect to the form of agreements under the 1995 Outside Directors Stock Option Plan, as amended, incorporated by reference to such agreements filed as exhibits with corresponding exhibit number from the Company's Registration Statement (No. 33-96228), declared effective on October 5, 1995.

(18) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-K for the year ended May 31, 2000.

(19) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-Q for the quarter ended February 28, 2001.

(20) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-Q for the quarter ended November 30, 2000.

(21) Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed December 11, 2000.

(22) Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed August 29, 2001.

(23) Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 filed June 25, 2002.

(24) Incorporated by reference from the exhibits with corresponding numbers from the Company's Form 10-K for the year ended May 31, 2001.

EXHIBIT 10.33

[VERITY LETTERHEAD]

September 1, 2001

Mr. Anthony J. Bettencourt
2802 Vizzolini Court
Pleasanton, CA 94566

Dear Anthony:

Verity is pleased to extend your employment for a one year period beginning September 1, 2001 (the "Term"). Your role will be President, reporting directly to Verity's CEO. Your monthly salary will be $25,000. Your compensation package will include a commission plan providing for the payment of a minimum of $200,000 in commissions with respect to the year ending August 31, 2002, plus a $105,000 incentive bonus payable on or before September 30, 2002. During the Term, (i) your salary may not be reduced and (ii) unless you voluntarily terminate or are terminated by the Company for "cause," as defined below, you will be paid commissions of a minimum of $200,000 with respect to your services during the Term.

If your employment by the Company terminates prior to September 30, 2002 (other than as a result of a termination due to your death or a permanent disability or a termination by the company without "cause," as defined below), you will not be entitled to receive the $105,000 incentive bonus.

Your employment with Verity may be terminated by you or Verity at any time. However, if the company terminates your employment without cause prior to the end of the Term under this agreement (the "End Date"), (i) you will be entitled to receive payments on Verity's standard payroll dates at the rate of $41,666.67 per month (comprised of $25,000.00 in salary and $16,666.67 in commissions), less withholding, from the termination date until the End Date and (ii) you will be entitled to receive the incentive bonus of $105,000 on or before September 30, 2002. You shall not be entitled to any such benefits if your employment is terminated by the company for cause or by you voluntarily. For these purposes, "cause" will be defined to mean (i) your violation of any material provision of the Inventions Agreement (as defined below), (ii) any act of theft or dishonesty, (iii) any immoral or illegal act which has a detrimental effect on this business or reputation of the company or its affiliates or (iv) any material failure to use reasonable efforts to perform reasonably requested tasks after written notice and a reasonable opportunity to comply with such notice. You agree that the benefits stated in this paragraph shall be your sole and exclusive remedy for any damages or injury arising out of or related to any termination of your employment by Verity.

This letter and the company's standard agreement relating to proprietary rights between you and Verity (the "Inventions Agreement") set forth the terms of your employment with the company and supersede any prior representations or agreements, whether written or oral. This letter may not be modified or amended, except by a written agreement, signed by you and the company.

Sincerely,

/s/ GARY J. SBONA

Gary J. Sbona
Chairman and CEO

I agree to and accept the above terms of employment with Verity, Inc. for the year beginning September 1, 2001.

/s/ ANTHONY J. BETTENCOURT
Signature

EXHIBIT 10.34

[REGENT PACIFIC MANAGEMENT CORPORATION LETTERHEAD]

June 10, 2002

Mr. Charles P. Waite, Jr., Director
Mr. Steven M. Krausz, Director
Verity, Inc.
894 Ross Drive
Sunnyvale, CA 94089

RE: Fifth Amendment to Retainer Agreement between Regent Pacific Management Corporation and Verity, Inc.

This Fifth Amendment to Retainer Agreement sets forth certain amendments to the Retainer Agreement between Regent Pacific Management Corporation, a California corporation ("Regent Pacific"), and Verity, Inc., a Delaware corporation, and its wholly-owned and controlled subsidiaries (collectively, "Verity") dated July 31, 1997, as amended on April 13, 1998, March 12, 1999, February 9, 2000 and March 13, 2001 (the "Original Retainer Agreement", "First Amendment", "Second Amendment", "Third Amendment", and Fourth Amendment respectively). Except for the amendments expressly contained herein, the Original Retainer Agreement, First Amendment, Second Amendment, Third Amendment and Fourth Amendment shall remain in full force and effect.

1. The paragraph of the Original Retainer Agreement as amended by the First Amendment, Second Amendment, Third Amendment and Fourth Amendment entitled "Fees" is hereby amended in its entirety as follows:

   "**Fees:** We have agreed to provide the work product included in this agreement for a period of seventy-three (73) months, including services covering a non-cancelable period beginning on July 31, 1997 and ending on February 28, 2003 (the "Non-Cancelable Period"). This service shall be $50,000 per week, payable in four (4) week increments, each to be paid in advance of each Regent Pacific standard four-week billing period. It is agreed and understood between us that the payments of such cash fees are to be made immediately preceding the start of each four-week billing period, and that failure to pay such periodic payments when due shall constitute a breach of this agreement by Verity. It is further understood that Regent Pacific's fees are to be paid in advance of the work to be performed, and that the initial payment is to be paid on or before July 31, 1997. It is further agreed that such cash payments are earned in full upon receipt by Regent Pacific, by virtue of our accepting this agreement and the responsibilities it entails, and are nonrefundable."

2. The paragraph of the Original Retainer Agreement as amended by the First Amendment, Second Amendment, Third Amendment and Fourth Amendment entitled "Term of Agreement" is hereby amended in its entirety as follows:

   "**Term of Agreement:** The term of this agreement shall be for seventy-three (73) months, unless earlier terminated in accordance with this paragraph. Regent Pacific hereby commits the availability of its resources to Verity under this agreement for the full seventy-three (73) month term of the engagement, or for the full term of the agreement, if such term is extended by Verity as provided in this paragraph. Verity may discharge Regent Pacific at any time after the Non-Cancelable Period provided that Verity has delivered a 60-day written notice of intent to cancel this agreement. Verity may, at its option, extend the term of this agreement for an additional twenty-six (26) week period beyond the seventy-three (73) month period by providing written notice to Regent Pacific at any time on or before February 28, 2003. If Verity elects to exercise its option to extend the term of this agreement for such twenty-six (26) week period, the Non-Cancelable Period also shall be extended automatically through August 31, 2003. Regent Pacific may withdraw from this assignment at any time with Verity's consent or for good cause without Verity's consent. Good cause also includes Verity's breach of this agreement (including Verity's failure to pay any invoice within five working days of presentation), or any fact or circumstance that would render our continuing participation in the assignment unethical or unlawful."

Very truly yours,

REGENT PACIFIC MANAGEMENT CORPORATION

By: /s/ GARY J. SBONA
Gary J. Sbona
Chairman and Chief Executive Officer

THE FOREGOING IS HEREBY APPROVED AND AGREED TO:
Dated: June 17, 2002

VERITY, INC.
(Signifies full agreement with all terms and conditions)

/s/ STEVEN M. KRAUSZ
Steven M. Krausz, Director,
on Behalf of the Board of Directors

/s/ CHARLES P. WAITE, JR.
Charles P. Waite, Jr., Director,
on Behalf of the Board of Directors

EXHIBIT 10.35

VERITY, INC.

1995 EMPLOYEE STOCK PURCHASE PLAN

(As Amended and Adjusted Through October 1, 2001)

1. Establishment, Purpose and Term of Plan.

1.1 **Establishment.** The Verity, Inc. 1995 Employee Stock Purchase Plan (the "**Plan**") is hereby established effective as of the effective date of the initial registration by the Company of its Stock under Section 12 of the Exchange Act (the "**Effective Date**").

1.2 **Purpose.** The purpose of the Plan to provide Eligible Employees of the Participating Company Group with an opportunity to acquire a proprietary interest in the Company through the purchase of Stock. The Company intends that the Plan shall qualify as an "employee stock purchase plan" under Section 423 of the Code (including any amendments or replacements of such section), and the Plan shall be so construed.

1.3 **Term of Plan.** The Plan shall continue in effect until the earlier of its termination by the Board or the date on which all of the shares of Stock available for issuance under the Plan have been issued.

2. DEFINITIONS AND CONSTRUCTION.

2.1 **Definitions.** Any term not expressly defined in the Plan but defined for purposes of Section 423 of the Code shall have the same definition herein. Whenever used herein, the following terms shall have their respective meanings set forth below:

(a) "**Board**" means the Board of Directors of the Company. If one or more Committees have been appointed by the Board to administer the Plan, "Board" also means such Committee(s).

(b) "**Code**" means the Internal Revenue Code of 1986, as amended, and any applicable regulations promulgated thereunder.

(c) "**Committee**" means a committee of the Board duly appointed to administer the Plan and having such powers as shall be specified by the Board. Unless the powers of the Committee have been specifically limited, the Committee shall have all of the powers of the Board granted herein, including, without limitation, the power to amend or terminate the Plan at any time, subject to the terms of the Plan and any applicable limitations imposed by law.

(d) "**Company**" means Verity, Inc., a Delaware corporation, or any successor corporation thereto.

(e) "**Compensation**" means, with respect to an Offering Period under the Plan, all amounts paid in cash in the forms of base salary, commissions, overtime, bonuses, annual awards, other incentive payments, shift premiums, and all other compensation paid in cash during such Offering Period before deduction for any contributions to any plan maintained by a Participating

Company and described in Section 401(k) or Section 125 of the Code. Compensation shall not include reimbursements of expenses, allowances, long-term disability, workers' compensation or any amount deemed received without the actual transfer of cash or any amounts directly or indirectly paid pursuant to the Plan or any other stock purchase or stock option plan.

(f) "Eligible Employee" means an Employee who meets the requirements set forth in Section 5 for eligibility to participate in the Plan.

(g) "Employee" means any person treated as an employee of a Participating Company for purposes of Section 423 of the Code (including an officer or a Director who is also treated as an employee); provided, however, that neither service as a Director nor payment of a director's fee shall be sufficient to constitute employment for purposes of the Plan. A Participant shall be deemed to have ceased to be an Employee either upon an actual termination of employment or upon the corporation employing the Participant ceasing to be a Participating Company. For purposes of the Plan, an individual shall not be deemed to have ceased to be an Employee while such individual is on a military leave, sick leave or other bona fide leave of absence approved by the Company of ninety (90) days or less. In the event an individual's leave of absence exceeds ninety (90) days, the individual shall be deemed to have ceased to be an Employee on the ninety-first (91st) day of such leave unless the individual's right to reemployment with the Participating Company Group is guaranteed either by statute or by contract. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be. All such determinations by the Company shall be, for purposes of an individual's participation in or other rights under the Plan as of the time of the Company's determination, final, binding and conclusive, notwithstanding that the Company or any governmental agency subsequently makes a contrary determination.

(h) "Exchange Act" means the Securities Exchange Act of 1934, as amended.

(i) "Fair Market Value" means, as of any date, if there is then a public market for the Stock, the closing sale price of a share of Stock (or the mean of the closing bid and asked prices if the Stock is so quoted instead) as quoted on the Nasdaq National Market, the Nasdaq Small-Cap Market or such other national or regional securities exchange or market system constituting the primary market for the Stock, as reported in The Wall Street Journal or such other source as the Company deems reliable. If the relevant date does not fall on a day on which the Stock has traded on such securities exchange or market system, the date on which the Fair Market Value shall be established shall be the last day on which the Stock was so traded prior to the relevant date, or such other appropriate day as shall be determined by the Board, in its sole discretion. If there is then no public market for the Stock, the Fair Market Value on any relevant date shall be as determined by the Board without regard to any restriction other than a restriction which, by its terms, will never lapse. Notwithstanding the foregoing, the Fair Market Value per share of Stock on the Effective Date shall be deemed to be the public offering price set forth in the final prospectus filed with the Securities and Exchange Commission in connection with the initial public offering of the Stock.

(j) "Offering" means an offering of Stock as provided in Section 6.

(k) "Offering Date" means, for any Offering Period, the first day of such Offering Period.

(l) **"Offering Period"** means a period determined in accordance with Section 6.1.

(m) **"Parent Corporation"** means any present or future "parent corporation" of the Company, as defined in Section 424(e) of the Code.

(n) **"Participant"** means an Eligible Employee participating in the Plan.

(o) **"Participating Company"** means the Company or any Parent Corporation or Subsidiary Corporation which the Board determines should be included in the Plan. The Board shall have the sole and absolute discretion to determine from time to time what Parent Corporations or Subsidiary Corporations shall be Participating Companies.

(p) **"Participating Company Group"** means, at any point in time, the Company and all other corporations collectively which are then Participating Companies.

(q) **"Purchase Date"** means, for any Purchase Period, the last day of such Purchase Period.

(r) **"Purchase Period"** means a period determined in accordance with Section 6.2.

(s) **"Purchase Price"** means the price at which a share of Stock may be purchased pursuant to the Plan, as determined in accordance with Section 9.

(t) **"Purchase Right"** means an option granted to a Participant pursuant to the Plan to purchase such shares of Stock as provided in Section 8, which the Participant may or may not exercise during the Offering Period in which such option is outstanding. Such option arises from the right of a Participant to withdraw any accumulated payroll deductions of the Participant not previously applied to the purchase of Stock under the Plan and to terminate participation in the Plan or any Offering at any time during an Offering Period.

(u) **"Stock"** means the common stock, par value $0.001, of the Company, as adjusted from time to time in accordance with Section 4.2.

(v) **"Subscription Agreement"** means a written agreement in such form as specified by the Company, stating an Employee's election to participate in the Plan and authorizing payroll deductions under the Plan from the Employee's Compensation.

(w) **"Subscription Date"** means the last business day prior to the Offering Date of an Offering Period or such earlier date as the Company shall establish.

(x) **"Subsidiary Corporation"** means any present or future "subsidiary corporation" of the Company, as defined in Section 424(f) of the Code.

2.2 Construction. Captions and titles contained herein are for convenience only and shall not affect the meaning or interpretation of any provision of the Plan. Except when otherwise indicated by the context, the singular shall include the plural and the plural shall include the singular. Use of the term "or" is not intended to be exclusive, unless the context clearly requires otherwise.

3. ADMINISTRATION.

3.1 Administration by the Board. The Plan shall be administered by the Board, including any duly appointed Committee of the Board. All questions of interpretation of the Plan or of any Purchase Right shall be determined by the Board and shall be final and binding upon all persons having an interest in the Plan or such Purchase Right. Subject to the provisions of the Plan, the Board shall determine all of the relevant terms and conditions of Purchase Rights granted pursuant to the Plan; provided, however, that all Participants granted Purchase Rights pursuant to the Plan shall have the same rights and privileges within the meaning of Section 423(b)(5) of the Code. All expenses incurred in connection with the administration of the Plan shall be paid by the Company.

3.2 Authority of Officers. Any officer of the Company shall have the authority to act on behalf of the Company with respect to any matter, right, obligation, determination or election that is the responsibility of or that is allocated to the Company herein, provided that the officer has apparent authority with respect to such matter, right, obligation, determination or election.

3.3 Policies and Procedures Established by the Company. The Company may, from time to time, consistent with the Plan and the requirements of Section 423 of the Code, establish, change or terminate such rules, guidelines, policies, procedures, limitations, or adjustments as deemed advisable by the Company, in its sole discretion, for the proper administration of the Plan, including, without limitation, (a) a minimum payroll deduction amount required for participation in an Offering, (b) a limitation on the frequency or number of changes permitted in the rate of payroll deduction during an Offering, (c) an exchange ratio applicable to amounts withheld in a currency other than United States dollars, (d) a payroll deduction greater than or less than the amount designated by a Participant in order to adjust for the Company's delay or mistake in processing a Subscription Agreement or in otherwise effecting a Participant's election under the Plan or as advisable to comply with the requirements of Section 423 of the Code, and (e) determination of the date and manner by which the Fair Market Value of a share of Stock is determined for purposes of administration of the Plan.

4. SHARES SUBJECT TO PLAN.

4.1 Maximum Number of Shares Issuable. Subject to adjustment as provided in Section 4.2, the maximum aggregate number of shares of Stock that may be issued under the Plan shall be four million (4,000,000) and shall consist of authorized but unissued or reacquired shares of the Stock, or any combination thereof. If an outstanding Purchase Right for any reason expires or is terminated or canceled, the shares of Stock allocable to the unexercised portion of such Purchase Right shall again be available for issuance under the Plan.

4.2 Adjustments for Changes in Capital Structure. In the event of any stock dividend, stock split, reverse stock split, recapitalization, combination, reclassification or similar change in the capital structure of the Company, or in the event of any merger (including a merger effected for the purpose of changing the Company's domicile), sale of assets or other reorganization in which the Company is a party, appropriate adjustments shall be made in the number and class of shares subject to the Plan and the limitation in Section 8.1 and to each Purchase Right and in the Purchase Price. If a majority of the shares which are of the same class as the shares that are subject to outstanding Purchase Rights are exchanged for, converted into, or otherwise become (whether or not pursuant to an Ownership Change Event) shares of another corporation (the "New Shares"), the Board may unilaterally amend the outstanding Purchase Rights to provide that such Purchase Rights are exercisable for New Shares. In the event of any such amendment, the number of shares subject to, and the Purchase Price of, the outstanding Purchase Rights shall be adjusted in a fair and equitable manner, as determined by the Board, in its sole discretion. Notwithstanding the foregoing, any fractional share resulting from an adjustment pursuant to this Section 4.2 shall be rounded down to the nearest whole number, and in no event may the Purchase Price be decreased to an amount less than the par value, if any, of the stock subject to the Purchase Right. The adjustments determined by the Board pursuant to this Section 4.2 shall be final, binding and conclusive.

5. ELIGIBILITY.

5.1 Employees Eligible to Participate. Any Employee of a Participating Company is eligible to participate in the Plan except the following:

(a) Employees who are customarily employed by the Participating Company Group for twenty (20) hours or less per week; or

(b) Employees who are customarily employed by the Participating Company Group for not more than five (5) months in any calendar year.

5.2 Exclusion of Certain Shareholders. Notwithstanding any provision of the Plan to the contrary, no Employee shall be granted a Purchase Right under the Plan if, immediately after such grant, such Employee would own or hold options to purchase stock of the Company or of any Parent Corporation or Subsidiary Corporation possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of such corporation, as determined in accordance with Section 423(b)(3) of the Code. For purposes of this Section 5.2, the attribution rules of Section 424(d) of the Code shall apply in determining the stock ownership of such Employee.

5.3 Exclusion of Leased Employees. Notwithstanding anything herein to the contrary, any individual performing services for a Participating Company solely through a leasing agency or employment agency shall not be deemed an "Employee" of such Participating Company.

6. OFFERINGS.

6.1 Offering Periods. Except as otherwise set forth below, the Plan shall be implemented by sequential Offerings of approximately twelve (12) months duration or such other duration as the Board shall determine (an "**Offering Period**"); provided, however that the first Offering Period shall commence on the Effective Date and end on September 30, 1997 (the "**Initial Offering Period**". Subsequent Offerings shall commence on the first days of April and October of each year and end on the last days of the first March and September, respectively, occurring thereafter. Notwithstanding the foregoing, the Board may establish a different term for one or more Offerings or different commencing or ending dates for such Offerings; provided, however, that no Offering may exceed a term of twenty-seven (27) months. If the first or last day of an Offering Period is not a day on which the national securities exchanges or Nasdaq Stock Market are open for trading, the Company shall specify the trading day that will be deemed the first or last day, as the case may be, of the Offering Period.

6.2 Purchase Periods. Each Offering Period shall consist of two (2) consecutive purchase periods of approximately six (6) months duration (except the Initial Offering Period which consisted of four (4) purchase periods (Effective Date to March 31, 1996; April 1, 1996 to September 30, 1996; October 1, 1996 to March 31, 1997; and April 1, 1997 to September 30, 1997)) or such other number or duration as the Board shall determine (individually, a "**Purchase Period**"). A Purchase Period commencing on the first day of April shall end on the last day of the next following September.

A Purchase Period commencing on the first day of October shall end on the last day of the next following March. Notwithstanding the foregoing, the Board may establish a different term for one or more Purchase Periods or different commencing or ending dates for such Purchase Periods. If the first or last day of a Purchase Period is not a day on which the national securities exchanges or Nasdaq Stock Market are open for trading, the Company shall specify the trading day that will be deemed the first or last day, as the case may be, of the Purchase Period.

6.3 Governmental Approval; Stockholder Approval. Notwithstanding any other provision of the Plan to the contrary, any Purchase Right granted pursuant to the Plan shall be subject to (a) obtaining all necessary governmental approvals or qualifications of the sale or issuance of the Purchase Rights or the shares of Stock and (b) obtaining stockholder approval of the Plan. Notwithstanding the foregoing, stockholder approval shall not be necessary in order to grant any Purchase Right granted in the Plan's Initial Offering Period; provided, however, that the exercise of any such Purchase Right shall be subject to obtaining stockholder approval of the Plan.

7. PARTICIPATION IN THE PLAN.

7.1 Initial Participation. An Eligible Employee may become a Participant in an Offering Period by delivering a properly completed Subscription Agreement to the office designated by the Company not later than the close of business for such office on the Subscription Date established by the Company for such Offering Period. An Eligible Employee who does not deliver a properly completed Subscription Agreement to the Company's designated office on or before the Subscription Date for an Offering Period shall not participate in the Plan for that Offering Period or for any subsequent Offering Period unless such Eligible Employee subsequently delivers a properly completed Subscription Agreement to the appropriate office of the Company on or before the Subscription Date for such subsequent Offering Period. An Employee who becomes an Eligible Employee after the Offering Date of an Offering Period shall not be eligible to participate in such Offering Period but may participate in any subsequent Offering Period provided such Employee is still an Eligible Employee as of the Offering Date of such subsequent Offering Period.

7.2 Continued Participation. A Participant shall automatically participate in the next Offering Period commencing immediately after the final Purchase Date of each Offering Period in which the Participant participates provided that such Participant remains an Eligible Employee on the Offering Date of the new Offering Period and has not either (a) withdrawn from the Plan pursuant to Section 12.1 or (b) terminated employment as provided in Section 13. A Participant who may automatically participate in a subsequent Offering Period, as provided in this Section 7.2, is not required to deliver any additional Subscription Agreement for the subsequent Offering Period in order to continue participation in the Plan. However, a Participant may deliver a new Subscription Agreement for a subsequent Offering Period in accordance with the procedures set forth in Section 7.1 if the Participant desires to change any of the elections contained in the Participant's then effective Subscription Agreement. Eligible Employees may not participate simultaneously in more than one Offering.

8. RIGHT TO PURCHASE SHARES.

8.1 Grant of Purchase Right on or after October 1, 2001. Except as set forth below, on the Offering Date of each Offering Period that commences on or after October 1, 2001, each Participant in such Offering Period shall be granted automatically a Purchase Right consisting of an option to purchase a number of shares of Stock equal to the product of 416.66 shares and the number of months in the Offering Period with the resulting product rounded to the nearest whole share. For purposes of the preceding sentence, fractional months shall be rounded to the nearest whole month and no effect shall be given to the termination of the Offering Period pursuant to the provisions of Section 12.3 or Section 14. No Purchase Right shall be granted on an Offering Date to any person who is not, on such Offering Date, an Eligible Employee. Shares of Stock may only be purchased through a Participant's payroll deductions pursuant to Section 10.

8.2 Calendar Year Purchase Limitation. Notwithstanding any provision of the Plan to the contrary, no Purchase Right shall entitle a Participant to purchase shares of Stock under the Plan at a rate which, when aggregated with such Participant's rights to purchase shares under all other employee stock purchase plans of a Participating Company intended to meet the requirements of Section 423 of the Code, exceeds Twenty-Five Thousand Dollars ($25,000) in Fair Market Value (or such other limit, if any, as may be imposed by the Code) for each calendar year in which such Purchase Right has been outstanding at any time. For purposes of the preceding sentence, the Fair Market Value of shares purchased during a given Offering Period shall be determined as of the Offering Date for such Offering Period. The limitation described in this Section 8.2 shall be applied in conformance with applicable regulations under Section 423(b)(8) of the Code.

9. PURCHASE PRICE. The Purchase Price at which each share of Stock may be acquired in an Offering Period upon the exercise of all or any portion of a Purchase Right granted with respect to such Offering Period shall be established by the Board; provided, however, that the Purchase Price shall not be less than eighty-five percent (85%) of the lesser of (a) the Fair Market Value of a share of Stock on the Offering Date of the Offering Period or (b) the Fair Market Value of a share of Stock on the Purchase Date. Unless otherwise provided by the Board prior to the commencement of an Offering Period, the Purchase Price for that Offering Period shall be eighty-five percent (85%) of the lesser of (a) the Fair Market Value of a share of Stock on the Offering Date of the Offering Period, or (b) the Fair Market Value of a share of Stock on the Purchase Date.

10. ACCUMULATION OF PURCHASE PRICE THROUGH PAYROLL DEDUCTION. Shares of Stock which are acquired pursuant to the exercise of all or any portion of a Purchase Right for an Offering Period may be paid for only by means of payroll deductions from the Participant's Compensation accumulated during the Offering Period.

10.1 Amount of Payroll Deductions. Except as otherwise provided herein, the amount to be deducted under the Plan from a Participant's Compensation on each payday during an Offering Period shall be determined by the Participant's Subscription Agreement. The Subscription Agreement shall set forth the percentage (in a whole number percentage) of the Participant's Compensation to be deducted on each payday during an Offering Period, which, except as a result of an election pursuant to Section 10.3 to stop payroll deductions, shall be not less than zero percent (0%) nor more than twenty percent (20%) of the Participant's Compensation otherwise payable on such payday. Notwithstanding the foregoing, the Board may change the limits on payroll deductions effective as of any future Offering Date.

10.2 Commencement of Payroll Deductions. Payroll deductions shall commence on the first payday following the Offering Date and shall continue to the end of the Offering Period unless sooner altered or terminated as provided in the Plan.

10.3 Election to Change or Stop Payroll Deductions. A Participant may elect to increase or decrease the rate of payroll deductions during a Purchase Period by delivering a new Subscription Agreement to the person designated by the Company. For a Purchase Period that commences on or after October 1, 2001, the new Subscription Agreement shall become effective as soon as practicable, but not later than the first payroll period that commences more than fifteen (15) days after receipt of the Subscription Agreement and shall continue for the remainder of the Offering Period unless changed as described below. A Participant may increase or decrease the rate of payroll deductions for any subsequent Offering Period by filing a new Subscription Agreement with the person designated by the Company. This new Subscription Agreement shall become effective with the first payroll period in such subsequent Offering Period. A Participant who elects to decrease the rate of his or her payroll deductions to zero percent (0%) shall nevertheless remain a Participant in the current Offering Period unless such Participant subsequently withdraws from the Offering or the Plan as provided in Sections 12.1 and 12.2, respectively, or is automatically withdrawn from the Offering as provided in Section 12.3.

10.4 Participant Accounts. Individual Plan bookkeeping accounts shall be maintained for each Participant. All payroll deductions from a Participant's Compensation shall be credited to such account and shall be deposited with the general funds of the Company. All payroll deductions received or held by the Company may be used by the Company for any corporate purpose.

10.5 No Interest Paid. Interest shall not be paid on sums deducted from a Participant's Compensation pursuant to the Plan.

11. PURCHASE OF SHARES.

11.1 Exercise of Purchase Right. On each Purchase Date of an Offering Period, each Participant who has not withdrawn from the Offering or the Plan or whose participation in the Offering has not terminated on or before such Purchase Date shall automatically acquire pursuant to the exercise of the Participant's Purchase Right the number of whole shares of Stock determined by dividing (a) the total amount of the Participant's payroll deductions accumulated in the Participant's Plan account during the Offering Period and not previously applied toward the purchase of Stock by (b) the Purchase Price. However, in no event shall the number of shares purchased by the Participant during an Offering Period exceed the number of shares subject to the Participant's Purchase Right. No shares of Stock shall be purchased on a Purchase Date by a Participant whose participation in the Offering or the Plan has terminated on or before such Purchase Date.

11.2 Pro Rata Allocation of Shares. In the event the number of shares of Stock which might be purchased by all Participants in the Plan on a Purchase Date exceeds the number of shares of Stock available in the Plan as provided in Section 4.1, the Company shall make a pro rata allocation of the remaining shares in as uniform a manner as shall be practicable and as the Company shall determine to be equitable. Any fractional share resulting from such pro rata allocation to any Participant shall be disregarded.

11.3 Delivery of Shares. As soon as practicable after each Purchase Date, the Company shall deliver the shares acquired by the Participant on such Purchase Date to a broker designated by the Company to hold such shares in street name for the benefit of the Participant. Shares to be delivered to a Participant under the Plan shall be registered in the name of the Participant.

11.4 Return of Cash Balance. Any cash balance remaining in a Participant's Plan account following any Purchase Date shall be refunded to the Participant as soon as practicable after such Purchase Date. However, if the cash to be returned to a Participant pursuant to the preceding sentence is an amount less than the amount that would have been necessary to purchase an additional whole share of Stock on such Purchase Date, the Company may retain such amount in the

Participant's Plan account to be applied toward the purchase of shares of Stock in the subsequent Purchase Period or Offering Period, as the case may be.

11.5 Tax Withholding. At the time a Participant's Purchase Right is exercised, in whole or in part, or at the time a Participant disposes of some or all of the shares of Stock he or she acquires under the Plan, the Participant shall make adequate provision for the foreign, federal, state and local tax withholding obligations of the Participating Company Group, if any, which arise upon exercise of the Purchase Right or upon such disposition of shares, respectively. The Participating Company Group may, but shall not be obligated to, withhold from the Participant's compensation the amount necessary to meet such withholding obligations.

11.6 Expiration of Purchase Right. Any portion of a Participant's Purchase Right remaining unexercised after the end of the Offering Period to which such Purchase Right relates shall expire immediately upon the end of such Offering Period.

11.7 Reports to Participants. Each Participant who has exercised all or part of his or her Purchase Right shall receive, as soon as practicable after the Purchase Date, a report of such Participant's Plan account setting forth the total payroll deductions accumulated prior to such exercise, the number of shares of Stock purchased, the Purchase Price for such shares, the Fair Market Value of such shares, the date of purchase and cash balance, if any, remaining immediately after such purchase that is to be refunded or retained in the Participant's Plan account pursuant to Section 11.4. The report required by this Section may be delivered in such form and by such means, including by electronic transmission, as the Company may determine. Each Participant shall be provided information concerning the Company equivalent to that information generally made available to the Company's common stockholders.

12. WITHDRAWAL FROM OFFERING OR PLAN.

12.1 Withdrawal From an Offering. This Section 12.1 shall apply only to Offerings that commenced prior to October 1, 2001. A Participant may withdraw from an Offering by signing and delivering to the Company's designated office a written notice of withdrawal on a form provided by the Company for such purpose. Such withdrawal may be elected at any time prior to the end of an Offering Period; provided, however, if a Participant withdraws after the Purchase Date of a Purchase Period during the Offering, the withdrawal shall not affect shares of Stock acquired by the Participant on such Purchase Date. Unless otherwise elected by the Participant, withdrawal from an Offering shall not result in the Participant's withdrawal from the Plan or any succeeding Offering therein. By withdrawing from an Offering effective as of the close of a given Purchase Date, a Participant may have shares of Stock purchased on such Purchase Date and immediately commence participation in the new Offering commencing immediately after such Purchase Date. A Participant is prohibited from again participating in an Offering at any time following withdrawal from such Offering. The Company may impose, from time to time, a requirement that the notice of withdrawal from the Offering be on file with the Company's designated office for a reasonable period prior to the effectiveness of the Participant's withdrawal from an Offering.

12.2 Withdrawal from the Plan. A Participant may withdraw from the Plan (and thereby all Offerings) by signing and delivering to the Company's designated office a written notice of withdrawal on a form provided by the Company for such purpose. Such withdrawal may be elected at any time prior to the end of an Offering Period (with an effective date as specified in the election pursuant to procedures established by the Company). For Offerings that commence on or after October 1, 2001, however, if a Participant withdraws from the Plan less than fifteen (15) days prior to the Purchase Date of a Purchase Period, such withdrawal shall not affect the purchase of shares of Stock for the Participant on such Purchase Date. A Participant who voluntarily elects to withdraw from the Plan is prohibited from resuming participation in the Plan in the same Offering from which he or she withdrew, but may participate in any subsequent Offering under the Plan by again satisfying the requirements of Sections 5 and 7.1. The Company may impose, from time to time, a requirement that the notice of withdrawal from the Plan be on file with the Company's designated office for a reasonable period prior to the effectiveness of the Participant's withdrawal from the Plan.

12.3 Automatic Withdrawal From an Offering. If the Fair Market Value of a share of Stock on a Purchase Date other than the final Purchase Date of an Offering is less than the Fair Market Value of a share of Stock on the Offering Date of the Offering, then every Participant automatically shall be (a) withdrawn from such Offering at the close of such Purchase Date and after the acquisition of shares of Stock for the Purchase Period and (b) enrolled in the Offering commencing on the first business day subsequent to such Purchase Date. A Participant may elect not to be automatically withdrawn from an Offering pursuant to this Section 12.3 by delivering to the Company's designated office not later than the close of business on the Purchase Date a written notice indicating such election.

12.4 Return of Payroll Deductions. Upon a Participant's voluntary withdrawal from an Offering or the Plan pursuant to Sections 12.1 or 12.2, respectively, or automatic withdrawal from an Offering pursuant to Section 12.3, the Participant's accumulated payroll deductions which have not been applied toward the purchase of shares of Stock (except, in the case of an automatic withdrawal pursuant to Section 12.3, for an amount necessary to purchase an additional whole share as provided in Section 11.4) shall be returned as soon as practicable after the withdrawal, without the payment of any interest, to the Participant, and the Participant's interest in the Offering or the Plan, as applicable, shall terminate. Such accumulated payroll deductions may not be applied to any other Offering under the Plan.

13. TERMINATION OF EMPLOYMENT OR ELIGIBILITY. Termination of a Participant's employment with the Company for any reason, including retirement, disability or death or the failure of a Participant to remain an Eligible Employee, shall terminate the Participant's participation in the Plan immediately. In such event, the payroll deductions credited to the Participant's Plan account since the last Purchase Date shall, as soon as practicable, be returned to the Participant or, in the case of the Participant's death, to the Participant's legal representative, and all of the Participant's rights under the Plan shall terminate. Interest shall not be paid on sums returned to a Participant pursuant to this Section 13. A Participant whose participation has been so terminated may again become eligible to participate in the Plan by again satisfying the requirements of Sections 5 and 7.1.

14. TRANSFER OF CONTROL.

14.1 Definitions.

(a) An "Ownership Change Event" shall be deemed to have occurred if any of the following occurs with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the Company of more than fifty percent (50%) of the voting stock of the Company; (ii) a merger or consolidation in which the Company a party; (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company; or (iv) a liquidation or dissolution of the Company.

(b) A "**Transfer of Control**" shall mean an Ownership Change Event or a series of related Ownership Change Events (collectively, the "**Transaction**") wherein the stockholders of the Company immediately before the Transaction do not retain immediately after the Transaction, in substantially the same proportions as their ownership of shares of the Company's voting stock immediately before the Transaction, direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding voting stock of the Company or the corporation or corporations to which the assets of the Company were transferred (the "**Transferee Corporation(s)**"), as the case may be. For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting stock of one or more corporations which, as a result of the Transaction, own the Company or the Transferee Corporation(s), as the case may be, either directly or through one or more subsidiary corporations. The Board shall have the right to determine whether multiple sales or exchanges of the voting stock of the Company or multiple Ownership Change Events are related, and its determination shall be final, binding and conclusive.

(c) **Effect of Transfer of Control on Purchase Rights.** In the event of a Transfer of Control, the surviving, continuing, successor, or purchasing corporation or parent corporation thereof, as the case may be (the "**Acquiring Corporation**"), may assume the Company's rights and obligations under the Plan or substitute substantially equivalent Purchase Rights for stock of the Acquiring Corporation. If the Acquiring Corporation elects not to assume or substitute for the outstanding Purchase Rights, the Board may, in its sole discretion and notwithstanding any other provision herein to the contrary, adjust the Purchase Date of the then current Purchase Period to a date on or before the date of the Transfer of Control, but shall not adjust the number of shares of Stock subject to any Purchase Right. All Purchase Rights which are neither assumed or substituted for by the Acquiring Corporation in connection with the Transfer of Control nor exercised as of the date of the Transfer of Control shall terminate and cease to be outstanding effective as of the date of the Transfer of Control. Notwithstanding the foregoing, if the corporation the stock of which is subject to the outstanding Purchase Rights immediately prior to an Ownership Change Event described in Section 15.1(a)(i) constituting a Transfer of Control is the surviving or continuing corporation and immediately after such Ownership Change Event less than fifty percent (50%) of the total combined voting power of its voting stock is held by another corporation or by other corporations that are members of an affiliated group within the meaning of section 1504(a) of the Code without regard to the provisions of section 1504(b) of the Code, the outstanding Purchase Rights shall not terminate unless the Board otherwise provides in its sole discretion.

15. **NONTRANSFERABILITY OF PURCHASE RIGHTS.** A Purchase Right may not be transferred in any manner otherwise than by will or the laws of descent and distribution and shall be exercisable during the lifetime of the Participant only by the Participant. The Company, in its absolute discretion, may impose such restrictions on the transferability of the shares purchasable upon the exercise of a Purchase Right as it deems appropriate and any such restriction shall be set forth in the respective Subscription Agreement and may be referred to on the certificates evidencing such shares.

16. **RESTRICTION ON ISSUANCE OF SHARES.** The issuance of shares under the Plan shall be subject to compliance with all applicable requirements of foreign, federal or state law with respect to such securities. A Purchase Right may not be exercised if the issuance of shares upon such exercise would constitute a violation of any applicable foreign, federal or state securities laws or other law or regulations. In addition, no Purchase Right may be exercised unless (a) a registration statement under the Securities Act of 1933, as amended, shall at the

time of exercise of the Purchase Right be in effect with respect to the shares issuable upon exercise of the Purchase Right, or (b) in the opinion of legal counsel to the Company, the shares issuable upon exercise of the Purchase Right may be issued in accordance with the terms of an applicable exemption from the registration requirements of said Act. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company's legal counsel to be necessary to the lawful issuance and sale of any shares under the Plan shall relieve the Company of any liability in respect of the failure to issue or sell such shares as to which such requisite authority shall not have been obtained. As a condition to the exercise of a Purchase Right, the Company may require the Participant to satisfy any qualifications that may be necessary or appropriate, to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company.

17. RIGHTS AS A STOCKHOLDER AND EMPLOYEE. A Participant shall have no rights as a stockholder by virtue of the Participant's participation in the Plan until the date of the issuance of a stock certificate for the shares of Stock being purchased pursuant to the exercise of the Participant's Purchase Right. No adjustment shall be made for cash dividends or distributions or other rights for which the record date is prior to the date such stock certificate is issued. Nothing herein shall confer upon a Participant any right to continue in the employ of the Participating Company Group or interfere in any way with any right of the Participating Company Group to terminate the Participant's employment at any time.

18. LEGENDS. The Company may at any time place legends or other identifying symbols referencing any applicable foreign, federal or state securities law restrictions or any provision convenient in the administration of the Plan on some or all of the certificates representing shares of Stock issued under the Plan. The Participant shall, at the request of the Company, promptly present to the Company any and all certificates representing shares acquired pursuant to a Purchase Right in the possession of the Participant in order to carry out the provisions of this Section. Unless otherwise specified by the Company, legends placed on such certificates may include but shall not be limited to the following:

"THE SHARES EVIDENCED BY THIS CERTIFICATE WERE ISSUED BY THE CORPORATION TO THE REGISTERED HOLDER UPON THE PURCHASE OF SHARES UNDER AN EMPLOYEE STOCK PURCHASE PLAN AS DEFINED IN SECTION 423 OF THE INTERNAL REVENUE CODE OF 1986, AS AMENDED. THE TRANSFER AGENT FOR THE SHARES EVIDENCED HEREBY SHALL NOTIFY THE CORPORATION IMMEDIATELY OF ANY TRANSFER OF THE SHARES BY THE REGISTERED HOLDER HEREOF MADE ON OR BEFORE _______, ____, THE REGISTERED HOLDER SHALL HOLD ALL SHARES PURCHASED UNDER THE PLAN IN THE REGISTERED HOLDER'S NAME (AND NOT IN THE NAME OF ANY NOMINEE) PRIOR TO THIS DATE."

19. NOTIFICATION OF SALE OF SHARES. The Company may require the Participant to give the Company prompt notice of any disposition of shares acquired by exercise of a Purchase Right within two years from the date of granting such Purchase Right or one year from the date of exercise of such Purchase Right. The Company may require that until such time as a Participant disposes of shares acquired upon exercise of a Purchase Right, the Participant shall hold all such shares in the Participant's name (and not in the name of any nominee) until the lapse of the time periods with respect to such Purchase Right referred to in the preceding sentence. The Company may direct that the certificates evidencing shares acquired by exercise of a Purchase Right refer to such requirement to give prompt notice of disposition.

20. NOTICES. All notices or other communications by a Participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location, or by the person, designated by the Company for the receipt thereof.

21. INDEMNIFICATION. In addition to such other rights of indemnification as they may have as members of the Board or officers or employees of the Participating Company Group, members of the Board and any officers or employees of the Participating Company Group to whom authority to act for the Board or the Company is delegated shall be indemnified by the Company against all reasonable expenses, including attorneys' fees, actually and necessarily incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan, or any right granted hereunder, and against all amounts paid by them in settlement thereof (provided such settlement is approved by independent legal counsel selected by the Company) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such person is liable for gross negligence, bad faith or intentional misconduct in duties; provided, however, that within sixty (60) days after the institution of such action, suit or proceeding, such person shall offer to the Company, in writing, the opportunity at its own expense to handle and defend the same.

22. AMENDMENT OR TERMINATION OF THE PLAN. The Board may at any time amend or terminate the Plan, except that (a) such termination shall not affect Purchase Rights previously granted under the Plan, except as permitted under the Plan, and (b) no amendment may adversely affect a Purchase Right previously granted under the Plan (except to the extent permitted by the Plan or as may be necessary to qualify the Plan as an employee stock purchase plan pursuant to Section 423 of the Code or to obtain qualification or registration of the shares of Stock under applicable foreign, federal or state securities laws). In addition, an amendment to the Plan must be approved by the stockholders of the Company within twelve (12) months of the adoption of such amendment if such amendment would authorize the sale of more shares than are authorized for issuance under the Plan or would change the definition of the corporations that may be designated by the Board as Participating Companies.

23. CONTINUATION OF INITIAL PLAN AS TO OUTSTANDING PURCHASE RIGHTS. Any other provision of the Plan to the contrary notwithstanding, the terms of the Plan as in effect prior to its amendment on September 25,1997 shall remain in effect and apply to all Purchase Rights granted pursuant to the Plan prior to such amendment.

IN WITNESS WHEREOF, the undersigned Secretary of the Company certifies that the foregoing sets forth the Verity, Inc. 1995 Employee Stock Purchase Plan as duly adopted by the Board on June 15, 1995 and amended and adjusted through October 1, 2001.

____

Secretary

EXHIBIT 21.1

VERITY, INC.
SUBSIDIARIES

Verity Benelux, The Netherlands

Verity United Kingdom

Verity France

Verity Deutschland GmbH, Germany

Verity Nordic AB, Sweden

Verity Canada

Verity Australia

Verity South Africa

Verity Singapore

Verity Mexico

EXHIBIT 23.1

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 333-89701, 333-66913, 333-44877, 333-43905, 333-36527, 333-26869, 333-24753, 333-2600, 333-89701, 333-51642, 333-60676, 333-68096, 333-68586, 333-91138) of Verity, Inc. of our report dated June 17, 2002 relating to the financial statements and financial statement schedule, which appears in this Annual Report on Form 10-K.

PricewaterhouseCoopers LLP

San Jose, California
August 15, 2002

EXHIBIT 99.1

CERTIFICATION

Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. § 1350, as adopted), Gary J. Sbona, Chief Executive Officer of Verity, Inc. (the "Company"), and Todd K. Yamami, Chief Financial Officer of the Company, each hereby certify that, to the best of their knowledge:

1. The Company's Annual Report on Form 10-K for the period ended May 31, 2002, and to which this Certification is attached as Exhibit 99.1 (the "***Periodic Report***"), fully complies with the requirements of section 13(a) or section 15(d) of the Securities Exchange Act of 1934, and

2. The information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

IN WITNESS WHEREOF, the undersigned have set their hands hereto as of the 16th day of August, 2002.

/s/ GARY J. SBONA

Gary J. Sbona, **CHIEF EXECUTIVE OFFICER**

/s/ TODD K. YAMAMI

Todd K. Yamami, **CHIEF FINANCIAL OFFICER**

Corporate Information

Corporate Headquarters
Verity, Inc.
894 Ross Drive
Sunnyvale, CA 94089
t. 408.541.1500
f. 408.541.1600

Legal Counsel
Cooley Godward LLP
Five Palo Alto Square
3000 El Camino Real
Palo Alto, CA 94306

Independent Accountants
PricewaterhouseCoopers LLP
Ten Almaden Boulevard,
Suite 1600
San Jose, CA 95113

Transfer Agent and Registrar
Equiserve
c/o Boston Equiserve
Division
P.O. Box 43010
Providence, RI 02940-3010

Investor Relations
For stockholder or investor-related inquiries, please contact:

Verity, Inc.
Attention: Investor Relations
894 Ross Drive
Sunnyvale, CA 94089
e. investorrelations@verity.com
t. 408.542.4472
f. 408.542.2016

We will supply a copy of Verity's Annual Report (excluding exhibits) without charge to any Stockholder who makes such a request. Request should be in writing and addressed to our Investor Relations department at the address above.

Stock Listing
The Company's stock trades on the NASDAQ Stock Market, Inc. under the symbol VRTY.

Executive Officers

Gary J. Sbona
Chairman of the Board,
Chief Executive Officer

Anthony J. Bettencourt
President & Director

Stephen W. Young
Chief Operating Officer

Dr. Ashok K. Chandra
Senior Vice President,
Development &
New Business Activities

Todd K. Yamami
Vice President,
Chief Financial Officer

Michael T. Zuckerman
Vice President, Marketing

Michael D. Mooney
Vice President,
North American Sales &
Business Development

Hugo Sluimer
Vice President,
International Sales &
European Operations

Paul H. Cook
Corporate Controller,
Principal Accounting
Officer

Corporate Officers

Sunil D. Nagdev
Vice President,
Professional Services &
Technical Support

Dr. Prabhakar Raghavan
Vice President,
Chief Technology Officer

D. Richard Motyka
Vice President &
Chief Architect,
Development – Verity
Canada, Ltd.

Charu M. Rudrakshi
Vice President,
Engineering – Sunnyvale

James H. Still
Vice President,
Sales – Eastern Region

Michael Makely
Vice President,
Sales – Central Region

John F. Buselli
Vice President,
Sales – Western Region

Board of Directors

Gary J. Sbona
Chairman of the Board,
Chief Executive Officer,
Verity, Inc.

Anthony J. Bettencourt
President, Verity, Inc.

Steven M. Krausz
Managing Member,
U.S. Venture Partners

Stephen A. MacDonald
President,
Chief Executive Officer,
Bellamax, Inc.

Karl C. (Casey) Powell, Jr.
President,
Chief Executive Officer,
NextGig, Inc.

Charles P. Waite, Jr.
General Partner,
OVP Venture Partners

Corporate Locations

Verity, Inc.
894 Ross Drive
Sunnyvale, CA 94089
t. 408.541.1500
f. 408.541.16 00

Verity New York
230 W. 41st Street
12th Floor
New York, NY 10036
t. 646.366.9500
f. 646.366.9540

Verity Washington, DC
2941 Fairview Park Drive
8th Floor
Falls Church, VA 22042
t. 703.289.8800
f. 703.289.8840

Verity Chicago
200 South Wacker Drive
31st Floor
Chicago, IL 60606
t. 312.674.4525
f. 312.674.4571

Verity Boston
35 Corporate Drive
4th Floor
Burlington, MA 01803
t. 781.685.4881
f. 781.685.4601

Verity Dallas
12377 Merit Drive
11th Floor
Dallas, TX 75251
t. 972.455.4640
f. 972.455.0474

Verity Canada
400 – 4th Avenue SW
Suite 2600
Calgary, AB T2P 0J4
Canada
t. 403.750.4000
f. 403.750.4100

Verity Mexico
Camelia 253-6
Colonia Florida
Alvaro Obergon
Mexico D.F.
01030 Mexico
t. 52.5.661.7126
f. 51.5.598.9526

Verity Benelux
Coltbaan 31
3439 NG Nieuwegein
The Netherlands
t. 31.30.669.2120
f. 31.30.662.2094

Verity United Kingdom
The Pavilions
Kiln Park Business Ctr.
Kiln Lane
Epsom KT17 1JG
United Kingdom
t. 44.1372.747076
f. 44.1372.747071

Verity Germany
Babenhäuser Straße 50
D-63762 Großostheim
Germany
t. 49.6026.9710.0
f. 49.6026.9710.20

Verity France
14, Place Marie Jeanne Bassot
92593 Levallois Perret Cedex
France
t. 33.1.41.49.0450
f. 33.1.40.89.0981

Verity South Africa
492 Brown Street
Laudium, 0037
Centurion, Pretoria
Gauteng, South Africa
t. 278.3603.1134

Verity Australia
Level 20, 99 Walker Street
North Sydney NSW 2060
Australia
t. 61.2.9657.1055
f. 61.2.9657.1059

www.verity.com

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